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Index to Financial Statements

As filed with the Securities and Exchange Commision on October 29, 2014

Registration No. 333-198559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Neff Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7359 (Primary Standard Industrial Classification Code Number)	30-0843609 (I.R.S. Employer Identification No.)

3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178
(305) 513-3350
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178
(305) 513-3350
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kirk A. Davenport II, Esq. Dennis Lamont, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200	Arthur D. Robinson, Esq. Lesley C. Peng, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934 (the "Exchange Act"). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued October 29, 2014

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Shares

Neff Corporation

CLASS A COMMON STOCK

Neff Corporation is offering                             shares of its Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. The initial public offering price is expected to be between $               and $               per share.

We will apply to list our Class A common stock on The New York Stock Exchange ("NYSE") under the symbol "NEFF".

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P., private investment funds managed by Wayzata Investment Partners LLC, which we refer to collectively as "Wayzata." Immediately following this offering, the holders of our Class A common stock will collectively hold 100% of the economic interests in us and          % of the voting power in us, and Wayzata, through its ownership of all of the outstanding Class B common stock, will hold the remaining           % of the voting power in us. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom our sole asset will be the common units of Neff Holdings LLC ("Neff Holdings"), representing a          % economic interest in Neff Holdings. The remaining          % economic interest in Neff Holdings will be owned by Wayzata through its ownership of common units of Neff Holdings.

We are an "emerging growth company" under applicable federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 21.

PRICE $                             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company, Before Expenses
Per Share	$	$	$
Total	$	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriters."

We have granted the underwriters the right to purchase up to an additional                           shares of Class A common stock from us.

The Securities and Exchange Commission (the "SEC") and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about              , 2014.

MORGAN STANLEY	JEFFERIES	PIPER JAFFRAY
BofA MERRILL LYNCH		WELLS FARGO SECURITIES

                           , 2014

        You should rely only on the information contained in this prospectus and any free writing prospectus we have prepared. We have not, and the underwriters have not, authorized anyone to provide you with information or make any representations different from or in addition to those contained in this prospectus or any free writing prospectus we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. We are offering to sell shares of Class A common stock and are seeking offers to buy shares of our Class A common stock only in jurisdictions where offers and sales are permitted.

        Until                         , 2014 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

        We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own or have the right to use include "Neff Rental" and "We Care More." Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you may consider important in making your investment decision and is qualified in its entirety by the more detailed information and historical financial statements, including the notes thereto, that are included elsewhere in this prospectus. You should read this entire prospectus carefully and consider, among other things, the matters discussed in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain statements in this summary are forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements. See "Forward-Looking Statements."

        Except as otherwise stated or required by the context, in this prospectus, the "Company," "we," "our" and "us" refer (1) prior to the consummation of the Organizational Transactions described under "—The Organizational Transactions," to Neff Holdings LLC ("Neff Holdings") and, unless the context otherwise requires, its consolidated subsidiaries, and (2) after the consummation of the Organizational Transactions described under "—The Organizational Transactions," to Neff Corporation and, unless the context otherwise requires, its consolidated subsidiaries, including Neff Holdings.

Our Company

        We are a leading regional equipment rental company in the United States, focused on the fast-growing Sunbelt states. We offer a broad array of equipment rental solutions for our diverse customer base, including non-residential construction, oil and gas and residential construction customers. Our broad fleet of equipment includes earthmoving, material handling, aerial and other rental equipment, which we package together to meet the specific needs of our customers. We consider the earthmoving equipment category to be a core competency of our Company and a key differentiator of our business. We believe that the earthmoving equipment category offers a return on investment and future growth prospects that are among the strongest in the equipment rental industry. For the 12 months ended June 30, 2014, we generated revenues of $346.9 million (87% from equipment rentals), net income of $10.1 million and Adjusted EBITDA (as defined below) of $167.4 million.

Our Branch Network and Fleet

        As of June 30, 2014, we operated 64 branches organized into operating clusters in five regions in the United States: Florida, Atlantic, Central, Southeastern and Western. We are strategically located in markets that we believe feature high levels of population growth as well as high levels of construction activity over the near term. We believe that our clustering approach enables us to establish a strong local presence in targeted markets and meet the needs of our customers that have multiple projects within a specific region. Furthermore, we have invested in and developed a highly successful fleet management capability which allows us to share equipment among our branches in order to improve time utilization (as defined below) and drive a higher return on invested capital.

Revenues by Region for the 12 Months Ended June 30, 2014

 Our Five Regions

        We seek to improve returns on our investments in rental equipment by applying a highly-disciplined asset-management approach to acquiring, renting, maintaining and divesting our fleet. This effort is supported by our customized asset tracking software and a rigorous maintenance and repair program, which promotes the extended useful life of our equipment. As of June 30, 2014, our rental fleet consisted of over 13,500 units of equipment with an original equipment cost, or OEC (as defined below), of approximately $708.3 million and an average age of approximately 45 months. Our earthmoving fleet represented 54% of OEC and had an average age of approximately 33 months. We believe that our focus on earthmoving equipment positions us to take advantage of future growth opportunities in our key end-markets.

Rental Fleet by Equipment Category as a Percentage of OEC as of June 30, 2014

Industry Overview

        According to the American Rental Association, the North American rental industry grew from approximately $18 billion in annual rental revenues in 1997 to approximately $38 billion in 2013, representing a compounded annual growth rate ("CAGR") of approximately 5%. The primary end-markets served by the rental industry include the broader industrial and construction markets, which include non-residential construction, oil and gas and residential construction. The American Rental Association projects that the North American rental industry will grow by approximately 9% annually through 2018, resulting in estimated annual rental revenues of $57 billion by 2018. We believe that approximately 70% of total North American rental industry revenues is attributable to the industrial and commercial construction markets.

North America Rental Industry Revenues: 1997 - 2018E

Source: American Rental Association Rental Market Monitor.

        We believe that part of this industry growth will be driven by the ongoing secular shift in North America toward reliance on equipment rental instead of ownership, as evidenced by the increasing percentage of new equipment sold to rental companies as a percentage of the total amount of new equipment sold, which we refer to as the penetration rate. According to the American Rental Association'sEquipment Rental Penetration Index, the penetration rate rose from 41% in 2003 to 53% in 2013.

North America Equipment Rental Penetration Rate Index

Source: American Rental Association Equipment Rental Penetration Index.

        We believe that the shift from owning to renting equipment in North America will continue as construction and industrial firms recognize the advantages of renting rather than owning equipment, and that this trend will continue to result in increased penetration rates in the future. Renting equipment allows firms to:

  •
  avoid large equipment capital investments;

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  access a broad selection of equipment featuring current technology;

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  obtain equipment on an as-needed basis;

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  reduce costs related to idle equipment;

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  reduce storage and maintenance costs; and

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  reduce depreciation charges.

        Furthermore, the material handling and aerial categories each have higher penetration rates than the earthmoving equipment category. Given the relatively lower penetration rate in the earthmoving equipment category, we expect growth in this category to outpace the overall equipment rental market.

North America Penetration Rates by Category for 2013 Equipment Rental Market

Source: Yengst Associates Market Machinery Research Rental Industry Report. Data segmented by the Company to reflect the three primary equipment classes.

        The equipment rental industry in North America is highly fragmented. According to Yengst Associates, the industry is comprised of approximately 4,000 rental business locations that offer construction equipment as a primary source of revenue. In 2013, according to the Rental Equipment Register, revenues of the 15 largest equipment rental companies accounted for approximately 30% of the total market. We believe that larger rental companies will be able to continue to increase their market share and outperform smaller, independent companies by better meeting customer demands to deliver a broad selection of high-quality and reliable equipment in a timely and efficient manner.

Our Business Strengths

        Well Positioned to Capitalize on Key End-Market Growth.    For the 12 months ended June 30, 2014, approximately 87% of our rental revenues were derived from five key end-markets: infrastructure, non-residential construction, oil and gas, municipal and residential construction. The U.S. equipment rental industry has historically benefitted from growth in these end-markets, which are expected to grow at a weighted average CAGR of approximately 7% from 2014 to 2018, as shown below. We believe that our current business is well aligned with these growing end-markets, and that we will continue to benefit from macroeconomic growth.

Our Rental Revenues by End-Market for the 12 Months Ended June 30, 2014	Projected End-Market Growth: 2014E - 2018E CAGRs

Source: Company data.	Source: FMI Construction Outlook Q2 2014 data; Oil and Gas from IHS July 2014 data.

        Prominent Position in Fast-Growing Sunbelt States.    60 of our 64 branches are located in the Sunbelt states of Virginia, North Carolina, South Carolina, Florida, Georgia, Alabama, Tennessee, Louisiana, Texas, Arizona, Nevada and California. Our Sunbelt state locations benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. According to the American Rental Association, equipment rental revenue in the states where we have branch locations is expected to grow approximately 10% annually from 2014 to 2018, compared to an average growth rate of approximately 9% for all other states. By clustering our operations and concentrating our branches in these strategic regional markets, we have established a strong local presence and developed significant brand recognition in those markets.

        High-Quality Fleet Focused on Earthmoving Equipment.    We offer our customers a broad array of rental equipment with a focus on the earthmoving category. We believe that we are well positioned to benefit from additional penetration in the earthmoving equipment category, which had a penetration rate of approximately 51% in 2013, compared to approximately 95% for the aerial and 85% for the material handling categories, respectively. As of June 30, 2014, we had over 5,100 units of earthmoving equipment, accounting for 54% of the OEC of our rental fleet. By comparison, as presented below, the earthmoving equipment category represented only 13-22% of the OEC of selected public industry peers.

Percentage of Earthmoving Equipment OEC Among Selected
Public Industry Peers

Source: Company data and most recent public filings for selected public industry peers.

        Disciplined Sales Culture Drives Strong Customer Relationships.    We have a diverse base of repeat customers who we believe value our knowledge and expertise. Our customer base includes large and mid-sized construction firms, municipalities, utilities and industrial users. Typically, we serve over 14,000 customers annually. In 2013, no single customer accounted for more than 1% of our total rental revenues and our ten largest customers accounted for approximately 6% of our total rental revenues. Our culture is built around the disciplined use of our customer relationship management system, or "CRM system," at every level of our organization, which we believe provides our employees with the tools and information to efficiently provide customized solutions to our existing and potential customers. In addition, our CRM system automatically notifies our sales force of new construction projects within their territories and provides them with the names and contact information of key contractors. We believe that the consistent and disciplined use of our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information, high-quality customer service and higher time utilization.

        Strong Operating Trends.    We have experienced substantial earnings momentum since 2011, driven by the rebound in our end-markets and supported by significant investment in our fleet, which has resulted in an increase in OEC from $471.1 million at December 31, 2011 to $708.3 million at June 30, 2014. In addition, our time utilization has increased from 65% for the year ended December 31, 2011 to 71% for the 12 months ended June 30, 2014, and our rental rates (as defined below) have increased at a CAGR of 8% for that period. We believe that the combination of favorable industry dynamics, significant investments in our fleet and our focus on operating leverage (which has seen our Adjusted EBITDA margin increase from 35% for the year ended December 31, 2011 to 48% for the 12 months ended June 30, 2014) have driven our Adjusted EBITDA from $86.7 million to $167.4 million over this period.

        Experienced Management Team.    Our senior management team has significant operating experience in the equipment rental industry and has worked together at our Company for over a decade. Graham Hood, our Chief Executive Officer, has 36 years of rental industry experience and Mark Irion, our Chief Financial Officer, has 16 years of rental industry experience. Our regional Vice Presidents, with an average of 17 years with our Company and 29 years of industry experience, provide us with a stable base of operating management with long-term, local relationships and deep equipment rental industry expertise. This industry expertise, combined with our disciplined sales culture and CRM system, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

        Focus on Premium Customer Service to Create Strong Customer Relationships.    We are committed to providing our customers with premium service. We believe that our customers value our strong regional presence, well-established local relationships and full-service branches, which offer 24/7 customer support. Furthermore, our regional presence is supplemented by a national account focus that allows us to differentiate our brand and product offering to our larger customer accounts. We believe that our ability to provide expert advice with respect to earthmoving equipment is an advantage over our competitors. As of June 30, 2014, we have received over 98% favorable customer reviews based on our policy of polling a sampling of all customer transactions. We intend to continue to leverage our national account program, our customer service capabilities and our advanced CRM system to retain our existing customers and further penetrate our target customer base.

        Emphasis on Active Asset Management.    We have invested significantly in both customized technologies and the development of our personnel to ensure that we manage our fleet efficiently to increase our returns on invested capital. Our technologies form the basis of our sales force's customer targeting efforts and allow us to improve rental rates and identify equipment demand changes in real time. Our equipment clustering strategy allows us to share and re-deploy equipment among our branches as demand for equipment shifts throughout our branch network. Over time, we have demonstrated our ability to both increase and decrease the age of our fleet in response to changing market conditions. We actively monitor the market environment to determine where investment in fleet assets should be made or when fleet asset divestitures should occur. Our emphasis on active asset management, combined with our rigorous repair and maintenance program, allows us to increase time utilization, extend the useful life of our fleet and results in higher resale value of our equipment.

        Focus on Growing Markets.    We believe that our focus on the non-residential construction, oil and gas and residential construction end-markets positions us to benefit from favorable industry and macroeconomic trends. We believe that all of these end-markets are currently experiencing significant growth and will continue to benefit from investment spending driven by the economic recovery in the United States. FMI Construction Outlook predicts that U.S. infrastructure spending will grow approximately 5% annually through 2018, U.S. non-residential construction spending will grow at 5% annually through 2018, and U.S. residential construction will grow 9% annually through 2018. IHS estimates that oil and gas investment in the United States will grow 9% annually through 2018. We believe that our focus on these end-markets will position us to achieve significant growth in revenues.

        Capitalize on Operating Leverage.    We have a highly scalable business model constructed around our network of 64 full-service branch locations. We believe that our current network can support significant additions to our rental fleet without substantial additional investment in infrastructure, personnel or information technology. We intend to capitalize on anticipated growth opportunities primarily by increasing our fleet size within our existing branch network, using our active asset management capabilities to increase time utilization and improve pricing levels and serving customers who value our equipment mix and service capabilities. We have a proven track record of successfully opening new branches in our key markets, as evidenced by the successful development of six new branch locations since January 1, 2011. We regularly evaluate new branch opportunities based on stringent return criteria to identify promising new branch locations, and will continue to monitor opportunities to expand our strategic branch network.

        Ability to Generate Free Cash Flow.    Our significant rental fleet investment and focus on active asset management provide us the operational flexibility to generate cash flow through different business cycles. We believe that our borrowing availability as of June 30, 2014, after giving effect to this offering and the use of proceeds therefrom, will provide the resources to continue to invest in our rental fleet. Our fleet investments are largely discretionary and we have the ability to temporarily defer capital expenditures or sell used rental equipment to manage cash flows. There is a developed secondary market for used rental equipment, and industry resale values of equipment have averaged approximately 47% of OEC over the past three years. We believe that our focus on cash flow and operating flexibility will allow us to continue to generate strong returns throughout various business cycles.

The Organizational Transactions

        Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P., private investment funds managed by Wayzata Investment Partners LLC (collectively, "Wayzata"), formed Neff Corporation as a Delaware corporation on August 18, 2014 to serve as the issuer of the Class A common stock offered hereby. On or prior to the closing of this offering we will consummate the following organizational transactions:

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  we will amend the Neff Holdings LLC Agreement (as defined below) to, among other things, (i) provide for common units, (ii) convert Wayzata's existing membership interest in Neff Holdings and membership interests underlying certain existing options granted by Neff Holdings into common units and (iii) appoint Neff Corporation as the sole managing member of Neff Holdings upon its acquisition of such common units;

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  we will amend and restate Neff Corporation's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) convert Wayzata's equity interests in Neff Corporation into shares of Class B common stock;

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  we will issue                shares of our Class A common stock to the purchasers in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $         million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions but before offering expenses;

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  we will use all of the net proceeds from this offering (other than net proceeds received upon exercise of the underwriters' option to purchase additional shares of Class A common stock) to acquire newly-issued common units of Neff Holdings directly from Neff Holdings, at a price equal to the price per share in this offering, less underwriting discounts and commissions, collectively representing        % of Neff Holdings' outstanding membership units;

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  we will use all of the net proceeds from this offering received upon exercise of the underwriters' option to purchase additional shares of Class A common stock to purchase directly from Wayzata a number of common units of Neff Holdings at a price equal to the price per share in this offering, less underwriting discounts and commissions and, to the extent the underwriters exercise in full their option to purchase additional shares of Class A common stock, we would acquire a total of        % of Neff Holding's common units then outstanding (and we would cancel a corresponding number of the shares of Class B common stock held by Wayzata);

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  Neff Holdings will use the proceeds from the sale of common units to Neff Corporation to (i) repay or prepay certain indebtedness (including any prepayment penalties and accrued interest thereon) and (ii) pay the fees and expenses from this offering. See "Use of Proceeds";

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  existing options to purchase membership interests in Neff Holdings will remain outstanding; and

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  Neff Corporation will enter into a registration rights agreement (the "Registration Rights Agreement") with Wayzata and the individuals who hold existing options granted by Neff Holdings

    (collectively, our "existing owners") and a tax receivable agreement (the "Tax Receivable Agreement") with our existing owners. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions."

        We collectively refer to the foregoing transactions as the "Organizational Transactions."

        Immediately following the completion of this offering and the Organizational Transactions:

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  Neff Corporation will be a holding company and the sole material asset of Neff Corporation will be common units of Neff Holdings;

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  Neff Corporation will be the sole managing member of Neff Holdings and will control the business and affairs of Neff Holdings and its subsidiaries;

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  Neff Corporation will own                common units of Neff Holdings representing approximately        % of Neff Holdings' total outstanding membership units (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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  Wayzata will own                common units of Neff Holdings representing approximately        % of Neff Holdings' total outstanding membership units (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each common unit held by Wayzata or acquired by individuals upon exercise of existing options granted by Neff Holdings will be redeemable, at the election of such member, for, at Neff Corporation's option, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement";

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  the purchasers in this offering (i) will own                shares of Neff Corporation's Class A common stock, representing approximately        % of the combined voting power of all of Neff Corporation's common stock (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Neff Corporation's ownership of Neff Holdings' common units, indirectly will hold approximately         % of the economic interest in the business of Neff Holdings and its subsidiaries (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Wayzata, through (i) its ownership of Neff Corporation's Class B common stock, will have approximately         % of the combined voting power of all of Neff Corporation's common stock (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) its ownership of Neff Holdings' common units, will hold approximately        % of the economic interest in the business of Neff Holdings and its subsidiaries (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

  •
  certain individuals who hold existing options granted by Neff Holdings will have the right to acquire                         common units of Neff Holdings which, if such existing options were exercised in full, would represent approximately        % of the economic interest in the business of Neff Holdings and its subsidiaries on a fully diluted basis.

        For more information regarding our structure, see "Our Organizational Structure."

Ownership Structure

        The following diagram sets forth our ownership structure after giving effect to the Organizational Transactions and this offering:

Our Sponsor

        Neff Holdings is owned by Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P., which are investment funds managed by Wayzata Investment Partners LLC ("Wayzata Investment Partners"). Wayzata Investment Partners was formed in May 2004 and is based in Wayzata, Minnesota. The senior management team at Wayzata Investment Partners has significant experience in investing in alternative investments.

        After completion of this offering, Wayzata will continue to control a majority of the voting power of our outstanding common stock. For a discussion of certain risks, potential conflicts and other matters associated with Wayzata's control, see "Risk Factors—Risks Relating to Our Organizational Structure—Wayzata will continue to have substantial control over us after this offering including over decisions that require the approval of stockholders, and its interest in our business may conflict with yours."

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" ("EGC") as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), under the rules and regulations of the SEC. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

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  a requirement to have only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations disclosure;

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  reduced disclosure obligations regarding executive compensation in periodic reports;

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  no requirement for non-binding advisory votes on executive compensation or golden parachute arrangements; and

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  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. In future years, we will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced requirements.

        We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

        The JOBS Act permits an EGC like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will not be required to comply with new or revised accounting standards until those standards would otherwise apply to private companies.

Corporate Information

        Neff Corporation is a Delaware corporation. Our principal executive offices are located at 3750 N.W. 87th Avenue, Suite 400, Miami, Florida 33178, and our telephone number is (305) 513-3350. Our website address is www.neffrental.com. The information contained on, or accessible through, our website is not incorporated into this prospectus and is not part of this prospectus.

        After giving effect to the Organizational Transactions, Neff Corporation will be a holding company whose only asset will be        % of the outstanding common units of Neff Holdings, a Delaware limited liability company (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Neff Holdings was formed by Wayzata to acquire our business in the bankruptcy proceedings of Neff Holdings Corp. pursuant to a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The acquisition was completed on October 1, 2010. We refer to Neff Holdings Corp. and certain of its affiliates as our "Prior Predecessor."

Risk Factors

        Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading "Risk Factors" included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

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  past economic downturns have had, and future economic downturns could have, a material adverse impact on our business;

  •
  our revenues and operating results will fluctuate, which could affect the volatility of the trading of our Class A common stock;

  •
  the equipment rental industry is highly cyclical. Decreases in construction or industrial activities could materially adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge;

  •
  our substantial indebtedness could materially adversely affect our business, financial condition, results of operations and cash flows;

  •
  Wayzata will continue to have substantial control over us after this offering including over decisions that require the approval of stockholders, and its interest in our business may conflict with yours;

  •
  we will depend on distributions from Neff Holdings to pay taxes and expenses, including payments under the Tax Receivable Agreement, but Neff Holdings' ability to make such distributions may be subject to various limitations and restrictions; and

  •
  immediately following the consummation of this offering, Wayzata will directly (through Class B common stock) and indirectly (through ownership of Neff Holdings common units) own interests in us, and Wayzata will have the right to redeem and cause us to redeem, as applicable, such interests pursuant to the terms of the Neff Holdings LLC Agreement.

        Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading "Risk Factors."

 THE OFFERING

Issuer	Neff Corporation.
Shares of Class A common stock offered by us	shares.
Underwriters' option to purchase additional shares of our Class A common stock	shares.
Shares of Class A common stock to be outstanding immediately after this offering	shares, representing a % voting interest (or shares, representing a % voting interest, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock to be outstanding immediately after this offering

            shares, representing a      % voting interest (or          shares, representing a      % voting interest in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be beneficially owned by Wayzata.

Common units of Neff Holdings to be owned by us immediately after this offering

          units representing a      % economic interest in our business (or          units representing a      % economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Immediately after the offering, Wayzata will own the remaining common units.

Ratio of shares of common stock to common units

Our certificate of incorporation and the Neff Holdings LLC Agreement will require that we and Neff Holdings at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of common units owned by us, as well as a one-to-one ratio between the number of shares of Class B common stock owned by Wayzata and the number of common units owned by Wayzata. This construct is intended to result in Wayzata having a voting interest in Neff Corporation that is substantially the same as Wayzata's percentage economic interest in Neff Holdings. Wayzata will own 100% of our outstanding Class B common stock.

Voting rights

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See "Description of Capital Stock."

Redemption rights of holders of common units

The members of Neff Holdings, other than Neff Corporation, from time to time may require Neff Holdings to redeem all or a portion of their common units in exchange for, at Neff Corporation's option, a newly-issued share of our Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each common unit (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement."

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, we will agree to file registration statements for the sale of the shares of our Class A common stock that are issuable upon redemption or exchange of common units of Neff Holdings upon request and cause those registration statements to be declared effective by the SEC as soon as practicable thereafter. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Use of proceeds

We will receive net proceeds from this offering of approximately $        million (or $        million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions but before offering expenses. We will use all of such net proceeds (other than net proceeds received upon exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase common units directly from Neff Holdings and we will use all net proceeds, if any, received upon exercise of the underwriters' option to purchase additional shares of Class A common stock to purchase common units directly from Wayzata. Neff Holdings will use the proceeds from the sale of common units to Neff Corporation to repay or prepay certain indebtedness (including any prepayment penalties and accrued interest thereon) and to pay the fees and expenses from this offering. See "Use of Proceeds."

Dividend policy

We do not intend to pay cash dividends on our Class A common stock following this offering. Any declaration and payment of future dividends to holders of our Class A common stock may be limited by restrictive covenants in our debt agreements or the debt agreements of Neff Holdings and its subsidiaries, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. See "Dividend Policy."

Controlled company exemption

After completion of this offering, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. As a "controlled company," we are not subject to the requirement that we perform annual performance evaluations of the nominating/corporate governance and compensation committee. As a result, we do not expect to perform annual performance evaluations of the nominating/corporate governance and compensation committee unless and until such time as we are required to do so.

Tax Receivable Agreement

We will enter into a Tax Receivable Agreement with Neff Holdings, Wayzata and the holders of existing options to acquire common units in Neff Holdings that will provide for the payment by Neff Corporation to such persons of 85% of the amount of tax benefits, if any, that Neff Corporation actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in tax basis resulting from any purchase of common units from Wayzata with proceeds from this offering, the use of the proceeds from this offering to repay certain indebtedness of Neff Holdings and any redemptions or exchanges of common units described above under "Redemption rights of holders of common units," (ii) certain allocations as a result of the application of the principles of Section 704(c) of the Internal Revenue Code to take into account the difference between the fair market value and the adjusted tax basis of certain assets of Neff Holdings on the date that we purchase Neff Holdings common units directly from Neff Holdings with a portion of the proceeds from this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" for a discussion of the Tax Receivable Agreement and certain allocations resulting from the application of the principles of Section 704(c) of the Internal Revenue Code.

Trading symbol	We intend to apply for listing of our Class A common stock on the NYSE under the symbol "NEFF".

        Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

  •
  gives effect to the amendment and restatement of the Neff Holdings LLC Agreement that converts all existing membership units into common units, as well as the filing of our amended and restated certificate of incorporation;

  •
  gives effect to the other Organizational Transactions;

  •
  excludes                 shares of Class A common stock reserved for future issuance as of the closing of this offering under the Plan (as defined below under "Executive Compensation—Equity Compensation Plans");

  •
  excludes Neff Holdings membership units issuable upon exercise of existing options to acquire membership units in Neff Holdings at an average price of $            per unit,            of which are exercisable as of                        , 2014;

  •
  excludes shares of Class A common stock that may be issuable upon exercise of redemption rights of the members of Neff Holdings (or at the election of Neff Corporation, a direct exchange);

  •
  assumes an initial public offering price of $          per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus; and

  •
  assumes no exercise by the underwriters of their option to purchase          additional shares of Class A common stock from us in this offering. See "Principal Stockholders."

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following tables present, as of the dates and for the periods indicated, (i) the summary historical consolidated financial and other data for Neff Holdings and its subsidiaries and (ii) the summary unaudited pro forma financial data for Neff Corporation and its subsidiaries, including Neff Holdings. Neff Holdings is the predecessor of the issuer, Neff Corporation, for financial reporting purposes. The historical financial statements of Neff Corporation have not been presented in this "Summary Historical and Pro Forma Consolidated Financial Data" section because it is a newly-incorporated entity, had no assets or liabilities during the periods presented and has had no business transactions or activities to date.

        Neff Holdings is a holding company that conducts no operations and its only material asset as of the consummation of this offering is its membership interests in Neff LLC. Neff LLC is a holding company that conducts no operations and its only material asset is its membership interests in Neff Rental LLC, the principal operating company for our business.

        We have derived the summary historical financial data as of and for the years ended December 31, 2012 and 2013 from the audited consolidated financial statements of Neff Holdings included elsewhere in this prospectus. We have derived the summary historical financial data as of and for the year ended December 31, 2011 from the audited consolidated financial statements of Neff Holdings not included in this prospectus. We have derived the summary historical financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 from the unaudited consolidated financial statements of Neff Holdings included elsewhere in this prospectus. We have derived the summary historical financial data as of June 30, 2013 from the unaudited consolidated financial statements of Neff Holdings not included in this prospectus. In the opinion of management, such unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. We have derived the summary historical financial data for the 12 months ended June 30, 2014 by adding the summary historical financial data for the six months ended June 30, 2014 to the summary historical financial data for the year ended December 31, 2013, and then subtracting the summary historical financial data for the six months ended June 30, 2013. This 12-month period has not been audited or reviewed.

        We have derived the summary unaudited pro forma financial data of Neff Corporation presented below from the application of pro forma adjustments to the historical consolidated financial statements of Neff Holdings included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Information." The summary unaudited pro forma financial data for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 give effect to the Organizational Transactions as described in "Our Organizational Structure" and the consummation of this offering, including the use of the estimated net proceeds of this offering as described in "Use of Proceeds," in each case as if all such transactions had occurred on January 1, 2013, in the case of the unaudited pro forma consolidated statement of operations data, and on June 30, 2014, in the case of the unaudited pro forma consolidated balance sheet data.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following summary historical and pro forma consolidated financial data should be read in conjunction with, and is qualified by reference to, "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial

Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus.

	Historical Neff Holdings
				Six Months Ended June 30,
	Year Ended December 31,
						12 Months Ended June 30, 2014
	2011	2012	2013	2013	2014
	(in thousands of dollars)
Statement of Operations Data:
Revenues:
Rental revenues	$197,430	$234,609	$281,038	$130,744	$152,626	$302,920
Equipment sales	36,934	44,828	33,487	13,429	10,794	30,852
Parts and service	10,478	11,540	12,682	6,194	6,675	13,163

Total revenues	244,842	290,977	327,207	150,367	170,095	346,935
Cost of revenues:
Cost of equipment sold	27,497	25,528	19,204	7,888	6,119	17,435
Depreciation of rental equipment	84,438	66,017	70,768	34,667	36,489	72,590
Cost of rental revenues	64,824	69,337	74,482	34,819	37,624	77,287
Cost of parts and service	6,452	6,982	7,677	3,716	4,094	8,055

Total cost of revenues	183,211	167,864	172,131	81,090	84,326	175,367

Gross profit	61,631	123,113	155,076	69,277	85,769	171,568
Other operating expenses:
Selling, general and administrative expenses	65,901	71,621	78,617	38,386	40,372	80,603
Other depreciation and amortization	11,937	9,041	8,968	4,622	4,708	9,054
Transaction bonus(1)	—	—	—	—	24,506	24,506

Total other operating expenses	77,838	80,662	87,585	43,008	69,586	114,163

(Loss) income from operations	(16,207)	42,451	67,491	26,269	16,183	57,405
Other expenses:
Interest expense(2)	16,524	23,221	24,598	12,103	15,119	27,614
Loss on debt extinguishment(3)	—	—	—	—	15,896	15,896
Other non-operating expenses, net(4)	3,267	1,563	1,929	804	2,339	3,464

Provision for income taxes	(785)	(159)	(471)	(332)	(238)	(377)

Net (loss) income	$(36,783)	$17,508	$40,493	$13,030	$(17,409)	$10,054

Balance Sheet Data (as of period end):
Cash and cash equivalents	$162	$586	$190	$159	$589
Rental equipment:
Rental equipment at cost	318,855	440,810	516,182	507,691	623,656
Accumulated depreciation	(90,250)	(124,930)	(168,926)	(150,003)	(197,233)

Rental equipment, net	228,605	315,880	347,256	357,688	426,423
Total assets	377,052	479,059	526,702	525,632	612,078
Total indebtedness(5)	278,700	342,621	479,200	384,600	896,315
Members' surplus (deficit)	52,379	71,365	3,082	85,007	(343,684)
Cash Flow Data:
Cash flow from operating activities	44,238	68,331	108,410	50,225	35,576	93,761
Cash flow from investing activities	(90,663)	(131,022)	(125,332)	(92,631)	(106,164)	(138,865)
Cash flow from financing activities	45,684	63,115	16,526	41,979	70,987	45,534
Other Financial Data:
Adjusted EBITDA(6)	86,663	119,919	150,794	66,589	83,159	167,364
Capital expenditures:
Non-rental	9,592	11,556	11,852	10,626	11,020	12,246
Rental	108,606	159,192	144,483	92,950	105,938	157,471
Proceeds from sales of used equipment	(36,934)	(44,828)	(33,487)	(13,429)	(10,794)	(30,852)

Net capital expenditures	81,264	125,920	122,848	90,147	106,164	138,865

Other Operating Data:
Average OEC(7)	$470,638	$527,266	$606,624	$587,434	$658,764	$642,289
Average fleet age in months (as of period end)	55	48	46	47	45	45
Weighted average rate growth(9)	8.3%	6.5%	6.4%	6.6%	7.2%	6.8%
Time utilization(10)	65.0%	68.7%	70.9%	70.3%	70.3%	70.9%

Pro Forma Neff Corporation
	Year Ended December 31, 2013		Six Months Ended June 30, 2014
(in thousands of dollars, except per share data)
Statement of Operations Data:
Revenues:
Rental revenues	$		$
Equipment sales
Parts and service

Total revenues
Cost of revenues:
Cost of equipment sold
Depreciation of rental equipment
Cost of rental revenues
Cost of parts and service

Total cost of revenues

Gross profit
Other operating expenses:
Selling, general and administrative expenses
Other depreciation and amortization
Transaction bonus(1)

Total other operating expenses

(Loss) income from operations
Other expenses:
Interest expense(2)
Loss on debt extinguishment(3)
Other non-operating expenses, net(4)
Total other expenses		—		—

Provision for income taxes

Net (loss) income	$		$

Non-controlling interests		—		—
Net income (loss) attributable to Neff Corporation		—		—
Net Income (Loss) Per Share Data(8):
Weighted average shares of Class A common stock outstanding:
Basic

Diluted
Net income (loss) available to Class A common stock per share:
Basic

Diluted
Balance Sheet Data (as of period end):
Cash and cash equivalents	$		$
Total assets
Total indebtedness(5)
Stockholders' equity (deficiency)
Other Financial Data:
Adjusted EBITDA(6)

(1)
Represents the transaction bonus paid to certain management and independent members of the board of directors in connection with the Refinancing (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing").

(2)
Interest expense excludes the amortization of debt issue costs (see footnote (4)).

(3)
Loss on debt extinguishment includes $8.7 million in unamortized debt issue costs as well as $7.2 million in call premiums.

(4)
Other non-operating expenses, net represents amortization of debt issue costs of $1.2 million, $1.5 million and $1.9 million, for the years ended December 31, 2011, 2012 and 2013, respectively, and $0.8 million and $2.3 million for the six months ended June 30, 2013 and 2014, respectively. Other non-operating expenses, net also includes $1.6 million for reorganizational expenses and $0.5 million for loss on an interest rate swap for the year ended December 31, 2011. Other non-operating expenses, net also includes $0.1 million for loss on an interest rate swap for the year ended December 31, 2012.

(5)
As of June 30, 2014, our outstanding indebtedness consisted of borrowings under the Revolving Credit Facility and the Second Lien Loan. Pro forma Neff Corporation indebtedness reflects the reduction of indebtedness outstanding under the Revolving Credit Facility and the Second Lien Loan with a portion of with the anticipated net proceeds from this offering, as described under "Use of Proceeds."

(6)
EBITDA is defined as net income (loss) plus interest expense, provision for income taxes, depreciation of rental equipment, other depreciation and amortization and amortization of debt issue costs. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to non-cash and other items that we do not consider to be indicative of our ongoing operations. Adjusted EBITDA is not a measure of performance in accordance with generally accepted accounting principles in the United States, or GAAP, and should not be considered as an alternative to net income (loss) or operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of cash flow for management's discretionary use, as it excludes certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors because securities analysts, noteholders and other investors use these non-GAAP financial measures as important measures of assessing our operating performance across periods on a consistent basis and to evaluate the relative risk of an investment in our securities. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

  •
  it does not reflect changes in, or cash requirements for, our working capital needs;

  •
  it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our significant amount of indebtedness; and

  •
  it does not reflect the impact of earnings or charges resulting from matters we do not consider to be indicative of our ongoing operations but may nonetheless have a material impact on our results of operations.

In addition, because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry.

The following table reconciles Adjusted EBITDA to our net (loss) income for the periods indicated:

	Historical Neff Holdings
							Pro Forma Neff Corporation
				Six Months Ended June 30,
	Year Ended December 31,					12 Months Ended June 30, 2014
							Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2011	2012	2013	2013	2014

	(in thousands of dollars)
Net (loss) income	$(36,783)	$17,508	$40,493	$13,030	$(17,409)	$10,054	$	$
Interest expense	16,524	23,221	24,598	12,103	15,119	27,614
Provision for income taxes	785	159	471	332	238	377
Depreciation of rental equipment	84,438	66,017	70,768	34,667	36,489	72,590
Other depreciation and amortization	11,937	9,041	8,968	4,622	4,708	9,054
Amortization of debt issue costs		1,461	1,929	804	2,339	3,464

EBITDA	78,065	117,407	147,227	65,558	41,484	123,153
Loss on debt extinguishment(a)	—	—	—	—	15,896	15,896
Transaction bonus(b)	—	—	—	—	24,506	24,506
Rental split expense(c)	1,750	932	2,343	419	745	2,669
Equity compensation expense(d)	1,891	1,478	1,224	612	528	1,140
Other(e)	4,957	102	—	—	—	—

Adjusted EBITDA	$86,663	$119,919	$150,794	$66,589	$83,159	$167,364	$	$

(a)
Represents expenses and realized losses that were incurred in connection with the redemption of our Senior Secured Notes (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing").

(b)
Represents the transaction bonus paid to certain management and independent members of the board of directors in connection with the Refinancing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing."

(c)
Represents cash payments made to suppliers of equipment in connection with rental splits, which payments are credited against the purchase price of the applicable equipment if Neff Holdings elects to purchase that equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for a discussion of rental splits.

(d)
Represents non-cash equity-based compensation expense recorded in the periods presented in accordance with GAAP.

(e)
Represents (i) $1.6 million paid in the year ended December 31, 2011, which was related to the plan of reorganization of our Prior Predecessor, (ii) the adjustment of certain interest rate swaps to fair value of $0.5 million and $0.1 million for the years ended December 31, 2011 and 2012, respectively, and (iii) for the year ended December 31, 2011 only, the $2.9 million impact on the cost of equipment sales of the fair value adjustments made to the book value of our equipment in connection with purchase accounting entries booked in connection with the Acquisition (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations"), eliminating the impact of the increased equipment book values and reflecting the gain on sale of equipment as if they were booked according to our Prior Predecessor's depreciation schedules. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(7)
Original equipment cost, or "OEC," is a widely used industry metric that is used by management and investors to compare fleet size independent of depreciation and amortization. We define OEC as the first cost of acquiring the equipment, or in the case of used equipment purchases and rental splits, an estimate of the first cost that would have been paid to acquire the equipment if it had been purchased new in its year of manufacture.

(8)
Pro forma net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average shares outstanding. Because of the losses shown in the six months ended June 30, 2014, the incremental shares resulting from the assumed exercise of options would have been antidilutive and are therefore excluded.

(9)
Weighted average rate growth is calculated as the change in weighted average rental rate over the applicable period.

(10)
Time utilization is defined as the daily average OEC of equipment on rent, divided by the OEC of all equipment in the rental fleet during the relevant period.

RISK FACTORS

        In addition to the other information included in this prospectus, you should carefully consider the risks described below before deciding to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment in our Class A common stock.

Risks Relating to Our Business

         Past economic downturns have had, and future economic downturns could have, a material adverse impact on our business.

        Economic downturns in the areas we do business adversely affect us as our end-markets are in the highly cyclical construction area. A slowdown in the economic recovery or worsening of economic conditions, in particular with respect to U.S. construction and industrial activities, could have a material adverse effect on our overall business, results of operations and financial condition in a number of ways, including the following:

  •
  decrease in expected levels of infrastructure spending, including lower than expected government funding for economic stimulus projects;

  •
  a decrease in expected levels of capital projects;

  •
  a lack of availability of credit or an increase in interest rates due to further deterioration or volatility of the banking system or financial markets;

  •
  delay or inability to pay for equipment rentals or fulfill other terms of rental agreements by customers;

  •
  a delay or decrease in equipment rentals by existing or potential customers; or

  •
  an increase in our equipment inventory costs.

        During the financial crisis of 2007-2009, there was an abrupt decline in non-residential construction activity that materially adversely affected customer demand and equipment rental volumes. This material adverse effect resulted in rental rate reductions and led to a corresponding decline in revenue of Neff Holdings Corp., our Prior Predecessor, thereby resulting in an adverse impact on its cash flows and liquidity. As a result, our Prior Predecessor initiated proceedings under Chapter 11 of the U.S. Bankruptcy Code in May 2010. Pursuant to the plan of reorganization approved by the bankruptcy court, substantially all of the Prior Predecessor's assets were acquired by Neff Holdings and its subsidiaries (entities formed by Wayzata to acquire our Prior Predecessor's assets in the bankruptcy proceedings) in October 2010.

         Our revenues and operating results will fluctuate, which could affect the volatility of the trading of our Class A common stock.

        Our revenues and operating results fluctuate from quarter to quarter due to various factors, including:

  •
  changes in rental rates or changes in demand for our equipment due to economic conditions, competition, weather or other factors;

  •
  seasonal rental and purchasing patterns of our customers, with rental and purchasing activity tending to be lower in the winter due to weather and the holiday season;

  •
  the cyclical nature of the businesses of our construction customers;

  •
  the timing of capital expenditures for rental fleet expansion;

  •
  changes in the cost and availability of equipment we purchase, including changes in manufacturer incentive programs;

  •
  changes in corporate spending for plants and facilities or changes in government spending for infrastructure projects;

  •
  severe weather and seismic conditions temporarily affecting the regions we serve (such as hurricanes and flooding) or the suppliers that supply us with equipment;

  •
  increased costs, including fuel costs and other raw material costs (such as the price of steel);

  •
  other cost fluctuations, such as costs for employee-related compensation and healthcare benefits;

  •
  potential enactment of new legislation affecting our operations, rental equipment or labor relations;

  •
  the timing and cost of opening new rental or customer repair center locations or acquiring new locations; and

  •
  our effectiveness in integrating new or acquired rental or customer repair center locations and branch locations, in integrating acquisitions with existing operations, or in achieving the anticipated benefits of such integrations, expansions and acquisitions.

        Any of these factors could increase the volatility, or materially adversely affect, the trading price of our Class A common stock.

         The equipment rental industry is highly cyclical. Decreases in construction or industrial activities could materially adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge.

        The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the non-residential construction industry in particular. Our products and services are used primarily in non-residential construction and oil and gas end-markets and, to a lesser extent, in industrial activity and residential construction end-markets. These are cyclical businesses that are sensitive to changes in general economic conditions. Weakness in our end-markets, such as a decline in non-residential construction or industrial activity, may in the future lead to a decrease in the demand for our equipment or the rental rates or prices we can charge. For example, in 2009 and 2010, there were significant decreases in non-residential construction activity compared to prior periods, which materially adversely affected our results for those periods. Factors that may cause weakness in our end-markets include:

  •
  weakness in the economy or the onset of a new recession;

  •
  slowdowns in residential construction in the geographic regions in which we operate;

  •
  reductions in spending levels by customers;

  •
  unfavorable credit markets affecting end-user access to capital;

  •
  adverse changes in the federal and local government infrastructure spending;

  •
  an increase in the cost of construction materials;

  •
  adverse weather conditions which may affect a particular region;

  •
  oversupply of available commercial real estate in the markets we serve;

  •
  increases in interest rates; and

  •
  terrorism or hostilities involving the United States.

        Future declines in non-residential construction and industrial activity could materially adversely affect our operating results by decreasing our revenues and gross profit margins. Because of our focus on the earthmoving equipment category, which represented approximately 54% of our OEC as of June 30, 2014, any such declines may affect us more than our competitors.

        In addition, the cyclicality of our industry makes it more difficult for us to forecast trends. Uncertainty regarding future product demand could cause us to maintain excess equipment inventory and increase our equipment inventory costs. Alternatively, during periods of increased demand, we may not have enough rental equipment to satisfy demand, which could result in a loss of market share.

         The equipment rental industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices.

        The equipment rental industry is highly fragmented and very competitive. Our competitors include:

  •
  a few large national companies, including public companies and divisions of public companies;

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  several regional competitors that operate in multiple states;

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  thousands of small, independent businesses with only one or a few rental locations; and

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  hundreds of equipment manufacturers and dealers that both sell and rent equipment directly to customers.

        Some of our competitors are significantly larger than we are and have greater financial and marketing resources than we have. In addition, some of our competitors have a more diversified offering than us. Some of our competitors also have greater technical resources, longer operating histories, lower cost structures and better relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have the advantages identified above may be able to provide their products and services at lower costs. We may in the future encounter increased competition in the equipment rental market, equipment sales market or in the equipment repair and services market from existing competitors or from new market entrants.

        We believe that rental rates, fleet size and quality are the primary competitive factors in the equipment rental industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. Competitive pressures could materially adversely affect our revenues and operating results by decreasing our market share or depressing the rental rates. To the extent we lower rental rates or increase our fleet in order to retain or increase market share, our operating margins would be adversely impacted. In addition, we may not be able to match a larger competitor's price reductions or fleet investment because of its greater financial resources, all of which could adversely impact our operating results through a combination of a decrease in our market share and revenues.

        Additionally, existing or future competitors may compete with us for start-up locations or acquisition candidates, which may increase acquisition prices and reduce the number of suitable acquisition candidates or expansion locations. These risks may intensify as consolidation continues in our industry.

         We are exposed to various risks relating to legal proceedings or claims that could materially adversely affect our operating results. The nature of our business exposes us to various liability claims which may exceed the level of our insurance coverage and thereby not fully protect us, or not be covered by our insurance at all, and this could have a material adverse effect on our operating performance.

        We are a party to lawsuits in the normal course of our business. Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can often be expensive and time-consuming. Unfavorable outcomes from these claims and/or lawsuits could materially adversely affect our business, results of operations and financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

        Our business exposes us to claims for personal injury, death or property damage resulting from the use of the equipment we rent, sell, service or repair and from injuries caused in motor vehicle accidents in which our personnel are involved and other employee-related matters. Additionally, we could be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal, state or local levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

        We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims made during the respective policy periods. However, we may be exposed to multiple claims, including workers compensation claims, that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could materially adversely affect our business, financial condition and results of operations. In addition, the cost of such insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Our existing or future claims may exceed the coverage level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could materially adversely affect our business, financial condition and results of operations. In addition, we may be subject to various legal proceedings and claims, such as claims for punitive damages or damages arising from intentional misconduct, either asserted or unasserted, that may not be covered by our insurance. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources.

         Our substantial indebtedness could materially adversely affect our business, financial condition, results of operations and cash flows.

        We have a significant amount of indebtedness. As of June 30, 2014, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, we would have had total indebtedness of approximately $             million (of which $             million would have consisted of borrowings under the Second Lien Loan and $             million would have consisted of borrowings under our Revolving Credit Facility). As of June 30, 2014, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, based on our borrowing base as of such date, we would have had availability under our Revolving Credit Facility, net of approximately $4.7 million in outstanding letters of credit, of $             million. In addition, subject to certain conditions, our Second Lien Loan can be increased by an additional $75.0 million under an uncommitted incremental facility. See "Description of Certain Indebtedness." Under the terms of the agreements governing our indebtedness, we may be able to incur substantial indebtedness in the future.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to our indebtedness;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic growth efforts and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  limit our ability to attract acquisition candidates or to complete future acquisitions;

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  place us at a competitive disadvantage compared to our competitors who have less indebtedness; and

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

        In addition, the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In the past, we have had to seek waivers and amendments to certain covenants from our lenders which we obtained. There can be no assurance that we will not be required to seek waivers and amendments in the future or that, if sought, our lenders would grant such waivers or amendments.

         To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

        As a result of our significant indebtedness, we have substantial debt service requirements. Our ability to satisfy our debt service requirements and to meet our other capital and liquidity needs will depend on our ability to generate sufficient cash flow. Our ability to generate sufficient cash flow to satisfy our debt service requirements is subject to numerous factors, many of which are beyond our control, such as general economic conditions and changes in our industry. Also, we are dependent on the ability of our subsidiaries to distribute their operating cash flow to the borrower under our indebtedness to satisfy our debt service requirements. If our subsidiaries are restricted from distributing cash, whether by reason of contractual limitations, legal restrictions or otherwise, we may not be able to cause such cash to be distributed.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Revolving Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at high interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to refinance any of our indebtedness, including our Revolving Credit Facility and the Second Lien Loan, on commercially reasonable terms or at all.

        Without a refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. The Revolving Credit Facility and the documentation governing the Second Lien Loan limit our ability to sell assets and also restrict the use of proceeds from such a sale. Moreover, the Revolving Credit Facility is secured on a first-priority basis by substantially all of our assets and the Second Lien Loan and the guarantees are secured on a second-priority basis by substantially the same assets. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations.

         Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Borrowings under our Revolving Credit Facility and the Second Lien Loan are at variable rates of interest and expose us to interest rate risk. We have generally not entered into hedging arrangements in the ordinary course of our business. As such, our results of operations are sensitive to movements in interest rates. There are many economic factors outside our control that have in the past and may, in the future, impact rates of interest including publicly announced indices that underlie the interest obligations related to a certain portion of our debt. Factors that impact interest rates include governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. See "Description of Certain Indebtedness."

         The terms of our Revolving Credit Facility and the Second Lien Loan may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        Our Revolving Credit Facility and the documentation governing the Second Lien Loan contain, and the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and other restrictions on us. These restrictions will affect, and in many respects will limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness;

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  pay dividends and make distributions;

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  issue stock of subsidiaries;

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  make certain investments, acquisitions or capital expenditures;

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  repurchase stock;

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  create liens;

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  enter into affiliate transactions;

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  enter into sale-leaseback transactions;

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  merge or consolidate; and

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  transfer and sell assets.

        In addition, our Revolving Credit Facility includes other more restrictive covenants and limits us from prepaying our other indebtedness, including the Second Lien Loan, while borrowings under the Revolving Credit Facility are outstanding.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, a failure to comply with the covenants contained in the credit agreements governing our Revolving Credit Facility or the Second Lien Loan could result in an event of default under the applicable facility which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. If we default under our Revolving Credit Facility or the Second Lien Loan, the lenders thereunder:

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  will not be required to lend any additional amounts to us;

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  could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable; and

  •
  could effectively require us to apply all of our available cash to repay these borrowings even if they do not accelerate the borrowings.

Any of these actions under one of our credit facilities could result in an event of default under the other facility or a future debt facility.

        If the indebtedness under our Revolving Credit Facility or the Second Lien Loan were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full and we could be forced into bankruptcy or liquidation. See "Description of Certain Indebtedness."

         If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, opening new rental locations, making acquisitions and refinancing existing indebtedness.

        Our business has significant capital requirements. Our ability to remain competitive, sustain our growth and expand our operations through start-up locations and acquisitions largely depends on our access to capital. If the cash that we generate from our business, together with cash on hand and borrowings under our Revolving Credit Facility, to the extent available, is not sufficient to meet our capital needs and implement our growth strategy, we will require additional financing. However, we may not succeed in obtaining additional financing on terms that are satisfactory to us or at all. In addition, our ability to obtain additional financing will be restricted by the terms of our Revolving Credit Facility and by the terms of the Second Lien Loan. If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success and growth of our business, including those relating to purchasing equipment, opening new rental locations and completing acquisitions. Any additional indebtedness that we do incur will make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

         We depend on key personnel whom we may not be able to retain.

        Our operations are managed by a small number of key executive officers, and our future performance depends on the continued contributions of those management personnel. A loss of one or more of these key people could harm our business and prevent us from implementing our business strategy. We do not maintain "key man" life insurance on the lives of any members of our senior management. We have existing employment agreements with certain key executives. However, each of the employment agreements is of limited duration. We cannot assure you that these executives will remain employed with us for the full term of their agreements or that the term of their agreements will be extended beyond the current term.

        The success of our operations also depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially adversely affected.

         We may recognize significantly higher maintenance costs in connection with increases in the weighted average age of our rental fleet.

        As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced, will likely increase. We manage the average age of different types of equipment according to the expected wear and tear that a specific type of equipment is expected to experience over its useful life. As of June 30, 2014, the average age of our rental equipment fleet was approximately 45 months. As of June 30, 2014, approximately 54% (based on OEC) of our rental fleet consisted of earthmoving equipment, which generally has higher maintenance costs than similar-sized aerial or material handling equipment. It is possible that we may allow the average age of our rental equipment fleet to increase, which would require an increase in the amounts we invest in maintenance, parts and repair. We cannot assure you that costs of maintenance, parts or repair will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

         We are subject to numerous environmental and health and safety laws and regulations that may result in our incurring liabilities, which could have a material adverse effect on our operating performance.

        Our facilities and operations are subject to comprehensive and frequently changing federal, state and local laws and regulations relating to environmental protection and health and safety. These laws and regulations govern, among other things, the discharge of substances into the air, water and land, the handling, storage, transport, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. If we violate environmental laws or regulations, we may be required to implement corrective actions and could be subject to civil or criminal fines or penalties or other sanctions. Although expenses related to environmental compliance have not been material to date, we cannot assure you that we will not have to make significant capital or operating expenditures in the future in order to comply with applicable laws and regulations or that we will comply with applicable environmental laws at all times. Such violations or liability could have a material adverse effect on our business, financial condition and results of operations.

        Environmental laws also impose obligations and liability for the investigation and cleanup of properties affected by hazardous substance spills or releases. These liabilities are often joint and several (which could result in an entity paying for more than its fair share), and may be imposed on the parties generating or disposing of such substances or on the owner or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. We may also have liability for past contamination as successors-in-interest for companies which were acquired or where there was a merger. Accordingly, we may become liable, either contractually or by operation of law, for investigation, remediation, monitoring and other costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Contamination and exposure to hazardous substances can also result in claims for damages, including personal injury, property damage, and natural resources damage claims.

        All of our properties currently have above ground and/or underground storage tanks and oil-water separators (or equivalent wastewater collection/treatment systems). Given the nature of our operations (which involve the use of diesel and other petroleum products, solvents and other hazardous substances) for fueling, washing and maintaining our rental equipment and vehicles, and the historical operations at some of our properties, we may incur material costs associated with soil or groundwater contamination. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to remediation liabilities or other claims or costs that may be material.

        Various U.S. and international authorities continue to consider legislation and regulations related to greenhouse gas emissions. Should legislation or regulations be adopted imposing significant limitations on greenhouse gas emissions or costs on entities deemed to be responsible for such emissions, demand for our services could be affected, our costs could increase, and our business, financial condition and results of operations could be materially adversely affected.

         Termination of one or more of our relationships with any of our equipment manufacturers could have a material adverse effect on our business.

        We purchase most of our rental and sales equipment from a limited number of OEMs. For example, as of June 30, 2014, equipment from JLG Industries, Genie, Komatsu and John Deere represented approximately 12%, 11%, 10% and 9%, respectively, of our total OEC. Termination of one or more of our relationships with any of these or other major suppliers could have a material adverse effect on our business, financial condition and results of operations if we were unable to obtain adequate equipment for rental and sale from other sources in a timely manner, on favorable terms or at all. Because our major suppliers also sell equipment to our competitors, our relationships with our suppliers do not provide us any particular competitive advantage.

         Our rental fleet is subject to residual value risk upon disposition.

        The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

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  the market price for new equipment of a like kind;

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  wear and tear on the equipment relative to its age;

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  the age of the equipment at the time it is sold;

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  the time of year that it is sold (generally prices are higher during the peak construction season for any given area);

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  worldwide and domestic supply of and demand for used equipment;

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  inventory levels at OEMs; and

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  general economic conditions.

        We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. If prices we are able to obtain for our used rental equipment decline or fall below our projections or if we sell our equipment in lesser quantities as a result of the above or other factors, our operating results may be materially adversely affected.

         The cost of new equipment we use in rental fleet is increasing, which may cause us to spend significantly more for replacement equipment, and in some cases we may not be able to procure equipment at all due to supplier constraints.

        We operate in a capital intensive business. Price increases could materially adversely affect our business, financial condition and results of operations.

        While we can manage the size and aging of our fleet generally over time, eventually we must retire older equipment and either allow our fleet to shrink or replace the older equipment in our fleet with newer models. We anticipate that we will need to purchase additional equipment in 2015 in order to supplement our current fleet. We may be at a competitive disadvantage if the average age of our fleet increases compared to the age of our competitors' fleets.

        In some cases, we may not be able to procure replacement equipment on a timely basis to the extent that manufacturers for the equipment we need are not able to produce sufficient inventory on schedules that meet our timing demands. If demand for new equipment increases significantly, manufacturers may not be able to meet customer orders on a timely basis. As a result, we at times may experience long lead-times for certain types of new equipment and we cannot assure you that we will be able to acquire the types or sufficient numbers of the equipment we need to replace older equipment as quickly as we would like. Consequently, we may have to age our fleet longer than we would consider optimal or shrink our fleet, either of which could restrict our ability to grow our business.

         Disruptions in our information technology and customer relationship management systems could materially adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

        Our information technology systems facilitate our ability to monitor and control our operations to adjust to changing market conditions, including management of our rental fleet. Our CRM system allows our sales force to access comprehensive information about customer activity relating to specific accounts to assist their sales efforts. The effectiveness of our sales force depends upon the continuous availability and reliability of our CRM system. Consequently, any disruptions in our information technology or customer relationship management systems or the failure of these systems, including our redundant systems, to operate as expected could, depending on the magnitude of the problem, impair our ability to effectively monitor and control our existing operations and improve our future sales efforts, and thereby materially adversely affect our operating results.

         Potential acquisitions and expansions into new markets may result in significant transaction expenses and expose us to risks associated with entering new markets and integrating new or acquired operations.

        We may encounter risks associated with entering new markets in which we have limited or no experience. Start-up rental locations, in particular, require significant capital expenditures and may initially have a negative impact on our short-term cash flow, net income and results of operations. New start-up locations may not become profitable when projected or ever. Acquisitions may impose significant strains on our management, operating systems and financial resources and could experience unanticipated integration issues. The pursuit and integration of acquisitions will require substantial attention from our senior management, which will limit the amount of time they have available to devote to our existing operations. Our ability to realize the expected benefits from any future acquisitions depends in large part on our ability to integrate and consolidate the new operations with our existing operations in a timely and effective manner. Future acquisitions also could result in the incurrence of substantial amounts of indebtedness and contingent liabilities (including potentially environmental, employee benefits and safety and health liabilities), accumulation of goodwill that may become impaired, and an increase in amortization expenses related to intangible assets. Any significant diversion of management's attention from our existing operations, the loss of key employees or customers of any acquired business, any major difficulties encountered in the opening of start-up locations or the integration of acquired operations or any associated increases in indebtedness, liabilities or expenses could have a material adverse effect on our business, financial condition and results of operations, which could decrease our cash flows and make it more difficult for us to make payments on the notes.

         We have operations throughout the United States, which exposes us to multiple state and local regulations. Changes in applicable law, regulations or requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.

        Our 64 branch locations are located in 14 states and we must comply with many different state and local regulations. These laws and requirements address multiple aspects of our operations, such as worker safety, consumer rights, privacy, employee benefits and more, and can often have different requirements in different jurisdictions. Changes in these requirements, or any material failure by our branches to comply with them, can increase our costs, affect our reputation, limit our business, drain management time and attention and otherwise impact our operations in adverse ways.

         If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.

        At June 30, 2014, we had $58.8 million of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. We assess potential impairment of our goodwill at least annually. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. A material impairment charge may occur in a future period. Such a charge could materially adversely affect our financial condition and results of operations.

         Labor disputes could disrupt our ability to serve our customers and/or lead to higher labor costs.

        Although none of our employees are currently represented by unions or covered by collective bargaining agreements, union organizing activity may take place in the future. Union organizing efforts or collective bargaining negotiations could potentially lead to work stoppages and/or slowdowns or strikes by certain of our employees, which could materially adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

Risks Relating to Our Organizational Structure

         Wayzata will continue to have substantial control over us after this offering including over decisions that require the approval of stockholders, and its interest in our business may conflict with yours.

        Immediately after the consummation of this offering, Wayzata will hold a majority of the combined voting power of our common stock through its ownership of 100% of our outstanding Class B common stock.

        Accordingly, Wayzata, acting alone, will have the ability to approve or disapprove substantially all transactions and other matters submitted to a vote of our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests, and the election of directors. These voting and class approval rights may enable Wayzata to consummate transactions that may not be in the best interests of holders of our Class A common stock or, conversely, prevent the consummation of transactions that may be in the best interests of holders of our Class A common stock. In addition, although Wayzata will have voting control of us, Wayzata's entire economic interest in us will be in the form of its direct interest in Neff Holdings through the ownership of Neff Holdings' common units, the payments it may receive from us under the Tax Receivable Agreement and the proceeds it may receive upon any redemption of its common units in Neff Holdings, including issuance of shares of our Class A common stock upon any such redemption and any subsequent sale of such Class A common stock. As a result, Wayzata's interests may conflict with the interests of our Class A common stockholders. For example, Wayzata may have different tax positions from us which could influence its decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration tax or other considerations of Wayzata or other existing owners even in situations where no similar considerations are relevant to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        In addition, Wayzata is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Wayzata or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. Wayzata may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

         We are a "controlled company" within the meaning of the NYSE listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

        Because of the voting power over our Company held by Wayzata, we are considered a "controlled company" for the purposes of the NYSE listing requirements. As such, we are exempt from certain corporate governance requirements, including the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize certain exemptions afforded to a "controlled company." As a result, we will not be required to conduct annual performance evaluations of the nominating/corporate governance and compensation committees. See "Management." Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

         Our only asset after the completion of this offering will be our interest in Neff Holdings, and accordingly we will depend on distributions from Neff Holdings to pay taxes and expenses, including payments under the Tax Receivable Agreement. Neff Holdings' ability to make such distributions may be subject to various limitations and restrictions.

        Upon consummation of this offering, we will be a holding company and will have no material assets other than our ownership of common units of Neff Holdings. We will have no independent means of generating revenue or cash flow, and our ability to pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Neff Holdings and its subsidiaries and distributions we receive from Neff Holdings. There can be no assurance that our subsidiaries will generate sufficient cash flow to dividend or distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such dividends or distributions.

        Neff Holdings will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. As a result, we will incur income taxes on our allocable share of any net taxable income of Neff Holdings. Under the terms of Neff Holdings' second amended and restated limited liability company agreement, which will become effective upon the completion of this offering (the "Neff Holdings LLC Agreement"), Neff Holdings will be obligated to make tax distributions to holders of its common units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including expenses under the Tax Receivable Agreement, which could be significant. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We intend, as its managing member, to cause Neff Holdings to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments due under the Tax Receivable Agreement. However, Neff Holdings' ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which Neff Holdings LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Neff Holdings insolvent. If Neff Holdings does not have sufficient funds to pay tax or other liabilities to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. If Neff Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. See "—Risks Relating to This Offering and Ownership of Our Class A Common Stock."

         Our Tax Receivable Agreement with our existing owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and the amounts that we may be required to pay could be significant.

        In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with our existing owners. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to our existing owners equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize as a result of (i) increases in tax basis resulting from any purchase of common units of Neff Holdings from Wayzata with proceeds from this offering, the use of proceeds from this offering to repay certain indebtedness of Neff Holdings and any redemptions or exchanges of common units described under "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of the Offering—Common Unit Redemption Right," (ii) certain allocations as a result of the application of the principles of Section 704(c) of the Internal Revenue Code to take into account the difference between the fair market value and the adjusted tax basis of certain assets of Neff Holdings on the date that we purchase Neff Holdings common units directly from Neff Holdings with a portion of the proceeds from this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The amount of the cash payments that we may be required to make under the Tax Receivable Agreement could be significant. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to our existing owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon our existing owners maintaining a continued ownership interest in either Neff Holdings or us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

         The amounts that we may be required to pay to our existing owners under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

        The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor's obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

        As a result of a change in control or our election to terminate the Tax Receivable Agreement early, (i) we could be required to make cash payments to our existing owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

         We will not be reimbursed for any payments made to our existing investors under the Tax Receivable Agreements in the event that any tax benefits are disallowed.

        We will not be reimbursed for any cash payments previously made to our existing owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an existing owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to our existing owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

         Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

        We are subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

  •
  changes in the valuation of our deferred tax assets and liabilities;

  •
  expected timing and amount of the release of any tax valuation allowances;

  •
  expiration of, or detrimental changes in, research and development tax credit laws;

  •
  tax effects of stock-based compensation;

  •
  costs related to intercompany restructurings; or

  •
  changes in tax laws, regulations or interpretations thereof.

        In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

         If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of Neff Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

        Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

        As the sole managing member of Neff Holdings, we will control and operate Neff Holdings. On that basis, we believe that our interest in Neff Holdings is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of Neff Holdings, our interest in Neff Holdings could be deemed an "investment security" for purposes of the 1940 Act.

        We and Neff Holdings intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

         Immediately following the consummation of this offering, Wayzata will directly (through Class B common stock) and indirectly (through ownership of Neff Holdings common units) own interests in us, and Wayzata will have the right to redeem and cause us to redeem, as applicable, such interests pursuant to the terms of the Neff Holdings LLC Agreement.

        After this offering, we will have an aggregate of more than                    shares of Class A common stock authorized but unissued, including approximately                    shares of Class A common stock issuable upon redemption of Neff Holdings common units that will be held by Wayzata. Neff Holdings will enter into the Neff Holdings LLC Agreement, and subject to certain restrictions set forth therein and as described elsewhere in this prospectus, Wayzata will be entitled to potentially redeem its common units for an aggregate of up to                shares of our Class A common stock, subject to customary adjustments. We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued upon such redemption will be eligible for resale, subject to certain limitations set forth therein. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

         You will suffer immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

        The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share. Based on the initial public offering price for our Class A common stock of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution in net tangible book value per share of $            . Dilution is the difference between the offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See "Dilution."

         You may be diluted by future issuances of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

        Our amended and restated certificate of incorporation authorizes us to issue shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. In addition, we and our existing owners will be party to the Neff Holdings LLC Agreement under which they (or certain permitted transferees thereof) will have the right (subject to the terms of the Neff Holdings LLC Agreement) to have their common units redeemed by Neff Holdings in exchange for, at Neff Corporation's election, shares of our Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each common unit (subject to customary adjustments, including for stock splits, stock dividends and reclassifications); provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement." The market price of shares of our Class A common stock could decline as a result of these redemptions or the perception that a redemption could occur. These redemptions, or the possibility that these redemptions may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

        We have reserved shares for issuance under our 2014 Incentive Award Plan in an amount equal to                . Any Class A common stock that we issue, including under our 2014 Incentive Award Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering. In addition, each common unit held by our existing owners and each common unit received upon the exercise of outstanding options to acquire membership units in Neff Holdings will be redeemable for, at Neff Corporation's option, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of Class A common stock (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. In addition, we may issue equity in future offerings to fund acquisitions and other expenditures, which may further decrease the value for our stockholders' investment in us.

        We and our officers and directors and existing stockholders have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock. Morgan Stanley & Co. LLC and Jefferies LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See "Underwriters."

        The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of Class A common stock or other equity securities.

        In connection with the completion of this offering, we intend to enter into a Registration Rights Agreement with our existing owners. Any sales in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of our Registration Rights Agreement, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

         Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations between us and the representative of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See "Underwriters." Consequently, you may not be able to sell our shares of Class A common stock at prices equal to or greater than the price you paid in this offering.

        Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this "Risk Factors" section and this prospectus, as well as the following:

  •
  our operating and financial performance and prospects;

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  our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

  •
  conditions that impact demand for our services;

  •
  future announcements concerning our business or our competitors' businesses;

  •
  the public's reaction to our press releases, other public announcements and filings with the SEC;

  •
  the size of our public float;

  •
  coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  changes in laws or regulations which adversely affect our industry or us;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in senior management or key personnel;

  •
  issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

  •
  changes in our dividend policy;

  •
  adverse resolution of new or pending litigation against us; and

  •
  changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

        As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

         We do not intend to pay dividends on our Class A common stock for the foreseeable future.

        We currently have no intention to pay dividends on our Class A common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial conditions, cash requirement, contractual restrictions and other factors that our board of directors may deem relevant. Certain of our debt instruments contain covenants that restrict the ability of our subsidiaries to pay dividends to us. See "Description of Certain Indebtedness." In addition, we will be permitted under the terms of our debt instruments to incur additional indebtedness, which may restrict or prevent us from paying dividends on our Class A common stock. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

         Delaware law and certain provisions in our amended and restated certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our Company.

        We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

  •
  our board of directors is classified into three classes, each of which serves for a staggered three-year term;

  •
  only our board of directors may call special meetings of our stockholders;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  our stockholders have only limited rights to amend our by-laws; and

  •
  we require advance notice and duration of ownership requirements for stockholder proposals.

        These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

         We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

        Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

         For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

        We could remain an "emerging growth company" for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

         The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur.

        In addition, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

        Furthermore, as a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor's historical financial statements or our pro forma financial statements. In addition, rules implemented by the SEC and the NYSE have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

         Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

        Prior to the completion of this offering, we have not operated as a public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2015, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

        Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

         An active trading market for our Class A common stock may never develop or be sustained.

        Although the shares of our Class A common stock will be authorized for trading on the NYSE, an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

         If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

        The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our Class A common stock could decline.

OUR ORGANIZATIONAL STRUCTURE

        Wayzata formed Neff Corporation as a Delaware corporation on August 18, 2014 to serve as the issuer of the Class A common stock offered hereby. On or prior to the closing of this offering we will consummate the Organizational Transactions.

Existing Organization

        Neff Holdings is treated as a partnership for U.S. federal income tax purposes and, as such is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of Neff Holdings' members. Prior to the consummation of this offering, the Wayzata funds are the only members of Neff Holdings.

        The following diagram sets forth our ownership structure prior to giving effect to the Organizational Transactions and this offering:

*
Management and members of board of managers hold options over Class B units.

Organizational Structure Following this Offering:

        Immediately following the completion of this offering and the Organizational Transactions:

  •
  Neff Corporation will be a holding company and the sole material asset of Neff Corporation will be common units of Neff Holdings;

  •
  Neff Corporation will be the sole managing member of Neff Holdings and will control the business and affairs of Neff Holdings and its subsidiaries;

  •
  Neff Corporation will own                    common units of Neff Holdings representing approximately          % of Neff Holdings' total outstanding membership units (or approximately          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Wayzata will own                    common units of Neff Holdings representing approximately          % of Neff Holdings' total outstanding membership units (or approximately          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each common unit held by Wayzata or acquired by individuals upon exercise of existing options granted by Neff Holdings will be redeemable, at the election of such member, for, at Neff Corporation's option, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement";

  •
  the purchasers in this offering (i) will own                    shares of Neff Corporation's Class A common stock, representing approximately          % of the combined voting power of all of Neff Corporation's common stock (or approximately          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Neff Corporation's ownership of Neff Holdings' common units, indirectly will hold approximately           % of the economic interest in the business of Neff Holdings and its subsidiaries (or          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Wayzata, through (i) its ownership of Neff Corporation's Class B common stock, will have approximately           % of the combined voting power of all of Neff Corporation's common stock (or approximately          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) its ownership of Neff Holdings' common units, will hold approximately          % of the economic interest in the business of Neff Holdings and its subsidiaries (or approximately          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

  •
  certain individuals who hold existing options granted by Neff Holdings will have the right to acquire                         common units of Neff Holdings which, if such existing options were exercised in full, would represent approximately        % of the economic interest in the business of Neff Holdings and its subsidiaries on a fully diluted basis.

        The following diagram sets forth our ownership structure after giving effect to the Organizational Transactions and this offering:

        As the sole managing member of Neff Holdings, we will operate and control all of the business and affairs of Neff Holdings and, through Neff Holdings and its subsidiaries, conduct our business. Following the Organizational Transactions and offering, we will record a significant non-controlling interest in consolidated entity relating to the ownership interest of Wayzata in Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record a non-controlling interest in consolidated entity for the economic interest in Neff Holdings held by Wayzata.

Incorporation of Neff Corporation

        Neff Corporation was incorporated as a Delaware corporation on August 18, 2014. Neff Corporation has not engaged in any material business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Neff Corporation authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

Reclassification and Amendment and Restatement of Neff Holdings LLC Agreement

        Prior to or substantially concurrently with the completion of this offering, the limited liability company agreement of Neff Holdings will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as "common units" and providing for a right of redemption of common units in exchange for our Class A common stock. See "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement."

 FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." We use words such as "could," "may," "might," "will," "expect," "likely," "believe," "continue," "anticipate," "estimate," "intend," "plan," "project" and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption "Risk Factors" and elsewhere in this prospectus.

        The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

        Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as otherwise required by law. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 MARKET DATA

        This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

        Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

 DIVIDEND POLICY

        We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. See "Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock—We do not intend to pay dividends on our Class A common stock for the foreseeable future." In addition, we are a holding company and have no direct operations, and therefore we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of indebtedness of our subsidiaries restrict our subsidiaries from paying dividends to us. See "Description of Capital Stock" and "Description of Certain Indebtedness."

        Neff Holdings paid cash distributions to our existing owners during the year ended December 31, 2013 and the six months ended June 30, 2014 aggregating $110.0 million and $329.9 million, respectively.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of Class A common stock by us in this offering will be approximately $             million (or $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $             million, after deducting estimated underwriting discounts and commissions.

        We intend to use the net proceeds of this offering (excluding any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase directly from Neff Holdings a number of common units equal to the number of shares of Class A common stock issued in this offering. The net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock will be used to purchase a corresponding additional number of common units of Neff Holdings directly from Wayzata (and we would cancel a corresponding number of shares of Class B common stock held by Wayzata).

        Neff Holdings anticipates that it will use the $             million in net proceeds it receives from the sale of common units to Neff Corporation as follows:

  •
  approximately $             million to prepay $            of the outstanding principal amount of the Second Lien Loan, which is scheduled to mature in June 2021 and which had an interest rate of approximately 7.25% as of June 30, 2014 and $             million to pay prepayment premiums related thereto;

  •
  approximately $             million to repay a portion of the amounts outstanding under our Revolving Credit Facility, which is scheduled to mature in November 2018 and which had an interest rate of approximately 2.8% as of June 30, 2014; and

  •
  approximately $             million to pay the fees and expenses (other than underwriter discounts and commissions) related to this offering, including, if the net proceeds to us from this offering exceed $200 million, the cash transaction bonuses that will be paid to certain management and non-employee members of the board of directors in connection with this offering pursuant to Neff Holdings' transaction bonus plan (See "Executive Compensation—Other Compensation Programs—Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan").

        Upon prepayment of approximately $             million of the Second Lien Loan and repayment of approximately $             million under our Revolving Credit Facility, we will recognize a loss of approximately $             million in the quarter when such prepayments occur.

        Certain affiliates of the underwriters hold a portion of the indebtedness being repaid with a portion of the proceeds of this offering as described above. See "Underwriters."

        On June 9, 2014, we amended our Revolving Credit Facility and borrowed the Second Lien Loan in connection with the refinancing of our Senior Secured Notes (as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing"). The net proceeds of the Second Lien Loan were used to (1) prepay the Senior Secured Notes in full, together with a prepayment premium and accrued and unpaid interest thereon, and to pay fees and expenses in connection with such refinancing and the amendment of our Revolving Credit Facility, and (2) make a $354.4 million distribution to the members of Neff Holdings and to pay a transaction bonus to certain management and independent members of the board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

  •
  on an actual basis for Neff Holdings and its consolidated subsidiaries; and

  •
  on a pro forma basis for Neff Corporation to give effect to (1) the Organizational Transactions, (2) our sale of        shares of Class A common stock in this offering at an assumed offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and (3) the application of the net proceeds therefrom as described under "Use of Proceeds."

        You should read this table in conjunction with the consolidated financial statements and the related notes, "Use of Proceeds," "Our Organizational Structure," "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2014
	Neff Holdings Actual	Neff Corporation Pro Forma(1)
	(in thousands of dollars)
Cash and cash equivalents	$589	$

Long-term indebtedness:
Revolving Credit Facility(2)	324,173
Second Lien Loan(3)	572,142

Total indebtedness	$896,315	$

Total equity (deficiency):
Members' deficit	(343,684)		—
Class A common stock, par value $0.01 per share, shares authorized, 0 shares issued and outstanding on an actual basis, shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.01 per share, shares authorized, 0 shares issued and outstanding on an actual basis, shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—

Accumulated deficit	—

Total members' deficit/stockholders' (deficit)	(343,684)
Non-controlling interests	—

Total equity (deficit)	(343,684)

Total capitalization	$552,631	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' (deficiency) equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the application of the net proceeds from this offering as described under "Use of Proceeds." An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $             million, after deducting estimated underwriting discounts and commissions. If a change in the offering price per share or in the number of shares offered causes our cash to increase or decrease from the amount set forth above, we will repay a greater or lesser amount under the Revolving Credit

  Facility than we currently anticipate, which would correspondingly decrease or increase each of total indebtedness, additional paid-in capital, total stockholders' (deficiency), total equity (deficiency) and total capitalization.

(2)
The Revolving Credit Facility provides for up to $425.0 million of borrowings, subject to a borrowing base availability formula. As of June 30, 2014, borrowings under the Revolving Credit Facility totaled $324.2 million, including $4.7 million in outstanding letters of credit, and $96.1 million was available for additional borrowings based on our borrowing base as of such date. As of June 30, 2014, on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom, based on our borrowing base as of such date, we would have had availability under our Revolving Credit Facility, net of approximately $4.7 million in outstanding letters of credit, of $         million.

(3)
The Second Lien Loan is $575.0 million in aggregate principal amount, net of approximately $2.9 million of unamortized discount for Neff Holdings as of June 30, 2014.

 DILUTION

        Because our existing shareholders do not own any Class A common stock or other economic interests in Neff Corporation, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all existing options to acquire units of Neff Holdings that are vested on or within 60 days of June 30, 2014, which we refer to as "vested LLC options," are exercised and that all of the holders of units in Neff Holdings LLC (other than Neff Corporation) had their units redeemed in exchange for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exercise of vested LLC options and the assumed redemption of all units for shares of Class A common stock as described in the previous sentence as the "Assumed Redemption."

        Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

        Neff Holdings' net tangible book deficit as of June 30, 2014 was $(419.8) million. After giving effect to the Organizational Transactions and the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information," including the application of the proceeds from this offering as described in "Use of Proceeds," our pro forma net tangible book value as of June 30, 2014 would have been approximately $         million, or $        per share, assuming that on the closing date of this offering Wayzata and the holders of vested LLC options all redeemed their units in exchange for shares of our Class A common stock on a one-for-one basis. This represents an immediate dilution of $        per share to new investors purchasing Class A common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share	$

Pro forma net tangible book value per share as of June 30, 2014 before this offering(1)	$

Increase attributable to investors in this offering	$

Pro forma net tangible book value after this offering	$

Dilution per share to new Class A common stock investors	$

(1)
Gives pro forma effect to the Organizational Transactions and the Assumed Redemption.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $         million, or by $        per share would increase (decrease) our pro forma net tangible book value after this offering by $        per share and the dilution in pro forma net tangible book value to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares in full, our pro forma net tangible book value per share after the offering would be $        per share, the increase in pro forma net tangible book value attributable to the offering would be $        per share and the dilution in pro forma net tangible book value to new investors would be $        per share.

        The following table summarizes, as of June 30, 2014 after giving effect to this offering, the differences between our existing owners and our new investors in this offering with regard to:

  •
  the number of shares of Class A common stock purchased from us by investors purchasing shares in this offering and the number of shares issued to Wayzata and the holders of vested LLC options assuming those members of Neff Holdings redeemed all of their units in exchange for shares of Class A common stock,

  •
  the total amount paid to us by investors purchasing shares in this offering and by such existing members of Neff Holdings and

  •
  the average price per share of Class A common stock paid by investors purchasing shares in this offering and by such existing members of Neff Holdings,

based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands of dollars)
Existing shareholders			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all shareholders by $         million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

        Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriter's option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, which have no economic interest in our business. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of June 30, 2014 after giving effect to the Organizational Transactions and the Assumed Redemption, and excludes:

  •
  shares of Class A common stock that may become issuable upon exercise of existing options to acquire units of Neff Holdings, other than vested LLC options, and redemption of such units, which if ultimately exercised and redeemed, would represent approximately        % of the total number of shares of our Class A common stock outstanding immediately following the consummation of this offering and giving effect to the Assumed Redemption;

  •
  shares of Class A common stock issuable upon exercise of options that we expect to grant under our proposed stock incentive plan, which if ultimately exercised as they become vested, would represent approximately        % of the total number of shares of our Class A common stock outstanding immediately following the consummation of this offering and giving effect to the Assumed Redemption;

  •
  shares of our Class A common stock expected to be available for future grant under our proposed stock incentive plan after the consummation of this offering. See "Executive Compensation—Equity Incentive Plans—2014 Incentive Award Plan."

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We have derived the unaudited pro forma statement of operations for the year ended December 31, 2013 from the audited historical consolidated financial statements of Neff Holdings for the year ended December 31, 2013 set forth elsewhere in this prospectus. We have derived the unaudited pro forma statement of operations for the six months ended June 30, 2014 and the unaudited pro forma balance sheet data as of June 30, 2014 from the unaudited condensed consolidated financial statements of Neff Holdings as of and for the six months ended June 30, 2014 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements and the related notes included elsewhere in this prospectus.

        The unaudited pro forma statement of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 give effect to this offering, the Refinancing and the Organizational Transactions as if the same had occurred on January 1, 2013. The unaudited pro forma balance sheet as of June 30, 2014 gives effect to this offering and the Organizational Transactions as if the same had occurred on June 30, 2014.

        The pro forma adjustments are described in the notes to the unaudited pro forma financial information, and principally include the following:

  •
  the Organizational Transactions described under "Our Organizational Structure" and the issuance and sale by us of         shares of Class A common stock to the public representing        % of the economic interests of Neff Corporation at an initial offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering.

  •
  a provision for federal and state income taxes of Neff Corporation as a taxable corporation at an effective rate of         %;

  •
  an increase in interest expense as a result of the Refinancing;

  •
  the use of net proceeds from this offering for the (i) prepayment of $         million of the outstanding principal amount of the Second Lien Loan and $         million of prepayment premiums related thereto and (ii) repayment of $         million of the outstanding borrowings under our Revolving Credit Facility; and

  •
  the cash transaction bonuses that will be paid to certain management and non-employee members of the board of directors in connection with this offering if the net proceeds to us from this offering exceed $200 million. See "Executive Compensation—Other Compensation Programs—Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan."

        The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional        shares of Class A common stock from us.

        As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," prior to the completion of this offering, we will enter into the Tax Receivable Agreement with our existing owners. No increases in tax basis or other tax benefits thereunder have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment has been made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company Structure and Effects of the Organizational Transactions."

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        We provide this unaudited pro forma condensed consolidated financial information for informational and comparative purposes only. The pro forma adjustments are described in greater detail in the accompanying footnotes, which you should read in conjunction with the unaudited pro forma condensed consolidated financial information. We have made the pro forma adjustments described in the accompanying footnotes based on available information.

        The assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information may not prove to be correct. The pro forma adjustments do not purport to be and should not be considered indicative of what our actual financial position or results of operations would have been if the transactions described had been completed as of the dates indicated or for any future date or for any period. The unaudited pro forma condensed consolidated financial information should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Executive Compensation," the consolidated historical financial statements and the related notes thereto, and the other financial information included elsewhere in this prospectus.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments			Pro Forma Neff Corporation
	(in thousands of dollars)
ASSETS
Cash and cash equivalents	$589		$—		$
Accounts receivable, net	55,323		—
Inventories	2,035		—
Rental equipment, net	426,423		—
Property and equipment, net	32,708		—
Prepaid expenses and other assets	18,878			(1)
Goodwill	58,765		—
Intangible assets, net	17,357		—

Total assets	$612,078	$			$

LIABILITIES AND MEMBERS' DEFICIT/STOCKHOLDERS' EQUITY
(DEFICIENCY)
Liabilities
Accounts payable	$18,828		$—		$
Accrued expenses and other liabilities	40,619			(2)
Revolving Credit Facility	324,173			(3)
Second Lien Loans	572,142			(3)

Total liabilities	955,762

Members' deficit/stockholders' equity
Members' deficit	(343,684)			(4)
Class A common stock, par value $0.01 per share	—			(5)
Class B common stock, par value $0.01 per share	—			(5)
Additional paid in capital	—			(6)

Accumulated deficit	—

Total members'/stockholders' (deficit)	(343,684)
Non-controlling interest	—			(7)

Total members' equity (deficit)	(343,684)

Total liabilities and members' deficit/stockholders' equity (deficit)	$612,078	$			$

(1)
Represents unamortized debt issuance costs on the Second Lien Loan written off in connection with the partial prepayment of the Second Lien Loan with the proceeds of this offering.

(2)
Represents the cash transaction bonuses in the aggregate amount of $      that will be paid to certain management and non-employee members of the board of directors in connection with the consummation of this offering if the net proceeds to us from this offering exceed $200 million. See "Executive Compensation—Other Compensation Programs—Neff Holdings Amended and Restated Sale Transaction Bonus Plan."

(3)
As described under "Use of Proceeds," we will use a portion of the net proceeds from this offering to purchase new common units from Neff Holdings, and Neff Holdings will use those proceeds as follows:

•
approximately $             million to prepay $            of the outstanding principal amount of the Second Lien Loan together with approximately $           million of prepayment premium and accrued and unpaid interest thereon;

•
approximately $             million to repay a portion of the amounts outstanding under our Revolving Credit Facility together with fees and accrued and unpaid interest thereon; and

•
approximately $             million to pay the fees and expenses related to this offering.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014

(4)
Represents an adjustment to members' deficit for the Organizational Transactions.

(5)
Represents an adjustment to stockholders' equity reflecting par value for Class A common stock and Class B common stock to be outstanding following this offering.

(6)
Represents an increase of $       million to additional paid-in capital as a result of the amounts allocable to Neff Holdings of net proceeds from this offering (offering proceeds, net of underwriting discounts, of $       million, less $       million of offering expenses and less par value reflected in note 5 and the elimination of members' capital of $       million upon consolidation).

(7)
Following the Organizational Transactions and this offering, we will record significant non-controlling interests in consolidated entity relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record non-controlling interests in consolidated entity for the economic interest in Neff Holdings held by Wayzata.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments		Pro Forma Neff Corporation
	(in thousands of dollars, except per share data)
Revenues:
Rental revenues	$281,038	$		$
Equipment sales	33,487
Parts and service	12,682

Total revenues	327,207

Cost of revenues:
Cost of equipment sold	19,204
Depreciation of rental equipment	70,768
Cost of rental revenues	74,482
Cost of parts and service	7,677

Total cost of revenues	172,131

Gross profit	155,076

Other operating expenses:
Selling, general and administrative expenses	78,617
Other depreciation and amortization	8,968

Total other operating expenses	87,585

Income from operations	67,491

Other expenses:
Interest expense	24,598		(1)
Loss on debt extinguishment	—
Amortization and write-off of debt issue costs	1,929		(2)

Income before income taxes	40,964
Provision for income taxes	(471)		(3)

Net income	40,493

Net income attributable to non-controlling interest	—		(4)		—

Net income attributable to us	$40,493

Net income (loss) per share data(5):
Weighted average shares of Class A common stock outstanding:					—
Basic					—
Diluted					—
Net income available to Class A common stock per share:
Basic					$—
Diluted					$—

(1)
As a result of the Refinancing, our interest expense increased by $            on an annualized basis. The use of proceeds to repay a portion of our Revolving Credit Facility and the Second Lien Loan will result in a reduction in our interest expense of $            on an annualized basis.

(2)
Represents the write off of debt issue costs in connection with the prepayment of a portion of the Second Lien Loan.

(3)
Following the Organizational Transactions and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Neff Holdings, which will result in higher income taxes and an increase in income taxes paid. As a result, this reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of      %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(4)
Following the Reorganizational Transactions and offering, we will record significant non-controlling interests in consolidated entity relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interests in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record non-controlling interest in consolidated entity for the economic interest in Neff Holdings held by Wayzata.

(5)
Pro forma net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average shares outstanding.

Neff Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2014

	Historical Neff Holdings	Offering and Organizational Transaction Adjustments		Pro Forma Neff Corporation
	(in thousands of dollars, except per share data)
Revenues:
Rental revenues	$152,626	$		$
Equipment sales	10,794
Parts and service	6,675

Total revenues	170,095

Cost of revenues:
Cost of equipment sold	6,119
Depreciation of rental equipment	36,489
Cost of rental revenues	37,624
Cost of parts and service	4,094

Total cost of revenues	84,326

Gross profit	85,769

Other operating expenses:
Selling, general and administrative expenses	40,372
Other depreciation and amortization	4,708
Transaction bonus	24,506

Total other operating expenses	69,586

Income from operations	16,183

Other expenses:
Interest expense	15,119		(1)
Loss on debt extinguishment	15,896
Amortization and write-off of debt issue costs	2,339		(2)

Loss before income taxes	(17,171)
Provision for income taxes	(238)		(3)

Net loss	(17,409)

Net loss attributable to non-controlling interest	—		(4)		—

Net loss attributable to us	$(17,409)	$		$

Net loss per share data(5):
Weighted average shares of Class A common stock outstanding:
Basic					—
Diluted					—
Net income available to Class A common stock per share:
Basic					$—
Diluted					$—

(1)
As a result of the Refinancing, our interest expense increased by $            on an annualized basis (or $            for a six month period). The use of proceeds to repay a portion of our Revolving Credit

  Facility and the Second Lien Loan will result in a reduction in our interest expense of $            on an annualized basis (or $            for a six month period).

(2)
Represents the write off of debt issue costs in connection with the prepayment of a portion of the Second Lien Loan.

(3)
Following the Organizational Transactions and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Neff Holdings, which will result in higher income taxes and an increase in income taxes paid. As a result, this reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of    %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(4)
Following the Reorganizational Transactions and offering, we will record significant non-controlling interests in consolidated entity relating to the ownership interest of Wayzata in Neff Holdings. As described in "Our Organizational Structure," Neff Corporation will be the sole managing member of Neff Holdings. Accordingly, although Neff Corporation will have a minority economic interest in Neff Holdings, it will have a majority voting interest in, and control the management of, Neff Holdings. As a result, Neff Corporation will consolidate Neff Holdings and record non-controlling interests in consolidated entity for the economic interest in Neff Holdings held by Wayzata.

(5)
Pro forma net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average shares outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables present, as of the dates and for the periods indicated, the selected historical consolidated financial data for Neff Holdings and its subsidiaries. Neff Holdings is the predecessor of the issuer, Neff Corporation, for financial reporting purposes. The historical financial statements of Neff Corporation have not been presented in this "Selected Historical Consolidated Financial Data" section because it is a newly-incorporated entity, had no assets or liabilities during the periods presented and has had no business transactions or activities to date.

        Neff Holdings is a holding company that conducts no operations and its only material asset as of the consummation of this offering is its membership interests in Neff LLC. Neff LLC is a holding company that conducts no operations and its only material asset is its membership interests in Neff Rental LLC, the principal operating company for our business.

        We have derived the selected historical financial data as of and for the years ended December 31, 2012 and 2013 from the audited consolidated financial statements of Neff Holdings included elsewhere in this prospectus. We have derived the selected historical financial data as of and for the year ended December 31, 2011 from the audited consolidated financial statements of Neff Holdings not included in this prospectus. We have derived the selected historical financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 from the unaudited consolidated financial statements of Neff Holdings included elsewhere in this prospectus. We have derived the selected historical financial data as of June 30, 2013 from the unaudited consolidated financial statements of Neff Holdings not included in this prospectus. In the opinion of management, such unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus.

	Historical Neff Holdings
	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands of dollars)
Statement of Operations Data:
Revenues:
Rental revenues	$197,430	$234,609	$281,038	$130,744	$152,626
Equipment sales	36,934	44,828	33,487	13,429	10,794
Parts and service	10,478	11,540	12,682	6,194	6,675

Total revenues	244,842	290,977	327,207	150,367	170,095
Cost of revenues:
Cost of equipment sold	27,497	25,528	19,204	7,888	6,119
Depreciation of rental equipment	84,438	66,017	70,768	34,667	36,489
Cost of rental revenues	64,824	69,337	74,482	34,819	37,624
Cost of parts and service	6,452	6,982	7,677	3,716	4,094

Total cost of revenues	183,211	167,864	172,131	81,090	84,326

Gross profit	61,631	123,113	155,076	69,277	85,769
Other operating expenses:
Selling, general and administrative expenses	65,901	71,621	78,617	38,386	40,372
Other depreciation and amortization	11,937	9,041	8,968	4,622	4,708
Transaction bonus(1)	—	—	—	—	24,506

Total other operating expenses	77,838	80,662	87,585	43,008	69,586

(Loss) income from operations	(16,207)	42,451	67,491	26,269	16,183
Other expenses:
Interest expense(2)	16,524	23,221	24,598	12,103	15,119
Loss on debt extinguishment(3)	—	—	—	—	15,896
Other non-operating expenses, net(4)	3,267	1,563	1,929	804	2,339

Provision for income taxes	(785)	(159)	(471)	(332)	(238)

Net (loss) income	$(36,783)	$17,508	$40,493	$13,030	$(17,409)

Balance Sheet Data (as of period end):
Cash and cash equivalents	$162	$586	$190	$159	$589
Rental equipment:
Rental equipment at cost	318,855	440,810	516,182	507,691	623,656
Accumulated depreciation	(90,250)	(124,930)	(168,926)	(150,003)	(197,233)

Rental equipment, net	228,605	315,880	347,256	357,688	426,423
Total assets	377,052	479,059	526,702	525,632	612,078
Total indebtedness(5)	278,700	342,621	479,200	384,600	896,315
Members' surplus (deficit)	52,379	71,365	3,082	85,007	(343,684)
Cash Flow Data:
Cash flow from operating activities	44,238	68,331	108,410	50,225	35,576
Cash flow from investing activities	(90,663)	(131,022)	(125,332)	(92,631)	(106,164)
Cash flow from financing activities	45,684	63,115	16,526	41,979	70,987

(1)
Represents the transaction bonus paid to certain management and independent members of the board of directors in connection with the Refinancing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Highlights—Refinancing."

(2)
Interest expense excludes the amortization of debt issue costs (see footnote (4)).

(3)
Loss on debt extinguishment includes $8.7 million in unamortized debt issue costs as well as $7.2 million in call premiums.

(4)
Other non-operating expenses, net represents amortization of debt issue costs of $1.2 million, $1.5 million and $1.9 million, for the years ended December 31, 2011, 2012 and 2013, respectively, and $0.8 million and $2.3 million for the six months ended June 30, 2013 and 2014, respectively. Other non-operating expenses, net also includes $1.6 million for reorganizational expenses and $0.5 million for loss on an interest rate swap for the year ended December 31, 2011. Other non-operating expenses, net also includes $0.1 million for loss on an interest rate swap for the year ended December 31, 2012.

(5)
As of June 30, 2014, our outstanding indebtedness consisted of borrowings under the Revolving Credit Facility and the Second Lien Loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read together with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial Data" and the financial statements and the notes thereto included elsewhere in this prospectus. The historical financial data discussed below reflects the historical results of operations and financial condition of Neff Holdings and its consolidated subsidiaries and does not give effect to the Organizational Transactions. See "Our Organizational Structure" and "Unaudited Pro Forma Condensed Consolidated Financial Information" included elsewhere in this prospectus for a description of the Organizational Transactions and their effect on our historical results of operations. In addition, the statements in this discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

        We are a leading regional equipment rental company in the United States, focused on the fast-growing Sunbelt states. We offer a broad array of equipment rental solutions for our diverse customer base, including infrastructure, non-residential construction, oil and gas, municipal and residential construction customers. Our broad fleet of equipment includes earthmoving, material handling, aerial and other related rental equipment, which we package together to meet the specific needs of our customers. We consider the earthmoving equipment category to be a core competency of our Company and a key differentiator of our business.

        Our revenues are affected primarily by the time utilization of the equipment in our rental fleet, the rental rates we can charge for that equipment and the amount of equipment we have in our fleet available for rent. See "—Key Performance Measures" for definitions of time utilization and rental rates. We generate revenues from the following three sources:

  •
  Rental revenues—this consists of rental revenues and related revenues such as the fees we charge for the pickup and delivery of equipment, damage waivers and other surcharges.

  •
  Equipment sales—this consists primarily of revenues from the sale of our used rental equipment and also includes sales of ancillary new equipment to our customers.

  •
  Parts and service—this includes revenues from customers for fuel and the repair of damaged rental equipment as well as from the sale of complementary parts, supplies and merchandise to our customers in conjunction with our equipment rental business.

  Outlook

        We operate in a competitive and capital-intensive environment. The participants in our industry consist of national, regional and local rental companies, certain original equipment manufacturers, or OEMs, and their dealers. The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the construction industry in particular. Time utilization and rental rates are a function of market demand, which in turn is tied to the general economic conditions in the geographic regions in which we operate, particularly conditions affecting the non-residential construction industry.

        Beginning in the second half of 2011 and continuing through the present, the U.S. construction industry has been growing, which in turn has had a positive impact on the equipment rental industry. We believe that the rental industry will continue to benefit from improving macroeconomic and construction industry conditions. Industry research sources have recently provided optimistic outlooks for U.S.

construction spending, including FMI Construction Outlook, which estimates total U.S. construction spending to grow by more than 6.0% each year from 2014 to 2018. We believe that part of this industry growth will be driven by the ongoing secular shift in North America toward reliance on equipment rental instead of ownership, as evidenced by the increasing penetration rate. According to the American Rental Association Equipment Rental Penetration Index, the penetration rate rose from 51% in 2012 to 53% in 2013. We believe that the shift from owning to renting equipment in North America will continue as construction and industrial firms recognize the advantages of renting rather than owning equipment, and that this trend will continue to result in increased penetration rates in the future. We believe that these trends should continue to support increased rental demand and will result in continued improvement in our business. However, these macroeconomic factors are outside of our control, and we cannot assure you that the improvement in our operating results that we have experienced will continue in future periods. See "Risk Factors—Risks Relating to Our Business—The equipment rental industry is highly cyclical. Decreases in construction or industrial activities could materially adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge."

        Overall, the rental industry has benefited from growth in U.S. construction spending over the past two years and a decrease in excess available rental equipment. These factors, along with management initiatives focused on increasing rental rates, have led to strong year-over-year increases in rental rates and rental revenues for approximately the past four years. A large proportion of our costs are fixed and, as a result, there is a strong correlation between an increase or decrease in our rental revenues and an increase or decrease in our profitability. Thus, the recent increases in rental revenues have led to a significant improvement in our income from operations. We believe that we will continue to benefit from the operating leverage afforded us by the fixed cost nature of our business to the extent we are able to continue to grow our revenues in future periods through increases in rental rates and the amount of equipment we are able to support on our existing branch network.

  Seasonality and Other External Factors That Affect Our Business

        Our operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including:

  •
  the seasonality of rental activity by our customers, with lower activity levels during the winter;

  •
  the cyclicality of the construction industry;

  •
  the number of our significant competitors and the competitive supply of rental equipment; and

  •
  general economic conditions.

        In addition, our operating results may be affected by severe weather events (such as hurricanes and flooding) in the regions we serve. Severe weather events can result in short-term reductions in construction activity levels, but after these periods of reduced construction activity, repair and reconstruction efforts have historically resulted in periods of increased demand for rental equipment.

Financial Highlights

        During the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, our business has benefitted from the sustained strengthening in the demand for rental equipment in the end-markets and regions we serve for the reasons discussed above. Time utilization of the units in our rental fleet first stabilized in 2010, and since then it has increased and continues to hold at strong levels. With improved time utilization, we have been able to adjust our rental rates in line with customer demand. The increased revenues resulting from the combination of improved time utilization and rental rates gave us the momentum and the liquidity to invest significantly in purchasing additional equipment to add to our rental fleet, and therefore further increase our operating income as we leveraged a larger rental fleet across our existing scalable network of branch locations. As a result, our Adjusted EBITDA increased

25.7% to $150.8 million for the year ended December 31, 2013 as compared to the prior year, and increased 24.9% to $83.2 million for the six months ended June 30, 2014 as compared to the same period in the prior year, as illustrated in the table below:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands of dollars)
Net income (loss)	$17,508	$40,493	$13,030	$(17,409)
Interest expense	23,221	24,598	12,103	15,119
Provision for income taxes	159	471	332	238
Depreciation of rental equipment	66,017	70,768	34,667	36,489
Other depreciation and amortization	9,041	8,968	4,622	4,708
Amortization of debt issue costs	1,461	1,929	804	2,339

EBITDA	117,407	147,227	65,558	41,484
Loss on debt extinguishment(a)	—	—	—	15,896
Transaction bonus(b)	—	—	—	24,506
Rental split expense(c)	932	2,343	419	745
Equity compensation expense(d)	1,478	1,224	612	528
Other(e)	102	—	—	—

Adjusted EBITDA	$119,919	$150,794	$66,589	$83,159

(a)
Represents expenses and realized losses that were incurred in connection with the redemption of our Senior Secured Notes (as defined below under "—Refinancing").

(b)
Represents the transaction bonus paid to certain management and independent members of the board of directors in connection with the Refinancing. See "—Refinancing."

(c)
Represents cash payments made to suppliers of equipment in connection with rental splits, which payments are credited against the purchase price of the applicable equipment if Neff Holdings elects to purchase that equipment. See "—Results of Operations" for a discussion of rental splits.

(d)
Represents non-cash equity-based compensation expense recorded in the periods presented in accordance with GAAP.

(e)
Represents (i) the adjustment of certain interest rate swaps to fair value and (ii) loss on interest rate swaps.

        For more information regarding our calculation and inclusion of Adjusted EBITDA, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data."

  Refinancing

        On June 9, 2014, Neff Holdings completed a refinancing, which we refer to as the "Refinancing," in which it refinanced certain of its existing debt, paid a distribution to its members and paid related fees and expenses. Prior to the Refinancing, Neff Holdings and its subsidiaries had a long-term debt capitalization consisting of a $375.0 million senior secured asset-based revolving credit facility, which we refer to as the "Revolving Credit Facility," and $200.0 million in aggregate principal amount of 9.625% Senior Secured Notes due 2016, which we refer to as the "Senior Secured Notes." In the Refinancing, Neff Holdings and its subsidiaries:

  •
  increased the commitments under the Revolving Credit Facility to $425.0 million, increasing liquidity available for purchases of rental equipment, other working capital and other general corporate purposes;

  •
  borrowed $575.0 million of term loans under a second lien credit agreement, which we refer to as the "Second Lien Loan";

  •
  used a portion of the net proceeds of the Second Lien Loan to prepay the Senior Secured Notes in full, together with a prepayment premium and accrued and unpaid interest thereon;

  •
  used a portion of the net proceeds of the Second Lien Loan to make a $354.4 million distribution to the members of Neff Holdings and to pay the transaction bonus to certain management and independent members of the board of directors; and

  •
  used a portion of the net proceeds of the Second Lien Loan to pay fees and expenses related to the above transactions.

        As a result of the Refinancing, the net indebtedness of Neff Holdings and its subsidiaries increased by approximately $375.0 million and we estimate that our effective per annum interest expense increased by approximately $22.4 million per year. We intend to apply approximately $         million of the net proceeds from this offering to prepay a portion of the Second Lien Loan and approximately $         million of the net proceeds from this offering to repay a portion of borrowings outstanding under our Revolving Credit Facility, and we expect that our total per annum interest expense will decline accordingly. Because the Refinancing occurred in June 2014, the net increase in interest expense is not fully reflected in the six months ended June 30, 2014. However, other expenses incurred in connection with the Refinancing adversely affected our results for the six months ended June 30, 2014, including a loss on the extinguishment of debt related to the redemption of the Senior Secured Notes of $15.9 million and an expense for the transaction bonus paid to certain management and independent members of the board of directors in connection with the completion of the Refinancing of $24.5 million.

Company Structure and Effects of the Organizational Transactions

        The historical results of operations discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are those of Neff Holdings and its consolidated subsidiaries prior to the Organizational Transactions and this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Organizational Transactions and the use of proceeds from this offering.

        Neff Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Rather, taxable income or loss is included in the respective U.S. federal income tax returns of Neff Holdings' members. Prior to the consummation of this offering, the Wayzata funds are the only members of Neff Holdings.

        Following the completion of the Organizational Transactions and this offering, Neff Corporation, the issuer in this offering, will become the sole managing member of Neff Holdings and will purchase newly-issued common units of Neff Holdings representing a      % equity interest in Neff Holdings (or      % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As the sole managing member of Neff Holdings, we will control its business and affairs and, therefore, we will consolidate its financial results with ours. Immediately after the Organizational Transactions and this offering, Wayzata will retain common units in Neff Holdings representing a collective      % economic interest (or      % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and a non-controlling interest in Neff Holdings, and we will reflect Wayzata's collective economic interest as a non-controlling interest in our consolidated financial statements. As a result, our net income, after excluding the non-controlling interest of Wayzata, will represent      % of Neff Holdings' net income (or      % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and our only material asset will be our corresponding      % economic interest (or      % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and controlling interest in Neff Holdings. Neff Holdings is a holding company that conducts no operations and, as of the consummation of this offering, its only material asset will be the equity interests of its direct and indirect subsidiaries. Neff Holdings acquired the equity of its subsidiaries, which we refer to as the "Acquisition," from our Prior Predecessor pursuant to our Prior Predecessor's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Acquisition closed on October 1, 2010.

        After completion of the Organizational Transactions and this offering, we expect that our results of operations and financial condition will be affected by the following additional factors that are not reflected in the historical financial information of Neff Holdings discussed below. For more information on the pro forma impact of the Organizational Transactions and this offering, as well as the other aspects of the Organizational Transactions, see "Our Organizational Structure" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

  •
  Provision For (Benefit From) Income Tax—We will become a taxpayer subject to income taxes at rates generally applicable to C corporations, and therefore our results of operations will be affected by the amount of accruals for tax benefits or payments that Neff Holdings (as a partnership for U.S. federal income tax purposes) historically has not reflected in its results of operations. We expect that our effective combined federal and state income tax rate will be approximately 39% after giving effect to the Organizational Transactions. For more information on the income taxes that will be applicable to us as a C corporation, see "Our Organizational Structure" and "Unaudited Pro Forma Consolidated Financial Information."

  •
  Potential Tax Benefit Due to Step-up In Basis—We expect to obtain an increase in our share of the tax basis of the assets of Neff Holdings as a result of the Organizational Transactions, including any purchase of common units from Wayzata with the proceeds from this offering and the use of proceeds from this offering to repay certain indebtedness of Neff Holdings. We may obtain a similar increase in our share of the tax basis of the assets of Neff Holdings in the future, when (as described below under "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of this Offering—Common Unit Redemption Right") an existing owner receives shares of our Class A common stock or cash at our election in connection with an exercise of such existing owner's right to have common units in Neff Holdings held by such existing owner redeemed by Neff Holdings or, at the election of Neff Corporation, exchanged (which we intend to treat as our direct purchase of common units from such existing owner for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by an existing owner to Neff Holdings for redemption or sold to us upon the exercise of our election to acquire such common units directly). Moreover, pursuant to U.S. Treasury regulations governing the purchase of an equity interest in a partnership (including a limited liability company such as Neff Holdings that is taxed as a partnership) at a time when the assets of the partnership have a fair market value in excess of tax basis, our purchase of Neff Holdings' common units directly from Neff Holdings with a portion of the proceeds from this offering will result in certain special allocations of Neff Holdings' items of loss or deduction to us over time that are in excess of our pro rata share of such items of loss or deduction. The step-up in tax basis and the special allocations described above may result in a reduction in the amount of taxes that we are required to pay relative to the amount of taxes payable by other members of Neff Holdings who are similarly situated but who do not receive a similar step-up in basis or special allocations. For more information, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

  •
  Tax Receivable Agreement—We will enter into a Tax Receivable Agreement with our existing owners pursuant to which we will be obligated to pay to our existing owners 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of the step-up in basis and special allocations discussed above. We anticipate that we will account for the effects of these increases in tax basis and associated payments under the Tax Receivable Agreement arising from future redemptions or exchanges as follows:

    •
    we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the redemption or exchange;

    •
    to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

    •
    we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the deferred liability associated with the future payments due under the Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

        All of the effects of changes in any of our estimates after the date of the exchange will be included in net income for the period in which those changes occur. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income for the period in which the change occurs. For more information on the Tax Receivable Agreement, including a discussion of the range of aggregated payments to be made, the timing of such payments, and how we intend to fund such payments, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        In addition, we expect that after the consummation of this offering our financial statements also will reflect additional equity incentive compensation expense, certain public company compliance costs and the effects of non-controlling interests in Neff Holdings. See "Risk Factors," "Executive Compensation," "Certain Relationships and Related Party Transactions," and "Unaudited Pro Forma Condensed Consolidated Financial Information."

Key Performance Measures

        From time to time we use certain key performance measures in evaluating our business and results of operations and we may refer to one or more of these key performance measures in this "Management's Discussion and Analysis of Financial Condition and Results of Operations." These key performance measures include:

  •
  Adjusted EBITDA—we define Adjusted EBITDA as net income (loss) plus interest expense, provision for income taxes, depreciation of rental equipment, other depreciation and amortization and amortization of debt issue costs, as further adjusted to give effect to various non-cash and other items that we do not consider to be unusual or otherwise not indicative of our ongoing operations.

  •
  OEC—we present OEC, defined as the first cost of acquiring the equipment, or in the case of used equipment purchases and rental splits, an estimate of the first cost that would have been paid to acquire the equipment if it had been purchased new in its year of manufacture, as the daily average OEC of equipment on rent, divided by the OEC of all equipment in the rental fleet during the relevant period.

  •
  Rental rates—we define rental rates as the rates charged to our customers on rental contracts that typically are for a daily, weekly or monthly term. Rental rates change over time based on a combination of pricing, the mix of equipment on rent and the mix of rental terms with customers. Period over period changes in rental rates are calculated on a weighted average with the weighting based on prior period revenue mix.

  •
  Time utilization—we define time utilization as the daily average OEC of equipment on rent, divided by the OEC of all equipment in the rental fleet during the relevant period.

Results of Operations

        The following summary highlights the key elements of certain line items discussed further below in the period-over-period analysis of our results of operations:

  •
  Total Revenues:

  •
  Rental Revenues:  relates primarily to revenues received from customers under leases for our rental equipment and includes related revenues such as the fees we charge for the pickup and delivery of equipment, damage waivers and other surcharges.

  •
  Equipment Sales:  relates primarily to revenues received from third parties upon the sale of used equipment from our rental fleet, which generally increases in the winter months when customer activity and time utilization are comparatively lower. To a much lesser extent, this line item also includes revenues received upon the sale to customers of ancillary new equipment.

  •
  Parts and Service:  relates primarily to revenues received from sales of complementary parts, supplies and merchandise in conjunction with our equipment rental business, as well as from services provided to repair rental equipment damaged by customers, which is billable to our customers, and fuel costs charged to customers.

  •
  Cost of Equipment Sold:  relates primarily to the net book value of our used rental fleet that is sold in the ordinary course of our active fleet management.

  •
  Depreciation of Rental Equipment:  relates to the depreciation of the cost of equipment in our rental fleet and is generally calculated on a straight-line basis over the estimated service life of the asset (generally two to eight years with a 10% to 20% residual value).

  •
  Cost of Rental Revenues:  relates primarily to the delivery and retrieval of rental equipment (including fuel), maintenance and repairs to our rental equipment fleet (including parts), and labor costs and related payroll expenses (such as insurance, benefits and overtime) for drivers and mechanics. This line item also includes the portion of rental revenues paid over to OEMs under rental splits described below that we may have in place from time to time.

  •
  Cost of Parts and Service:  relates primarily to costs attributable to the sale of parts and fuel directly to customers and service provided for the maintenance and repair of our equipment damaged by customers, which is billable to our customers.

  •
  Selling, General and Administrative Expenses:  relates primarily to general selling, general overhead and administrative costs such as branch management and sales, accounting, finance, legal and marketing expenses. This line item also includes payments under leases for our headquarters and branch locations, expenses associated with software licenses, property taxes payable on our rental equipment and payroll, sales commission, bonus and benefits expenses allocable to executive, regional and branch management. This line item also includes provisions for bad debt expense and any ordinary course litigation expense.

  •
  Other Depreciation and Amortization:  relates primarily to depreciation of non-rental property, plant and equipment—such as trucks and trailers used to transport rental equipment as well as office equipment—and amortization of intangibles such as customer lists.

  •
  Interest Expense:  relates primarily to interest expense incurred in connection with our long-term debt facilities and the amortization of the related original issue discount, in each case for the periods in which those debt obligations were outstanding. See "—Financial Highlights—Refinancing" and "Description of Certain Indebtedness."

        We utilize rental splits in our operations. Rental splits are a consignment arrangement of new equipment by OEMs in which we hold their equipment in our rental fleet for a period of time (typically between three and 12 months) and agree to share with the OEM a percentage of the rental revenue we receive on the rental of that unit. We do not take title to the unit under this arrangement and we can return the unit to the OEM at any time at no additional cost to us. We also can elect to purchase the unit from the OEM from time to time. The revenue we pay to the OEM under rental splits is expensed in cost of rental revenues on our statement of operations, but added back to Adjusted EBITDA in order to maintain comparability to our results from period to period. If we exercise the option to purchase the unit, the unit becomes part of our rental fleet and is depreciated, with depreciation added back to Adjusted EBITDA. Before we exercise the option to purchase a unit, we count the unit as part of our rental fleet for OEC calculations but do not depreciate the unit. As of June 30, 2014, rental splits accounted for approximately 2.1% of our average OEC.

  Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

        The following table illustrates our operating activity for the six months ended June 30, 2014 and the six months ended June 30, 2013.

	For the Six Months Ended June 30,
	2013	2014	% Change
	(in thousands of dollars)
Revenues:
Rental revenues	$130,744	$152,626	16.7
Equipment sales	13,429	10,794	(19.6)
Parts and service	6,194	6,675	7.8

Total revenues	150,367	170,095	13.1

Cost of revenues:
Cost of equipment sold	7,888	6,119	(22.4)
Depreciation of rental equipment	34,667	36,489	5.3
Cost of rental revenues	34,819	37,624	8.1
Cost of parts and service	3,716	4,094	10.2

Total cost of revenues	81,090	84,326	4.0

Gross profit	69,277	85,769	23.8

Other operating expenses:
Selling, general and administrative expenses	38,386	40,372	5.2
Other depreciation and amortization	4,622	4,708	1.9
Transaction bonus	—	24,506	nm

Total other operating expenses	43,008	69,586	61.8

Income from operations	26,269	16,183	(38.4)

Other expenses:
Interest expense	12,103	15,119	24.9
Loss on extinguishment of debt	—	15,896	nm
Amortization of debt issue costs	804	2,339	nm

Total other expenses	12,907	33,354	nm

Income (loss) before income taxes	13,362	(17,171)	nm

Provision for income taxes	(332)	(238)	(28.3)

Net income (loss)	$13,030	$(17,409)	nm

"nm"—means not meaningful

        Total Revenues.    Total revenues for the six months ended June 30, 2014 increased 13.1% to $170.1 million from $150.4 million for the six months ended June 30, 2013. The components of our revenues are rental revenues, equipment sales and parts and service, and the changes between periods in each of these components are discussed below.

          Rental Revenues.    Rental revenues for the six months ended June 30, 2014 increased 16.7% to $152.6 million from $130.7 million for the six months ended June 30, 2013. Approximately half of the increase in rental revenues was due to an increase in rental rates. The remaining portion of the increase was attributable to an increase in the amount of equipment on rent, which was largely due to a larger rental fleet. For the six months ended June 30, 2014, we estimate that our rental rates increased 7.2%, driven by stronger economic conditions. For the six months ended June 30, 2014, the average OEC of our rental fleet increased by 12.1% to $658.8 million from $587.4 million at June 30, 2013, as a result of increased capital expenditures. Time utilization for the six months ended June 30, 2014 was unchanged at 70.3%.

          Equipment Sales.     Equipment sales for the six months ended June 30, 2014 decreased 19.6% to $10.8 million from $13.4 million for the six months ended June 30, 2013. The decrease in equipment sales revenues was primarily due to lower volume of sales of used equipment.

          Parts and Service.    Revenues from the sales of parts and service for the six months ended June 30, 2014 increased 7.8% to $6.7 million from $6.2 million for the six months ended June 30, 2013. The increase in these revenues for the six months ended June 30, 2014 was primarily due to increased fuel costs charged to customers as a result of the increase in the amount of equipment on rent.

        Cost of Equipment Sold.    Costs associated with the sale of rental equipment decreased 22.4% to $6.1 million for the six months ended June 30, 2014 from $7.9 million for the six months ended June 30, 2013. The decrease in costs associated with the sale of rental equipment was due primarily to the lower volume of equipment sold during the six months ended June 30, 2014.

        Depreciation of Rental Equipment.    Depreciation of rental equipment increased 5.3% to $36.5 million for the six months ended June 30, 2014 from $34.7 million for the six months ended June 30, 2013. The increased depreciation expense of rental equipment was primarily due to the increase in the number of units in our rental fleet and the related increase in the cost of our rental equipment. As a percentage of rental revenues, depreciation of rental equipment decreased to 23.9% for the six months ended June 30, 2014 from 26.5% for the six months ended June 30, 2013. This decrease was primarily attributable to the increase in comparative rental revenues, since depreciation expense is more closely correlated to the size of the rental fleet and does not necessarily increase at the same rate as the increase in rental revenue.

        Cost of Rental Revenues.    Costs associated with our rental revenues increased 8.1% to $37.6 million for the six months ended June 30, 2014 from $34.8 million for the six months ended June 30, 2013. The increase in cost of rental revenues was primarily a result of increased payroll and payroll related expenses and increased equipment repair costs due primarily to higher amounts of equipment on rent. As a percentage of rental revenues, cost of rental revenues decreased to 24.7% for the six months ended June 30, 2014 from 26.6% for the six months ended June 30, 2013. This decrease was primarily attributable to the increase in comparative rental revenues, since cost of rental revenues includes costs that are more fixed in nature and do not necessarily increase at the same rate as the increase in rental revenue.

        Cost of Parts and Service.    Costs associated with generating our parts and service revenues increased 10.2% to $4.1 million for the six months ended June 30, 2014 from $3.7 million for the six months ended June 30, 2013 due primarily to increased fuel costs.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $2.0 million, or 5.2%, to $40.4 million for the six months ended June 30, 2014 from $38.4 million for the six months ended June 30, 2013. The net increase in selling, general and administrative expenses was attributable to several factors. Employee salaries, benefits and related employee expenses increased $1.5 million primarily as a result of higher salaries, wages and payroll taxes and increased commissions and incentive pay that resulted from higher rental revenues and improved financial results. Software licensing costs increased by $0.3 million and provision for bad debt expense increased by $0.5 million. As a percentage of total revenues, selling, general and administrative expenses were 23.7% for the six months ended June 30, 2014, a decrease from 25.5% for the same period in 2013, primarily as a result of the current year increase in total revenues.

        Other Depreciation and Amortization.    Other depreciation and amortization expense was essentially flat, increasing to $4.7 million for the six months ended June 30, 2014 from $4.6 million for the six months ended June 30, 2013.

        Transaction Bonus.    Transaction bonus for the six months ended June 30, 2014 was $24.5 million. This amount reflects bonuses earned in connection with the Refinancing on June 9, 2014. There was no transaction bonus for the six months ended June 30, 2013. See "—Financial Highlights—Refinancing."

        Interest Expense.    Interest expense for the six months ended June 30, 2014 increased 24.9% to $15.1 million from $12.1 million for the six months ended June 30, 2013. The increase in interest expense was primarily due to an increase in outstanding balances on our Revolving Credit Facility. On June 9, 2014, as part of the Refinancing, we refinanced our $200.0 million of Senior Secured Notes, which accrued interest at 9.625% per annum, with the proceeds of our $575.0 million Second Lien Loan, which currently accrues interest at 7.250% per annum. The net increase in annualized interest expense between the Senior Secured Notes and the Second Lien Loan is approximately $22.4 million, but because the Refinancing occurred in June 2014, it did not materially affect interest expense for the six months ended June 30, 2014. See "—Financial Highlights—Refinancing."

        Loss on Extinguishment of Debt.    Loss on extinguishment of debt was $15.9 million for the six months ended June 30, 2014. The loss on extinguishment of debt included the write-off of $8.7 million in unamortized debt issue costs on the Senior Secured Notes, as well as $7.2 million paid in call premiums paid in connection with the redemption of the Senior Secured Notes. There was no loss on extinguishment of debt for the six months ended June 30, 2013.

        Amortization of Debt Issue Costs.    Amortization of debt issue costs for the six months ended June 30, 2014 increased to $2.3 million from $0.8 million for the six months ended June 30, 2013. The increase in amortization of debt issue costs was primarily due to consent fees paid in November 2013 relating to amendments to our Revolving Credit Facility and the Senior Secured Notes.

  Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        The following table illustrates our operating activity for the years ended December 31, 2013 and 2012.

	For the Year Ended December 31,
	2012	2013	% Change
	(in thousands of dollars)
Revenues:
Rental revenues	$234,609	$281,038	19.8
Equipment sales	44,828	33,487	(25.3)
Parts and service	11,540	12,682	9.9

Total revenues	290,977	327,207	12.5

Cost of revenues:
Cost of equipment sold	25,528	19,204	(24.8)
Depreciation of rental equipment	66,017	70,768	7.2
Cost of rental revenues	69,337	74,482	7.4
Cost of parts and service	6,982	7,677	10.0

Total cost of revenues	167,864	172,131	2.5

Gross profit	123,113	155,076	26.0

Other operating expenses:
Selling, general and administrative expenses	71,621	78,617	9.8
Other depreciation and amortization	9,041	8,968	(0.8)

Total other operating expenses	80,662	87,585	8.6

Income from operations	42,451	67,491	59.0

Other expenses:
Interest expense	23,221	24,598	5.9
Loss on interest rate swaps	102	—	nm
Amortization of debt issue costs	1,461	1,929	32.0

Total other expenses	24,784	26,527	7.0

Income before income taxes	17,667	40,964	131.9
Provision for income taxes	(159)	(471)	nm

Net income	$17,508	$40,493	131.3

"nm"—means not meaningful

        Total Revenues.    Total revenues for the year ended December 31, 2013 increased 12.5% to $327.2 million from $291.0 million for the year ended December 31, 2012. The components of our total revenues are rental revenues, equipment sales and parts and service, and the changes between periods in each of these components are discussed below.

          Rental Revenues.     Rental revenues for the year ended December 31, 2013 increased 19.8% to $281.0 million from $234.6 million for the year ended December 31, 2012. The most significant factors driving the increase in rental revenues, combining to contribute approximately 60% of the year-over-year increase in rental revenues, were an increase in the amount of equipment on rent, as a result of an increase in the size of our rental fleet, and an increase in the time utilization of our larger fleet. The remainder of the increase in rental revenues was attributable to an increase in rental rates, which contributed approximately 40% of the year-over-year increase in rental revenues. For the year ended December 31, 2013, the average OEC, including cost of equipment under lease, of our rental fleet increased by 15.0% to $606.6 million at December 31, 2013 from $527.3 million at December 31, 2012, as a result of increased capital expenditures. Time utilization for the year ended December 31, 2013 increased 3.2% to 70.9% from 68.7% for the year ended December 31, 2012. For the year ended December 31, 2013, we estimate that our rental rates increased 6.4%, driven by stronger economic conditions and an increase in demand for equipment in certain key regions in which we operate.

          Equipment Sales.     Equipment sales for the year ended December 31, 2013 decreased 25.3% to $33.5 million from $44.8 million for the year ended December 31, 2012. The decrease in equipment sales revenues was primarily due to lower volume of sales of used equipment.

          Parts and Service.     Revenues from the sales of parts and service for the year ended December 31, 2013 increased 9.9% to $12.7 million from $11.5 million for the year ended December 31, 2012. The increase in these revenues for the year ended December 31, 2013, was primarily due to increased parts and supplies charged to customers for the year ended December 31, 2013 as a result of the increase in the amount of equipment on rent.

        Cost of Equipment Sold.    Costs associated with the sale of rental equipment decreased 24.8% to $19.2 million for the year ended December 31, 2013 from $25.5 million for the year ended December 31, 2012. The decrease in costs associated with the sale of rental equipment was due primarily to the decrease in volume of equipment sales.

        Depreciation of Rental Equipment.    Depreciation of rental equipment increased 7.2% to $70.8 million for the year ended December 31, 2013 from $66.0 million for the year ended December 31, 2012. The increased depreciation expense of rental equipment was primarily due to the increase in the number of units in our rental fleet and the related increase in the cost of our rental fleet. As a percentage of rental revenues, depreciation of rental equipment decreased to 25.2% for the year ended December 31, 2013 from 28.1% for the year ended December 31, 2012. This decrease was primarily attributable to the increase in comparative rental revenues, since depreciation expense is more closely correlated to the size of the rental fleet and does not necessarily increase at the same rate as the increase in rental revenue.

        Cost of Rental Revenues.    Maintenance costs associated with our rental equipment increased 7.4% to $74.5 million for the year ended December 31, 2013 from $69.3 million for the year ended December 31, 2012. The increase in maintenance costs associated with our rental equipment was primarily a result of increased rental split expense, increased payroll and payroll related expenses and increased equipment repair costs due primarily to higher amounts of equipment on rent. As a percentage of rental revenues, cost of rental revenues decreased to 26.5% for the year ended December 31, 2013 from 29.6% for the year ended December 31, 2012. This decrease was primarily attributable to the increase in comparative rental revenues, since cost of rental revenues includes costs that are more fixed in nature and do not necessarily increase at the same rate as the increase in rental revenue.

        Cost of Parts and Service.    Costs associated with generating our parts and service revenues increased 10.0% to $7.7 million for the year ended December 31, 2013 from $7.0 million for the year ended December 31, 2012. The increase in cost of parts and service was primarily due to the increase in parts and service charged to customers.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $7.0 million, or 9.8%, to $78.6 million for the year ended December 31, 2013 from $71.6 million for the year ended December 31, 2012. The net increase in selling, general and administrative expenses was attributable to several factors. Employee salaries, benefits and related employee expenses increased $4.6 million primarily as a result of higher salaries, wages and payroll taxes and increased commissions and incentive pay that resulted from higher rental revenues and improved results. Personal property taxes increased $0.5 million and software licensing costs increased by $0.4 million. As a percentage of total revenues, selling, general and administrative expenses were 24.0% for the year ended December 31, 2013, a decrease from 24.6% for the same period in 2012, primarily as a result of the current year increase in total revenues.

        Other Depreciation and Amortization.    Other depreciation (which relates to non-rental property, plant and equipment) and amortization expense for the year ended December 31, 2013 decreased slightly to $9.0 million.

        Interest Expense.    Interest expense for the year ended December 31, 2013 increased 5.9%, to $24.6 million from $23.2 million for the year ended December 31, 2012. The increase in interest expense was primarily due to an increase in outstanding balances on our Revolving Credit Facility.

        Loss on Interest Rate Swaps.    On January 4, 2013, we made the final scheduled semiannual net payment of approximately $2.5 million. No gain or loss was recorded on interest rate swaps for the year ended December 31, 2013.

        Amortization of Debt Issue Costs.    Amortization of debt issue costs for the year ended December 31, 2013 increased 32.0%, to $1.9 million from $1.5 million for the year ended December 31, 2012. The increase in amortization of debt issue costs was primarily due to consent fees paid in November 2013 relating to amendments to our Revolving Credit Facility and the Senior Secured Notes.

Liquidity and Capital Resources

  Overview

        Our principal needs for liquidity historically have been the purchase of rental fleet equipment, other capital expenditures, including funding start-up costs for new branch locations, and debt service. These will be our principal liquidity needs going forward, in addition to payments under the Tax Receivable Agreement.

        Our largest use of liquidity has been and will continue to be the acquisition of equipment for our rental fleet. Our large rental fleet requires a substantial ongoing commitment of capital. While we can manage the size and aging of our fleet generally over time, eventually we must retire older equipment and either allow our fleet to shrink or replace the older equipment in our fleet with newer models. For the years ended December 31, 2012 and 2013, our net rental equipment capital expenditures totaled approximately $114.9 million and $111.9 million, respectively. We expect net rental equipment capital expenditures for the full years 2014 and 2015 to be similar. We have historically financed these net additions to our rental fleet largely using cash flow from operations and to a lesser extent with borrowings under our Revolving Credit Facility, and we expect that to continue in the future.

        We also use our liquidity to finance other non-rental equipment capital expenditures, typically consisting of property, plant and equipment and funding start-up costs for new branch locations. The liquidity required to open a new branch location typically ranges from $5.0 million to $10.0 million, the majority of which consists of acquisitions of rental fleet equipment for the new branch location. For each of the years ended December 31, 2012 and 2013, our net other capital expenditures totaled approximately $11.0 million, respectively. We expect net other capital expenditures for the full years 2014 and 2015 to be similar. We have historically financed these net other capital expenditures largely using cash flow from operations and to a lesser extent with borrowings under our Revolving Credit Facility, and we expect that to continue in the future.

        Under the terms of our Second Lien Loan as of June 30, 2014, we are not required to make principal payments prior to the stated maturity of June 9, 2021. We expect to finance our debt service going forward, which will consist primarily of interest payments, out of cash flow from operations.

        We will use liquidity going forward to make payments under the Tax Receivable Agreement. We expect these payments to range from $            to $            for the year ending December 31, 2014 and from $            to $            for the year ending December 31, 2015. However, the actual payments under the Tax Receivable Agreement will vary depending on a number of factors. For a discussion of these factors and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        As of June 30, 2014, our principal sources of liquidity consisted of $0.6 million of cash and cash equivalents and availability under our Revolving Credit Facility. As of June 30, 2014, on a pro forma basis after giving effect to this offering and the application of the proceeds therefrom (assuming a price per share of $            , the midpoint of the proposed range), including to repay $40 million of borrowings under our Revolving Credit Facility and prepay $             million of outstanding Second Lien Loans, we would have had outstanding indebtedness of $             million, cash and cash equivalents of $             million and availability of approximately $136.1 million under our Revolving Credit Facility, subject to customary borrowing conditions. We believe that our cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Revolving Credit Facility will be sufficient to meet our liquidity needs for at least the next 12 months.

        To the extent we require additional liquidity, we anticipate that it will be funded through the incurrence of other indebtedness (which may include capital markets indebtedness, the incremental facility under the credit agreement for the Second Lien Loan or indebtedness under other credit facilities), equity financings or a combination thereof. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

  Cash Flows for the Six Months Ended June 30, 2014

        During the six months ended June 30, 2014, our operating activities provided net cash flow of $35.6 million as compared to $50.2 million for the six months ended June 30, 2013. The decrease in cash flows from operating activities was due primarily to the transaction bonus to certain management and independent members of the board of directors which totaled $24.5 million. The decrease was also partially attributable to decreases in working capital.

        Cash used in investing activities was $106.2 million for the six months ended June 30, 2014 as compared to $92.6 million for the six months ended June 30, 2013. Cash used for the purchase of rental equipment was $105.9 million for the six months ended June 30, 2014, compared to $93.0 million for the six months ended June 30, 2013. We received $10.8 million in cash proceeds from the sale of equipment for the six months ended June 30, 2014 compared to $13.4 million for the six months ended June 30, 2013.

        Net cash provided by financing activities was $71.0 million for the six months ended June 30, 2014, compared to $42.0 million for the six months ended June 30, 2013. As part of the Refinancing, we received $572.1 million in net proceeds from the Second Lien Loan which was offset partially by prepayment of our Senior Secured Notes totaling $207.2 (including call premiums), payment of a $329.9 distribution in June 2014 and other refinancing related fees and expenses. The remaining change in cash from financing activities was primarily due to cash provided by the Revolving Credit Facility needed for equipment purchases for the six months ended June 30, 2013.

  Cash Flows for the Years Ended December 31, 2013 and 2012

        During the year ended December 31, 2013, our operating activities provided net cash flow of $108.4 million as compared to $68.3 million for the year ended December 31, 2012. The increase is attributable primarily to increases in net income and working capital in 2013 as compared to the prior year.

        Cash used in investing activities was $125.3 million for the year ended December 31, 2013 as compared to $131.0 million for the year ended December 31, 2012. Cash used for the purchase of rental equipment was $144.5 million for the year ended December 31, 2013, compared to $159.2 million for the year ended December 31, 2012. We received $33.5 million in cash proceeds from the sale of equipment for the year ended December 31, 2013 compared to $44.8 million for the year ended December 31, 2012.

        Net cash provided by financing activities was $16.5 million for the year ended December 31, 2013, compared to $63.1 million for the year ended December 31, 2012. The change in cash provided by financing activities was primarily due to a return in capital to members of Neff Holdings partially offset by an increase in borrowings under the Revolving Credit Facility. See "—Financial Highlights—Refinancing."

  Revolving Credit Facility

        Certain of our subsidiaries entered into the Revolving Credit Facility with Bank of America, N.A. as agent, swing line lender and letter of credit issuer, Bank of America, N.A. and Wells Fargo Capital Finance, LLC as co-collateral agents and a syndicate of other banks and financial institutions on October 1, 2010. The Revolving Credit Facility was amended and restated on November 20, 2013, and further amended on June 9, 2014 as part of the Refinancing.

        The Revolving Credit Facility provides $425.0 million in commitments for revolving borrowings, including a $30.0 million sub-limit for the issuance of letters of credit, and a $42.5 million sub-limit for swing-line loans, subject to certain availability conditions. The aggregate amount of all borrowings available to us under the Revolving Credit Facility is the lesser of the aggregate commitments and the "borrowing base", which is a formula that applies certain advance rates against our eligible accounts receivable and our eligible rental equipment and, as a result of which, could result in us not being able to borrow all of the available commitments at any given time. As of June 30, 2014, the borrowing base under the Revolving Credit Facility was $425.0 million. The Revolving Credit Facility matures on November 20, 2018. Borrowings under the Revolving Credit Facility bear interest, at our option, at either a LIBOR rate or base rate, in each case plus an applicable margin. LIBOR loans bear interest at the LIBOR rate plus 250 basis points and base rate loans bear interest at the sum of (a) 150 basis points plus (b) the greatest of (i) the prime rate, (ii) the federal funds rate plus 50 basis points and (iii) LIBOR plus 100 basis points. The applicable margin for LIBOR loans and base rate loans will be subject to quarterly performance pricing adjustments based on our average availability and our consolidated total leverage ratio under the Revolving Credit Facility for the most recently completed quarter. The Revolving Credit Facility provides for the payment to the lenders of an unused line fee of 0.50% if less than 33% of the daily average unused portion under the Revolving Credit Facility is utilized, 0.375% if less than 66% but at least 33% is utilized, and 0.25% if 66% or more is utilized. The unused line fee is payable on the daily average unused portion of the commitments under the Revolving Credit Facility (whether or not then available).

        Neff Holdings and each of its subsidiaries is a borrower or a credit party under the Revolving Credit Facility. Neff Corporation is not a party to the Revolving Credit Facility. The Revolving Credit Facility is secured by first-priority liens on substantially all of the assets of the borrower and the guarantors. The credit agreement for the Revolving Credit Facility contains customary restrictive covenants applicable to each credit party, including, among others, restrictions on the ability to incur additional indebtedness, create liens, make investments and declare or pay dividends. In addition, the Revolving Credit Facility contains financial covenants, applicable at any time excess availability is less than the greater of $35.0 million and 10% of the aggregate commitments of all lenders, or $42.5 million as of June 30, 2014, which require us to maintain (i) a consolidated total leverage ratio of not more than 4.50 to 1.00 from May 1, 2011 to June 9, 2014, 5.95 to 1.00 for each fiscal quarter ended during the period from June 9, 2014 through and including June 30, 2014, stepping down to 5.75 to 1.00 for each fiscal quarter ended during the period from July 1, 2014 through and including December 31, 2014, stepping down to 5.50 to 1.00 for each fiscal quarter ended during the period from January 1, 2015 through and including June 30, 2015, stepping down to 5.25 to 1.00 for each fiscal quarter ended during the period from July 1, 2015 through and including September 30, 2015, stepping down to 5.00 to 1.00 for each fiscal quarter ended during the period from October 1, 2015 through and including December 31, 2015, stepping down to 4.75 to 1.00 for each fiscal quarter ended during the period from January 1, 2016 through and including June 30, 2016, stepping down to 4.50 to 1.00 for each fiscal quarter ended during the period from September 30, 2016 and thereafter, and (ii) a fixed charge coverage ratio of not less than 1.00 to 1.00, in each case, until such time as excess availability exceeds the threshold described above for a period of at least 30 consecutive days. As of June 30, 2014, we had total availability under the Revolving Credit Facility of $96.1 million and were in compliance with the applicable covenants in the Revolving Credit Facility. However, the financial covenants in the Revolving Credit Facility would have prohibited us from borrowing in excess of $53.6 million as of June 30, 2014, on an actual basis, and $93.6 million on a pro forma basis after giving effect to this offering and the application of net proceeds therefrom. For additional information regarding the Revolving Credit Facility, see "Description of Certain Indebtedness—The Revolving Credit Facility."

        On or prior to the consummation of this offering, we intend to amend the Revolving Credit Facility to, among other things, reflect the changes in our structure as a result of the Organizational Transactions. We intend to repay approximately $             million of our borrowings under the Revolving Credit Facility with the net proceeds of this offering. See "Use of Proceeds."

  Second Lien Loan

        Our subsidiary, Neff Rental LLC, incurred the Second Lien Loan under a senior secured credit facility with Credit Suisse AG, as administrative agent and collateral agent, and the other lenders and agents thereto, on June 9, 2014. The credit agreement for the Second Lien Loan provides for (a) a $575.0 million term loan facility, all of which was drawn on June 9, 2014, and (b) an uncommitted incremental term loan facility not to exceed (together with any incremental equivalent debt) $75.0 million plus additional amounts that may be incurred subject to a pro forma total leverage ratio of 5.25:1.00 and certain other customary conditions. The Second Lien Loan matures on June 9, 2021. The Second Lien Loan bears interest, at our option, at either a LIBOR rate or base rate, in each case plus an applicable margin. LIBOR loans bear interest at the LIBOR rate plus 625 basis points and base rate loans bear interest at the sum of (a) 525 basis points plus (b) the greatest of (i) the prime rate, (ii) the federal funds rate plus 50 basis points and (iii) LIBOR plus 100 basis points. The LIBOR rate margin is subject to a "floor" of 100 basis points. We generally elect the LIBOR rate, and given LIBOR currently is less than 1.00%, our interest rate as of June 30, 2014 under the Second Lien Loan was 7.25% per annum. We must make mandatory prepayments of principal on the Second Lien Loan if our total leverage ratio for any fiscal year, commencing with the fiscal year ending December 15, 2015, exceeds 3.00 to 1.00. These prepayment provisions require us to prepay an amount equal to (i) either 25% of our excess cash flow (if our total leverage ratio is equal to or less than 4.00 to 1.00 but greater than 3.00 to 1.00) or 50% of our excess cash flow (if our total leverage ratio is greater than 4.00 to 1.00) over (ii) the optional prepayment amount for such excess cash flow period.

        Neff Holdings and each of its subsidiaries is a borrower or a credit party under the Second Lien Loan. Neff Corporation is not a party to the Second Lien Loan. The Second Lien Loan is secured by second-priority liens on substantially all of the assets of the borrower and the guarantors. The credit agreement for the Second Lien Loan contains customary incurrence-based restrictive covenants applicable to each credit party, including, among other things, restrictions on the ability to incur additional indebtedness, create liens, make investments and declare or pay dividends. For additional information regarding the Second Lien Loan, see "Description of Certain Indebtedness—The Second Lien Loan Facility."

        On or prior to the consummation of this offering, we intend to amend the Second Lien Loan to, among other things, reflect the changes in our structure as a result of the Organizational Transactions. We intend to prepay approximately $             million of the principal amount of the Second Lien Loan with the net proceeds of this offering and pay approximately $             million in prepayment premiums in connection with that prepayment, plus accrued and unpaid interest on the amount prepaid. See "Use of Proceeds."

Certain Information Concerning Off-Balance Sheet Arrangements

        As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of June 30, 2014, we are not involved in any variable interest entities transactions and do not otherwise have any off-balance sheet arrangements.

        In the normal course of our business activities, we lease real estate for our headquarters and branch locations and we may from time to time lease rental equipment and non-rental equipment under operating leases. See "—Contractual and Commercial Commitments" below.

Contractual and Commercial Commitments

        Our contractual obligations and commercial commitments principally include obligations associated with our outstanding indebtedness and interest payments. The following table summarizes our contractual and commercial obligations at December 31, 2013 on an actual basis:

	Payments Due by Year
	Total	2014	2015-2016	2017-2018	Thereafter
	(in thousands of dollars)
Revolving Credit Facility(1)	$279,200	$—	$279,200	$—	$—
Interest on Revolving Credit Facility(2)	16,938	7,818	9,121	—	—
Senior Secured Notes(3)	200,000	—	200,000	—	—
Interest on Senior Secured Notes(2)	46,521	19,250	27,271	—	—
Second Lien Loan(4)	—	—	—	—	—
Interest on Second Lien Loan(2)	—	—	—	—	—
Operating leases(5)	21,451	6,246	8,333	4,800	2,072

Total contractual cash obligations	$564,110	$33,314	$523,925	$4,800	$2,072

(1)
Includes approximately $4.7 million in outstanding letters of credit as of December 31, 2013. For purposes of this table, we treat revolving balances outstanding under our Revolving Credit Facility as due at maturity. As of December 31, 2013, our Revolving Credit Facility provided aggregate commitments of $375.0 million and would have matured on the earlier of (i) February 15, 2016 (90 days prior to the maturity of the Senior Secured Notes) and (ii) November 20, 2018. For purposes of this table, we treat the Senior Secured Notes as outstanding and the revolving balances outstanding under our Revolving Credit Facility as due on February 15, 2016. As part of the Refinancing on June 9, 2014, we redeemed the Senior Secured Notes in full and increased commitments under our Revolving Credit Facility to $425.0 million, and our Revolving Credit Facility accordingly matures on November 20, 2018. We intend to apply approximately $             million of the net proceeds from this offering to repay a portion of our Revolving Credit Facility. After giving effect to such repayment, we expect that there will remain approximately $             million of borrowings outstanding under the Revolving Credit Facility. See "Use of Proceeds."

(2)
Future interest payments are calculated based on the assumption that (a) all debt outstanding as of December 31, 2013 remains outstanding until maturity, (b) the per annum rate of interest applicable to the indebtedness as of December 31, 2013 remains constant until maturity, (c) any accrued and unpaid interest prior to December 31, 2013 is excluded and (d) the unused line commitment fee, if applicable, is included at a constant rate per annum against the amount of the unused line as of December 31, 2013 through maturity.

(3)
Our Senior Secured Notes originally had a maturity of May 15, 2016, but we redeemed the Senior Secured Notes in full with a portion of the proceeds from the incurrence of the Second Lien Loan as part of the Refinancing on June 9, 2014.

(4)
We incurred our $575.0 million Second Lien Loan as part of the Refinancing on June 9, 2014. The Second Lien Loan matures on June 9, 2021, do not have any scheduled amortization and bear interest at a variable rate based, at our election, on either a Eurodollar rate or a base rate. At the time of closing the Refinancing, the rate on the Second Lien Loan was 7.25% per annum, resulting in annualized interest of approximately $41.7 million per year. We intend to apply approximately $             million of the net proceeds from this offering to prepay a portion of the Second Lien Loan. After giving effect to such prepayment we expect that there will remain approximately $             million of the Second Lien Loan outstanding resulting in an effective annualized interest rate of approximately $             million. See "Use of Proceeds."

(5)
Represents total operating lease rental payments having initial or remaining non-cancelable lease terms longer than one year. Amounts principally are related to payments required under our leases for our headquarters and branch locations. As of December 31, 2013, we did not have any capital leases. For more information, see Note 11 of our audited consolidated financial statements for the year ended December 31, 2013.

        From time to time we may also enter into capital leases with respect to equipment, but as of December 31, 2013 and June 30, 2014 we did not have any capital leases. In addition, after this offering from time to time we may accrue contractual payment obligations under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Quantitative and Qualitative Disclosures about Market Risk

        We are subject to interest rate risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to loans outstanding under our Revolving Credit Facility and Second Lien Loan. All outstanding indebtedness under the Revolving Credit Facility and Second Lien Loan bears interest at a variable rate based on LIBOR. Each quarter point change in interest rates on the variable portion of indebtedness under our Revolving Credit Facility and Second Lien Loan would result in a change of $0.8 million and $1.4 million, respectively, to our interest expense on an annual basis.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had for the three most recent fiscal years ended, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Critical Accounting Policies and Estimates

        This "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, intangible assets, income taxes, self-insurance, contingencies and reserves for claims. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, involve its more significant estimates and judgments and are therefore particularly important to an understanding of our results of operations and financial position.

  Valuation of Accounts Receivable

        We evaluate the collectability of our receivables based on a combination of factors. We regularly analyze our customer accounts. When we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy or deterioration in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, we may determine that an increase to the reserve is required. Additionally, if actual collections of accounts receivable differ from the estimates we used to determine our reserve, we will increase or decrease, as applicable, the reserve through charges or credits to selling, general and administrative expenses in the consolidated statement of operations for the period in which such changes in collection become known. If conditions change in future periods, additional reserves or reversals may be required.

  Useful Lives and Salvage Value of Rental Equipment

        Rental equipment is initially recorded at cost and is stated less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to eight years with estimated 10-20% residual values).

        We routinely review the assumptions utilized in computing rates of depreciation of our rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. We may be required to change these estimates based on changes in our industry, end-markets or other circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

  Goodwill and Intangibles with Indefinite Useful Lives

        Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired.

        Goodwill is not amortized, but instead is reviewed for impairment annually, or more frequently if events indicate a decline in fair value below its carrying value. To perform an impairment test we must first determine whether the fair value of the goodwill is at least equal to the recorded value on our balance sheet. If the fair value of the goodwill is less than the recorded value, we are required to write-off the excess goodwill as an operating expense.

        Neff Holdings performs its goodwill impairment testing annually. We tested our goodwill on October 1 of 2013, 2012 and 2011 and in each case determined that the estimated fair value of Neff Holdings' reporting unit was substantially in excess of its carrying value and our goodwill was not impaired at any such time.

        Neff Holdings uses an equally weighted combination of the income and market approaches to determine the fair value of its reporting unit when performing its impairment test of goodwill. Neff Holdings assigns an equal weight to the respective methods as they are both acceptable valuation approaches in determining the fair value of a business.

        The income approach establishes fair value by methods which discount or capitalize earnings and/or cash flow by a discount or capitalization rate that reflects market rate of return expectations, market conditions and the risk of the relative investment. Neff Holdings uses a discounted cash flow method when applying the income approach. The market approach establishes fair value by comparing Neff Holdings to publicly traded companies or by analyzing actual transactions of similar businesses.

        Neff Holdings' trademarks and tradenames are intangible assets with indefinite useful lives. Neff Holdings tests its trademarks and tradenames using the royalty savings method for impairment at least annually or as of an interim date if circumstances suggest that assets may be impaired. The fair value of the trademarks and tradenames is measured using a multi-period royalty savings method which includes inputs such as revenue, a royalty rate and a discount rate, to reflect the savings realized by owning the trademarks and tradenames, and thus not having to pay a royalty fee to a third party. Neff Holdings' expenses costs to renew or extend the term of a recognized intangible asset.

  Valuation of Long-Lived Assets and Intangibles with Finite Useful Lives

        Long-lived assets on our balance sheet consist primarily of rental equipment, property and equipment and customer list. We periodically review the carrying value of all of these assets. Long-lived assets and intangibles with finite useful lives are evaluated for impairment if events or circumstances suggest that assets may be impaired. An assessment of recoverability is performed prior to any write-down of assets based on the undiscounted cash flows of the assets. An impairment charge is recorded on those assets considered impaired for which the estimated fair value is below the carrying amount. While we believe that the estimates we use to value these assets are reasonable, different assumptions regarding items such as future cash flows and the volatility inherent in markets which we serve could affect our evaluations and result in impairment charges against the carrying value of these assets. Any impairment charge that we record would reduce our earnings.

        There were no events or circumstances that triggered an impairment test for Neff Holdings long-lived assets and intangibles with finite useful lives at June 30, 2014 and December 31, 2013.

  Income Taxes

        Neff Holdings is a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Neff Holdings is not subject to entity-level U.S. federal income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of Neff Holdings' members.

        At June 30, 2014 and December 31, 2013, the amount of uncertain tax positions was approximately $4.8 million. The uncertain tax positions relate solely to tax positions taken by our Prior Predecessor prior to the Acquisition, and are recorded in accrued expenses and other liabilities. Our practice is to recognize interest and penalties on uncertain tax positions in income tax expense. In addition, we have accrued interest and penalties of $2.6 million and $2.3 million as of June 30, 2014 and December 31, 2013, respectively, which is also recorded in accrued expenses and other liabilities.

  Equity-Based Compensation

        The fair value of all equity-based compensation granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in this model are expected life, expected level of forfeitures, risk free interest rate, expected volatility and expected dividends.

  Reserve for Claims

        We are exposed to various claims relating to our business. These may include claims relating to motor vehicle accidents involving our delivery and service personnel, employment related claims and claims relating to personal injury or death caused by equipment rented or sold. We establish reserves for reported claims that are asserted against us and the claims that we believe have been incurred but not reported. These reserves reflect our estimates of the amounts that we will be required to pay in connection with these claims, net of insurance recoveries. Our estimate of reserves is based on an actuarial reserve analysis that takes into consideration the probability of losses and our historical payment experience related to claims settlements. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Accordingly, we may increase or decrease our reserves for claims, and such changes could be significant.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which provides guidance on recognizing revenue. The guidance includes steps an entity should apply to achieve the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual and interim reporting periods beginning after December 15, 2016. Early adoption is not permitted. We expect to adopt ASU 2014-09 when effective, and the impact on our financial statements is not currently estimable. There are no other recently issued accounting pronouncements that are expected to affect our financial reporting.

JOBS Act Accounting Election

        We are an "emerging growth company," as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from adopting new or revised accounting standards and, therefore, will not be subject to new or revised accounting standards until such time as those standards apply to private companies.

BUSINESS

Our Company

        We are a leading regional equipment rental company in the United States, focused on the fast-growing Sunbelt states. We offer a broad array of equipment rental solutions for our diverse customer base, including non-residential construction, oil and gas and residential construction customers. Our broad fleet of equipment includes earthmoving, material handling, aerial and other rental equipment, which we package together to meet the specific needs of our customers. We consider the earthmoving equipment category to be a core competency of our Company and a key differentiator of our business. We believe that the earthmoving equipment category offers a return on investment and future growth prospects that are among the strongest in the equipment rental industry.

        Our Predecessor, Neff Holdings was formed as a limited liability company on May 12, 2010 to acquire the assets and operations of our Prior Predecessor. On May 16, 2010, our Prior Predecessor filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our Prior Predecessor's plan of reorganization went effective on October 1, 2010. Pursuant to the plan of reorganization approved by the bankruptcy court, substantially all of the Prior Predecessor's assets were acquired by Neff Holdings and its subsidiaries (entities formed by Wayzata to acquire our Prior Predecessor's assets in the bankruptcy proceeding).

Our Branch Network and Fleet

        As of June 30, 2014, we operated 64 branches organized into operating clusters in five regions in the United States: Florida, Atlantic, Central, Southeastern and Western. We are strategically located in markets that we believe feature high levels of population growth as well as high levels of construction activity over the near term. We believe that our clustering approach enables us to establish a strong local presence in targeted markets and meet the needs of our customers that have multiple projects within a specific region. Furthermore, we have invested in and developed a highly successful fleet management capability which allows us to share equipment among our branches in order to improve time utilization and drive a higher return on invested capital.

Revenues by Region for the 12 Months Ended June 30, 2014

 Our Five Regions

        We seek to improve returns on our investments in rental equipment by applying a highly-disciplined asset-management approach to acquiring, renting, maintaining and divesting our fleet. This effort is supported by our customized asset tracking software and a rigorous maintenance and repair program, which promotes the extended useful life of our equipment. As of June 30, 2014, our rental fleet consisted of over 13,500 units of equipment with an OEC of approximately $708.3 million and an average age of approximately 45 months. Our earthmoving fleet represented 54% of OEC and had an average age of approximately 33 months. We believe that our focus on earthmoving equipment positions us to take advantage of future growth opportunities in our key end-markets.

Rental Fleet by Equipment Category as a Percentage of OEC as of June 30, 2014

Industry Overview

        According to the American Rental Association, the North American rental industry grew from approximately $18 billion in annual rental revenues in 1997 to approximately $38 billion in 2013, representing a CAGR of approximately 5%. The primary end-markets served by the rental industry include the broader industrial and construction markets, which include non-residential construction, oil and gas and residential construction. The American Rental Association projects that the North American rental industry will grow by approximately 9% annually through 2018, resulting in estimated annual rental revenues of $57 billion by 2018. We believe that approximately 70% of total North American rental industry revenues is attributable to the industrial and commercial construction markets.

North America Rental Industry Revenues: 1997 - 2018E

Source: American Rental Association Rental Market Monitor.

        We believe that part of this industry growth will be driven by the ongoing secular shift in North America toward reliance on equipment rental instead of ownership, as evidenced by the increasing percentage of new equipment sold to rental companies as a percentage of the total amount of new equipment sold, which we refer to as the penetration rate. According to the American Rental Association'sEquipment Rental Penetration Index, the penetration rate rose from 41% in 2003 to 53% in 2013.

North America Equipment Rental Penetration Rate Index

Source: American Rental Association Equipment Rental Penetration Index.

        We believe that the shift from owning to renting equipment in North America will continue as construction and industrial firms recognize the advantages of renting rather than owning equipment, and that this trend will continue to result in increased penetration rates in the future. Renting equipment allows firms to:

  •
  avoid large equipment capital investments;

  •
  access a broad selection of equipment featuring current technology;

  •
  obtain equipment on an as-needed basis;

  •
  reduce costs related to idle equipment;

  •
  reduce storage and maintenance costs; and

  •
  reduce depreciation charges.

        Furthermore, the material handling and aerial categories each have higher penetration rates than the earthmoving equipment category. Given the relatively lower penetration rate in the earthmoving equipment category, we expect growth in this category to outpace the overall equipment rental market.

North America Penetration Rates by Category for 2013 Equipment Rental Market

Source: Yengst Associates Market Machinery Research Rental Industry Report. Data segmented by the Company to reflect the three primary equipment classes.

        The equipment rental industry in North America is highly fragmented. According to Yengst Associates, the industry is comprised of approximately 4,000 rental business locations that offer construction equipment as a primary source of revenue. In 2013, according to the Rental Equipment Register, revenues of the 15 largest equipment rental companies accounted for approximately 30% of the total market. We believe that larger rental companies will be able to continue to increase their market share and outperform smaller, independent companies by better meeting customer demands to deliver a broad selection of high-quality and reliable equipment in a timely and efficient manner.

Our Business Strengths

        Well Positioned to Capitalize on Key End-Market Growth.    For the 12 months ended June 30, 2014, approximately 87% of our rental revenues were derived from five key end-markets: infrastructure, non-residential construction, oil and gas, municipal and residential construction. The U.S. equipment rental industry has historically benefitted from growth in these end-markets, which are expected to grow at a weighted average CAGR of approximately 7% from 2014 to 2018, as shown below. We believe that our current business is well aligned with these growing end-markets, and that we will continue to benefit from macroeconomic growth.

        In addition, oil and gas related construction has increased meaningfully over the last several years due to advancements in oil extraction technology in the United States. This growth has impacted our end markets and created opportunities for increased oil and gas related construction in the geographies where we are focused.

Our Rental Revenues by End-Market for the 12 Months Ended June 30, 2014	Projected End-Market Growth: 2014E - 2018E CAGRs

Source: Company data.	Source: FMI Construction Outlook Q2 2014 data; Oil and Gas from IHS July 2014 data.

        Prominent Position in Fast-Growing Sunbelt States.    60 of our 64 branches are located in the Sunbelt states of Virginia, North Carolina, South Carolina, Florida, Georgia, Alabama, Tennessee, Louisiana, Texas, Arizona, Nevada and California. Our Sunbelt state locations benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. According to the American Rental Association, equipment rental revenue in the states where we have branch locations is expected to grow approximately 10% annually from 2014 to 2018, compared to an average growth rate of approximately 9% for all other states. By clustering our operations and concentrating our branches in these strategic regional markets, we have established a strong local presence and developed significant brand recognition in those markets.

        High-Quality Fleet Focused on Earthmoving Equipment.    We offer our customers a broad array of rental equipment with a focus on the earthmoving category. We believe that we are well positioned to benefit from additional penetration in the earthmoving equipment category, which had a penetration rate of approximately 51% in 2013, compared to approximately 95% for the aerial and 85% for the material handling categories, respectively. As of June 30, 2014, we had over 5,100 units of earthmoving equipment, accounting for 54% of the OEC of our rental fleet. By comparison, as presented below, the earthmoving equipment category represented only 13-22% of the OEC of selected public industry peers.

Percentage of Earthmoving Equipment OEC Among Selected
Public Industry Peers

Source: Company data and most recent public filings for selected public industry peers.

        Disciplined Sales Culture Drives Strong Customer Relationships.    We have a diverse base of repeat customers who we believe value our knowledge and expertise. Our customer base includes large and mid-sized construction firms, municipalities, utilities and industrial users. Typically, we serve over 14,000 customers annually. In 2013, no single customer accounted for more than 1% of our total rental revenues and our ten largest customers accounted for approximately 6% of our total rental revenues. Our culture is built around the disciplined use of our CRM system at every level of our organization, which we believe provides our employees with the tools and information to efficiently provide customized solutions to our existing and potential customers. In addition, our CRM system automatically notifies our sales force of new construction projects within their territories and provides them with the names and contact information of key contractors. We believe that the consistent and disciplined use of our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information, high-quality customer service and higher time utilization.

        Strong Operating Trends.    We have experienced substantial earnings momentum since 2011, driven by the rebound in our end-markets and supported by significant investment in our fleet, which has resulted in an increase in OEC from $471.1 million at December 31, 2011 to $708.3 million at June 30, 2014. In addition, our time utilization has increased from 65% for the year ended December 31, 2011 to 71% for the 12 months ended June 30, 2014, and our rental rates (as defined below) have increased at a CAGR of 8% for that period. We believe that the combination of favorable industry dynamics, significant investments in our fleet and our focus on operating leverage (which has seen our Adjusted EBITDA margin increase from 35% for the year ended December 31, 2011 to 48% for the 12 months ended June 30, 2014) have driven our Adjusted EBITDA from $86.7 million to $167.4 million over this period.

        Experienced Management Team.    Our senior management team has significant operating experience in the equipment rental industry and has worked together at our Company for over a decade. Graham Hood, our Chief Executive Officer, has 36 years of rental industry experience and Mark Irion, our Chief Financial Officer, has 16 years of rental industry experience. Our regional Vice Presidents, with an average of 17 years with our Company and 29 years of industry experience, provide us with a stable base of operating management with long-term, local relationships and deep equipment rental industry expertise. This industry expertise, combined with our disciplined sales culture and CRM system, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

        Focus on Premium Customer Service to Create Strong Customer Relationships.    We are committed to providing our customers with premium service. We believe that our customers value our strong regional presence, well-established local relationships and full-service branches, which offer 24/7 customer support. Furthermore, our regional presence is supplemented by a national account focus that allows us to differentiate our brand and product offering to our larger customer accounts. We believe that our ability to provide expert advice with respect to earthmoving equipment is an advantage over our competitors. As of June 30, 2014, we have received over 98% favorable customer reviews based on our policy of polling a sampling of all customer transactions. We intend to continue to leverage our national account program, our customer service capabilities and our advanced CRM system to retain our existing customers and further penetrate our target customer base.

        Emphasis on Active Asset Management.    We have invested significantly in both customized technologies and the development of our personnel to ensure that we manage our fleet efficiently to increase our returns on invested capital. Our technologies form the basis of our sales force's customer targeting efforts and allow us to improve rental rates and identify equipment demand changes in real time. Our equipment clustering strategy allows us to share and re-deploy equipment among our branches as demand for equipment shifts throughout our branch network. Over time, we have demonstrated our ability to both increase and decrease the age of our fleet in response to changing market conditions. We actively monitor the market environment to determine where investment in fleet assets should be made or when fleet asset divestitures should occur. Our emphasis on active asset management, combined with our rigorous repair and maintenance program, allows us to increase time utilization, extend the useful life of our fleet and results in higher resale value of our equipment.

        Focus on Growing Markets.    We believe that our focus on the non-residential construction, oil and gas and residential construction end-markets positions us to benefit from favorable industry and macroeconomic trends. We believe that all of these end-markets are currently experiencing significant growth and will continue to benefit from investment spending driven by the economic recovery in the United States. FMI Construction Outlook predicts that U.S. infrastructure spending will grow approximately 5% annually through 2018, U.S. non-residential construction spending will grow at 5% annually through 2018, and U.S. residential construction will grow 9% annually through 2018. IHS estimates that oil and gas investment in the United States will grow 9% annually through 2018. We believe that our focus on these end-markets will position us to achieve significant growth in revenues.

        Capitalize on Operating Leverage.    We have a highly scalable business model constructed around our network of 64 full-service branch locations. We believe that our current network can support significant additions to our rental fleet without substantial additional investment in infrastructure, personnel or information technology. We intend to capitalize on anticipated growth opportunities primarily by increasing our fleet size within our existing branch network, using our active asset management capabilities to increase time utilization and improve pricing levels and serving customers who value our equipment mix and service capabilities. We have a proven track record of successfully opening new branches in our key markets, as evidenced by the successful development of six new branch locations since January 1, 2011. We regularly evaluate new branch opportunities based on stringent return criteria to identify promising new branch locations, and will continue to monitor opportunities to expand our strategic branch network.

        Ability to Generate Free Cash Flow.    Our significant rental fleet investment and focus on active asset management provide us the operational flexibility to generate cash flow through different business cycles. We believe that our borrowing availability as of June 30, 2014, after giving effect to this offering and the use of proceeds therefrom, will provide the resources to continue to invest in our rental fleet. Our fleet investments are largely discretionary and we have the ability to temporarily defer capital expenditures or sell used rental equipment to manage cash flows. There is a developed secondary market for used rental equipment, and industry resale values of equipment have averaged approximately 47% of OEC over the past three years. We believe that our focus on cash flow and operating flexibility will allow us to continue to generate strong returns throughout various business cycles.

Operations

        Through our 64 branches, located primarily in the Sunbelt states of Virginia, North Carolina, South Carolina, Florida, Georgia, Alabama, Tennessee, Louisiana, Texas, Arizona, Nevada and California, we generate revenues primarily through the rental of a broad array of construction and industrial equipment, the sale of used and new equipment and the sale of parts, supplies and related merchandise.

        Equipment Rentals.    Our broad fleet of equipment includes earthmoving, material handling, aerial and other rental equipment. We consider the earthmoving equipment category to be a core competency of our Company and a key differentiator of our business. As of June 30, 2014, we had over 5,100 units of earthmoving equipment, accounting for 54% of the OEC of our rental fleet. We generate revenue under leases for our rental equipment as well as from fees we charge for the pickup and delivery of equipment, damage waivers and other surcharges.

        As of June 30, 2014, our rental fleet is comprised of the following equipment categories and primary suppliers:

Equipment Category	Primary Fleet Equipment	Primary OEM Suppliers	Percentage of OEC
Earthmoving	Excavators, backhoes, loaders, dozers, mini-excavators, trenchers, sweepers and tractors, track loaders and skid steers	Komatsu, John Deere, Kobelco, Doosan, Bobcat, IHI, JCB, Link-Belt and Case	54%
Material Handling	Reach forklifts, industrial forklifts and straight-mast forklifts	Genie, JLG, Case, Gehl, JCB and Komatsu	16%
Aerial	Personnel lifts, electric scissor lifts, dual fuel scissor lifts, articulating boom lifts and straight boom lifts	Genie, JLG and Skyjack	13%
Other Rental Equipment	Compaction and concrete, trucks and trailers, sweepers, air equipment, generators, welders, lighting, pumps and other small equipment and tools	Hamm, Bomag, Wacker, Multiquip, Magnum and Lincoln	17%

        We offer our equipment for rent on a daily, weekly and monthly basis and our customers typically execute written rental agreements, which we account for as leases under GAAP. The majority of our written rental agreements are short-term and do not include specific provisions for early termination. We determine rental rates for each type of equipment based on the cost and expected time utilization of the equipment and adjust rental rates at each location based on demand, length of rental, volume of equipment rented and other competitive considerations.

        Equipment Sales.    We maintain a regular program of selling used equipment in order to adjust the size and composition of our rental fleet to changing market conditions and to maintain the quality and average age of our rental fleet. We attempt to balance the objective of obtaining acceptable prices from used equipment sales against the recurring revenues obtainable from equipment rentals. Our highly experienced staff of mechanics and branch and regional managers evaluates every disposition of equipment to determine the right time to sell our used equipment. We believe that we are generally able to achieve favorable resale prices for our used equipment due to our strong preventative maintenance program and our practice of selling used equipment before it becomes obsolete or irreparable. We believe that this proactive management of our rental fleet allows us to adjust the rate and timing of new equipment purchases and used equipment sales to improve time utilization rates, take advantage of attractive disposition opportunities and respond to changing economic conditions. Used equipment disposition is an integral part of our asset management program and an important focus of management. Proceeds from the sale of used rental equipment represent an important source of re-investment capital for us. We sell used rental equipment to our existing customers, used equipment buyers and OEMs as part of trade packages for new fleet and third-party auctioneers.

        To a much lesser extent, we also generate revenue through the sale of ancillary new equipment.

        Parts and Service.    We sell complementary parts, supplies, fuel and merchandise to our customers in conjunction with our equipment rental and sales businesses. We maintain an inventory of fuel, maintenance and replacement parts and related products, which are important for timely parts and service support and helps reduce downtime for both our customers and us.

Fleet Management

        Our branches are often within close geographic proximity to each other and are all connected through a central system which allows any other branch to view rental equipment availability throughout our entire branch network. As a result, we can respond quickly to the needs of our customers and increase the time utilization rates of our equipment, thereby improving profitability and reducing capital expenditures.

        We actively monitor fleet purchases to maintain appropriate inventory levels and to manage capital expenditures. We regularly review our fleet to determine which pieces of equipment should be replaced in order to maintain our high-quality standards. At times, we may selectively increase or decrease the age of our fleet in response to changing market conditions. We actively monitor the market environment to determine where investment in fleet assets should be made or when fleet asset divestitures should be made.

        We purchase our equipment from vendors who we believe have reputations for good product quality and support. We identify vendors who can supply quality, reliable products and provide value added support services. We believe that the length of our vendor relationships has helped us to compete effectively with the largest rental companies in the industry.

        See "—Operations" above for our primary OEM suppliers.

        We provide transportation of our rental equipment to and from the customer's location and our payroll expenses reflect the cost of providing such transportation. Once our drivers have delivered rental equipment to the customer, the customer takes complete control of operating the equipment. All customers are expected to provide insurance coverage of the rental equipment under their control during the period of utilization of such rental equipment.

Customers

        Our large customer base, which includes more than 14,000 customers over the last twelve months, is diversified among various industries, including infrastructure, non-residential construction, oil and gas, municipal and residential construction. In particular within these industries, we serve industrial and civil construction, manufacturing, public utilities, offshore oil exploration and drilling, refineries and petrochemical facilities, municipalities, golf course construction, shipping and the military. We target mid-sized, regional and local construction companies that value customer service. Our customer base includes both large Fortune 500 companies who have elected to outsource some of their equipment needs and small construction contractors, subcontractors and machine operators whose equipment needs are job-based. Our top ten customers accounted for approximately 6% of our total rental revenues in 2013 and no single customer accounted for more than 1% of our total rental revenues in 2013.

        We largely conduct our business on account with customers who are screened through a credit application process. Credit account customers are our core customers, accounting for approximately 98% of our total revenues in 2013. We also assist customers in arranging financing for purchases of large equipment through a variety of sources, including manufacturers, banks, finance companies and other financial institutions.

Sales and Marketing

        We maintain a strong sales and marketing orientation throughout our organization, which we believe helps us to increase our customer base and better understand and serve our customers. Managers develop relationships with local customers and assist them in planning their equipment rental requirements. They are also responsible for managing the mix of equipment at their locations, keeping current on local construction activity and monitoring competitors in their respective markets. To stay informed about their local markets, salespeople track rental opportunities and construction projects in the area through

Equipment Data Reports, F.W. Dodge Reports, PEC (Planning, Engineering and Construction) Reports and local contacts.

        Our national accounts are serviced by a core team of dedicated managers to provide continuity and customized solutions to our national account customers.

        Our sales training program emphasizes customer service and focuses on sales generation. Additionally, our CRM system helps increase sales and revenue opportunities. As part of this system, the sales force is automatically notified of new construction projects in their territories. We believe that this ability to track, manage and share recent account activity enables us to improve our time utilization. We believe that our CRM system helps us to identify opportunities that might otherwise go undetected by our sales force and management, and that such opportunities help us create company-wide sales synergies. We believe that the consistent and disciplined use of our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information, high-quality customer service and higher time utilization.

Management Information Systems

        In addition to our CRM system, we have developed customized management information systems, capable of monitoring our branch operations and sales force productivity on a real-time basis, which management believes can support our current and future needs. These systems link all of our rental locations and allow management to track customer and sales information, as well as the location, rental status and maintenance history of every major piece of equipment in the rental fleet. By using these systems, branch managers can search our entire rental fleet for needed equipment, quickly determine the closest location of such equipment and arrange for delivery of equipment to the customer's work site. This practice helps diminish lost opportunities, improves time utilization and makes equipment available in markets where it can improve revenue potential. We use these systems to improve time utilization and determine the optimal fleet composition by market.

Employees

        As of June 30, 2014, we had 1,042 full-time employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe we have satisfactory relations with our employees.

        Our sales force is divided into salaried sales coordinators and field sales professionals. Our sales people represent some of our most experienced employees and possess substantial knowledge of the equipment rental industry. Our sales coordinators and sales professionals receive monthly sales commissions based on rental revenue and a percentage of the gross profit from the sale of used and new equipment.

Properties

        As of June 30, 2014, we operated in 64 rental locations in 14 states. We lease approximately 18,000 square feet for our corporate headquarters in an office building in Miami, Florida. We own the buildings and the land at one of our locations. All other sites are leased, generally for terms of five years with renewal options. Owned and leased sites range from approximately 4,000 to 40,000 square feet and typically include: (1) offices for sales, administration and management, (2) a customer showroom displaying equipment and parts, (3) an equipment service area and (4) outdoor and indoor storage facilities for equipment. Each location offers a full range of rental equipment, with the mix of equipment available designed to meet the anticipated needs of the customers in each location.

        The following table lists our rental facilities by location (one of the below facilities, Texas City, TX, is owned by us, and all other facilities are leased by us).

Florida Region	Central Region
Miami, FL	Houston, TX
West Palm Beach, FL	Ft. Worth, TX
Port St. Lucie, FL	Texas City, TX
Ft. Myers, FL	Austin, TX
Pompano, FL	Odessa, TX
Tampa, FL	Houma, LA
Venice, FL	Lafayette, LA
Jacksonville, FL	New Iberia, LA
Tallahassee, FL	St. Rose, LA
South Orlando, FL	Baton Rouge, LA
Sanford, FL	Bossier City, LA
Merritt Island, FL	San Antonio, TX
Atlantic Region	Western Region
Charlotte, NC	Las Vegas, NV
Raleigh, NC	Phoenix, AZ
Charleston, SC	Denver, CO
Wilmington, NC	Tucson, AZ
Durham, NC	Denver (Central), CO
Fayetteville, NC	Littleton (South), CO
Florence, SC	San Bernardino, CA
Columbia, SC	Anaheim, CA
Greenville, NC	Escondido, CA
Greer, SC	San Diego, CA
Richmond, VA	Sacramento, CA
Norfolk, VA	Roseville, CA
Newport News, VA
Manassas, VA
Greensboro, NC
Landover, MD
Southeastern Region
Doraville, GA
Forest Park, GA
Brunswick, GA
Nashville, TN
Marietta, GA
Athens, GA
Augusta, GA
Macon, GA
Knoxville, TN
Mobile, AL
Birmingham, AL
Savannah, GA

Seasonality and Cyclicality

        Our Sunbelt state locations benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. Our operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including:

  •
  the seasonality of rental activity by our customers, with lower activity levels during the winter;

  •
  the cyclicality of the construction industry;

  •
  the number of our significant competitors and the competitive supply of rental equipment; and

  •
  general economic conditions.

        In addition, our operating results may be affected by severe weather events (such as hurricanes and flooding) in the regions we serve. Severe weather events can result in short-term reductions in construction activity levels, but after these periods of reduced construction activity, repair and reconstruction efforts have historically resulted in periods of increased demand for rental equipment.

Competition

        The equipment industry is highly fragmented and we believe that competition tends to be based on geographic proximity and availability of products. While the competitive landscape also includes small, independent businesses with only a few rental locations, we believe that we mostly compete against regional competitors which operate in one or more states, public companies and equipment vendors and dealers who both sell and rent equipment directly to customers. Some of these competitors include United Rentals, Hertz Equipment Rental, Ahern Rentals, H&E Equipment Services, CAT Rental, Sunstate Equipment and Sunbelt Rentals.

        We believe that, in general, large companies may enjoy competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services, and greater flexibility to transfer equipment among locations in response to customer demand. See "Risk Factors—Risks Relating to Our Business—The equipment rental industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices."

Environmental and Safety Regulations

        We and our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and safety and health requirements, including those relating to discharges of substances to the air, water and land, the handling, storage, transport, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. In connection with our vehicle and equipment fueling and maintenance, repair and washing operations, we use regulated substances such as petroleum products and solvents and we generate small quantities of regulated waste such as used oil, radiator fluid and spent solvents. All of our properties currently have above ground and/or underground storage tanks and oil-water separators (or equivalent wastewater collection/treatment systems). Although we have made, and will continue to make, capital and other expenditures to comply with environmental requirements, we do not anticipate that compliance with such requirements will have a material adverse effect on our business or financial condition or competitive position. However, in the future, new or more stringent laws or regulations could be adopted. Accordingly, we cannot assure you that we will not have to make significant capital or other expenditures in the future in order to comply with applicable laws and regulations or that we will be able to remain in compliance at all times.

        Most, but not all, of our current properties have been the subject of an environmental site assessment conducted with the goal of identifying conditions that may cause us to incur costs under applicable environmental laws. In addition, all but one of our properties are leased and certain of our lease agreements provide that the site owner has responsibility for the pre-existing environmental contamination at the property and that we are liable for contamination caused by us or that occurs during the term of the lease. However, given the nature of our operations and the historical operations conducted at these properties, and inherent limits on the information from the environmental site assessments mentioned above, we cannot assure you that all potential instances of contamination have been identified, that our operations have not caused contamination or that our landlords will be able or willing to hold us harmless for pre-existing contamination at the relevant sites. Future events, such as changes in laws or policies, the discovery of previously unknown contamination, or the failure of another party to honor an obligation it may have to indemnify us for remediation costs or liabilities, may give rise to remediation costs which may be material. See "Risk Factors—Risks Relating to Our Business—We are subject to numerous environmental and health and safety laws and regulations that may result in our incurring liabilities, which could have a material adverse effect on our operating performance."

Legal Proceedings

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We cannot estimate with certainty our ultimate legal and financial liability with respect to our pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability with respect to these matters will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table provides information regarding our executive officers and members of our board of directors (ages as of June 30, 2014):

Name	Age	Position(s)
Graham Hood	59	Director, Chief Executive Officer
Mark Irion	48	Chief Financial Officer
Westley Parks	52	Vice President—Atlantic Region
Robert Singer	59	Director Nominee
James Continenza	51	Chairman Nominee
Joseph Deignan	41	Director Nominee
Gerard E. Holthaus	64	Director Nominee

Executive Officers and Employee Directors

        Graham Hood—Mr. Hood has served as our and our Prior Predecessor's Chief Executive Officer since June 2007. Prior to serving as our Chief Executive Officer, Mr. Hood served as our Prior Predecessor's Chief Operating Officer from January 2003 through May 2007 and as a Regional Vice President for the Southeastern Region from 1995 through December 2002. Mr. Hood has over 36 years of industry experience, 17 years of which were with Hertz Equipment Rental Corporation. Mr. Hood has served as a member of the boards of managers of our subsidiaries, Neff Rental LLC, Neff LLC and Neff Holdings, from October 2010 through the date of this offering. In May 2010, Neff Holdings Corp., our Prior Predecessor, filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Hood was an executive officer of Neff Holdings Corp.

        Mr. Hood has served on our board of directors since August 2014 and will continue to serve as a member of our board of directors upon consummation of this offering. We believe Mr. Hood's extensive leadership experience enables him to play a key role in all matters involving our board of directors and contribute an additional perspective from the rental industry.

        Mark Irion—Mr. Irion has served as our and our Prior Predecessor's Chief Financial Officer since 1998. Prior to joining Neff, he served as the Chief Financial Officer of Markvision Holdings, Inc., a computer distribution company, from 1994 to 1998. Prior to 1994, Mr. Irion was employed by Deloitte & Touche LLP. Mr. Irion has over 16 years of equipment rental industry experience. In May 2010, Neff Holdings Corp., our Prior Predecessor, filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Irion was an executive officer of Neff Holdings Corp.

        Westley Parks—Mr. Parks has served as our and our Prior Predecessor's Vice President for the Atlantic Region since 1998. Prior to serving as our Vice President for the Atlantic Region, Mr. Parks served as our Prior Predecessor's regional manager, opening the first standalone rental locations in Doraville and Forest Park, GA, from 1995 to 1998. Prior to 1995, Mr. Parks was employed by Hertz Equipment Rental Corporation, Grace Equipment and Lane Crane and Equipment. Mr. Parks has over 28 years of equipment rental industry experience.

Non-Employee Director Nominees

        Robert Singer—Mr. Singer has served as a member of our subsidiaries' board of directors or board of managers since November 2010 and is a director nominee that will become our director upon consummation of this offering. Mr. Singer has been the Executive Vice President and Chief Financial Officer of SunGard Availability Services, an information availability company, since January 2011. Prior to joining SunGard Availability Services, Mr. Singer was Executive Vice President and Chief Financial Officer of Algeco Scotsman, a provider of modular space solutions and rental services company, from February 2005 to July 2010. Mr. Singer also serves on the board of Penhall Company and CHA Media. We believe

Mr. Singer's financial and executive experience makes him well-qualified to serve as a member of our board of directors.

        James Continenza—Mr. Continenza has served as the Chairman of our subsidiaries' board of directors or board of managers since October 2010 and is a director nominee that will become our director upon consummation of this offering. Mr. Continenza has been the Chief Executive Officer of TBC Holdings I, Inc., the parent company of The Berry Company, LLC, a holding company created to acquire and manage various advertising, marketing and technology companies focused primarily on providing a wide range of digital and legacy leads-generating products to local and national advertisers, from September 2012 to the present. Prior to joining TBC Holdings I, Inc., Mr. Continenza was President of STi Prepaid, LLC, a provider of various domestic and international long distances services in the United States, from June 2010 to February 2011. Mr. Continenza currently serves as either Chair or Director on the boards of Tembec Corp, Kodak, Merrill Corp, Broadview Networks, Southwest Georgia Ethanol, Aventine Renewable Energy, The Berry Company, LLC and Neff Rental LLC. Previously, he was a director for Blaze Recycling, Portola Packaging, Hawkeye Renewables, Anchor Glass Container Corp., Rath-Gibson, Inc., Rural Cellular Corp., U.S. Mobility Inc., Maxim Crane Works, Inc., Arch Wireless Inc. and Microcell Telecommunications Inc. We believe that Mr. Continenza's industry expertise, leadership and board expertise makes him well-qualified to serve as a member of our board of directors.

        Joseph Deignan—Mr. Deignan is currently a partner at Wayzata and has served as a member of our subsidiaries' board of directors or board of managers since October 2010 and is a director nominee that will become our director upon consummation of this offering. Mr. Deignan currently serves on the board of directors of Merisant Company, Mastercraft Boat Company, Perkins and Marie Callender's Holding, LLC and Propex Holding, LLC, among other Wayzata portfolio company boards. Mr. Deignan joined the predecessor entity to Wayzata Investment Partners LLC in 1997. Prior to joining Wayzata, Mr. Deignan worked at Wessels, Arnold & Henderson in its investment banking team. We believe Mr. Deignan's financial and executive experience enables him to play a key role in all matters involving our board of directors and makes him well-qualified to serve as a member of our board of directors.

        Gerard Holthaus—Mr. Holthaus is a director nominee that will become our director upon consummation of this offering. Mr. Holthaus has been the non-executive Chairman of the Board of Algeco Scotsman, a provider of modular space solutions and rental services company, since April 2010, prior to which Mr. Holthaus was the executive Chairman of the Board and Chief Executive Officer of Algeco Scotsman from November 2007 to April 2010. Prior to joining Algeco Scotsman, Mr. Holthaus was President and Chief Executive Officer of Williams Scotsman International, Inc., which is now a subsidiary of Algeco Scotsman, from April 1997 to October 2007. Mr. Holthaus currently serves as either Chair or Director on the boards of FTI Consulting, Inc., the Baltimore Life Companies and Baker Tanks. Mr. Holthaus also currently serves as a trustee of Loyola University Maryland. We believe Mr. Holthaus's financial, executive and board experience makes him well-qualified to serve as a member of our board of directors.

Board of Directors

        Upon the consummation of this offering, the number of directors will be increased to five. Directors will be subject to removal only for cause. Further, our amended and restated certificate of incorporation and by-laws will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

Director Independence

        Prior to the consummation of this offering, our board of directors (including for this purpose, each of our director nominees) undertook a review of the independence of our directors and director nominees and considered whether any of those persons has a material relationship with us that could compromise that person's ability to exercise independent judgment in carrying out his or her responsibilities as a director of our company. Our board of directors has determined that, except as described below with respect to Mr. Hood and with respect to Mr. Deignan's service on the audit committee, all of the members of each of our board of directors' three standing committees are independent as defined under the rules of the NYSE, including, in the case of all members of the audit committee other than Mr. Deignan, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

        Our board of directors determined that Mr. Hood is not independent for purposes of the rules of the NYSE and for purposes of Rule 10A-3 under the Exchange Act because he is our Chief Executive Officer and part of our management team. Our board of directors determined that Mr. Deignan is not independent for purposes of Rule 10A-3 under the Exchange Act and our audit committee because he is a partner at Wayzata, which is our affiliate as of the date of this prospectus. Our board of directors determined that, as of the date of this prospectus, Mr. Deignan is independent under the rules of the NYSE although they noted that in the future Mr. Deignan may cease to qualify as an independent director under those rules to the extent Wayzata receives remuneration from us in excess of certain thresholds under the Tax Receivable Agreement or otherwise.

Background and Experience of Directors

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Controlled Company Exception

        As a result of the significant ownership of our Class B common shares by Wayzata, more than 50% of the combined voting powers of our common stock will be held by Wayzata. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. Under these corporate governance standards, a company of which more than 50% of the combined voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirement that we perform annual performance evaluations of the nominating/corporate governance and compensation committees. Immediately following the offering we do not expect to perform annual performance evaluations of the nominating/corporate governance and compensation committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Committees of Our Board of Directors

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee and compensation committee. We will create a standing nominating and corporate governance committee prior to the consummation of this offering. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

        Our audit committee is responsible for, among other things, engaging our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

        Upon the closing of this offering, our audit committee will consist of Messrs. Singer, Holthaus and Deignan, with Messr. Singer serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Messrs. Singer and Holthaus each meet the definition of "independent director" for purposes of serving on the audit committee under Rule 10A-3 and NYSE rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Messr. Singer will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our principal corporate website at www.neffrental.com substantially concurrently with the closing of this offering.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will be responsible for assisting our board of directors in selecting new directors, evaluating the overall effectiveness of our board of directors and reviewing developments in corporate governance compliance.

        Upon the closing of this offering, our nominating and corporate governance committee will consist of Messrs. Continenza and Deignan, with Messr. Continenza serving as chair. NYSE rules require that our nominating and corporate governance committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that all of the members of our nominating and corporate governance committee currently meet the definition of "independent director" for purposes of serving on a nominating and corporate governance committee under the NYSE rules. Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.neffrental.com substantially concurrently with the closing of this offering.

Compensation Committee

        Our compensation committee is responsible for determining compensation for our most highly paid employees and administering our other compensation programs. The compensation committee is also charged with establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel.

        Upon the closing of this offering, our compensation committee will consist of Messrs. Continenza and Deignan, with Mr. Continenza serving as chair. NYSE rules require that our compensation committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that all of the members of our compensation committee currently meet the definition of "independent director" for purposes of serving on a compensation committee under the NYSE rules. Our board of directors will adopt a new written charter for the compensation committee, which will be available on our principal corporate website at www.neffrental.com substantially concurrently with the closing of this offering.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

 EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2013 Summary Compensation Table" below. In 2013, our "named executive officers" consisted of our Chief Executive Officer and the two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013:

  •
  Graham Hood, Chief Executive Officer;

  •
  Mark Irion, Chief Financial Officer; and

  •
  Westley Parks, Vice President—Atlantic Region.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2013 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2013.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)	Total ($)
Graham Hood	450,000	371,354	(1)	19,650	841,004
Chief Executive Officer
Mark Irion	314,000	259,122	(1)	18,450	591,572
Chief Financial Officer
Westley Parks	252,000	173,791	(3)	18,450	444,241
Vice President—Atlantic
Region

(1)
The annual performance-based bonuses earned by our Chief Executive Officer and Chief Financial Officer in fiscal year 2013 were determined in accordance with the achievement of certain EBITDA performance measures. For a discussion of the determination of these amounts, please review the section entitled "—Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive Compensation" below.

(2)
Amounts reflect a car allowance and our employer matching contributions under our 401(k) Plan.

(3)
The annual cash incentive award earned by Mr. Parks was determined in accordance with the Company's RVP Bonus Plan (as defined below). For a discussion of the determination of this amount, please review the section entitled "—Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive Compensation" below.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

        We are a party to employment agreements with each of Messrs. Hood and Irion and an employment letter with Mr. Parks. The employment agreement for Mr. Hood, effective as of March 2007, was amended on September 30, 2010 and May 10, 2013. The employment agreement for Mr. Irion, effective as of March 1, 2000, was amended on January 31, 2005, July 8, 2005, May 31, 2007, September 30, 2010 and June 1, 2011. Mr. Parks' employment letter is dated November 29, 2011 and replaced a prior employment agreement. We intend to enter into amended and restated employment agreements with each of Messrs. Hood and Irion, effective upon the closing of this offering, in order to consolidate the prior amendments and make certain additional changes described below.

Employment Agreements with Graham Hood and Mark Irion

  Employment Term and Position

        The terms of employment for each of Messrs. Hood and Irion have been automatically extended for one year periods beyond their initial (and for Mr. Irion, secondary) three year terms and their employment remains subject to continued automatic one-year extensions provided neither party provides written notice of non-extension within six months of the expiration of the then-current term. The employment agreements provide that, during their respective terms of employment, Mr. Hood will serve as the Chief Executive Officer and Mr. Irion will serve as the Chief Financial Officer.

  Base Salary, Annual Bonus and Equity Compensation

        Pursuant to their employment agreements, Messrs. Hood and Irion were entitled to initial base salaries of $450,000 and $225,000, respectively. Mr. Irion's base salary was increased to $314,000 as of September 3, 2012. Base salaries in place for Messrs. Hood and Irion in 2013 remained the same as those in place for 2012. In 2014, Mr. Irion's base salary was increased to $327,000.

        Each of Messrs. Hood and Irion is eligible for an annual cash incentive performance-based bonus, as determined in accordance with certain performance measures. For a further description of the cash incentive bonuses that have been awarded Messrs. Hood and Irion, please see below under "—Annual Cash Incentive Compensation."

        For a description of the equity awards granted to Messrs. Hood and Irion, please see below under "—Equity-Based Compensation Awards."

  Severance

        Each employment agreement provides for severance upon a termination by us without cause (other than by reason of death or disability) or by the named executive officer for good reason.

        Upon a termination of Mr. Hood's employment by us without cause (other than by reason of death or disability) or by reason of his resignation for good reason, Mr. Hood is entitled to severance consisting of (a) two times the sum of Mr. Hood's base salary and the highest annual bonus amount paid to Mr. Hood for any of the three calendar years preceding the year in which the termination occurs, payable in 24 monthly installments, and (b) the continuation of all Company-sponsored health and welfare benefits and Company-provided car allowance through the earlier of the second anniversary of the termination date and the date on which Mr. Hood violates any restrictive covenant set forth within his agreement.

        Upon a termination of Mr. Irion's employment by us without cause (other than by reason of death or disability) or by reason of his resignation for good reason, Mr. Irion is entitled to severance consisting of (a) three times Mr. Irion's base salary, payable in 36 monthly installments, (b) three times the highest annual bonus paid to Mr. Irion for any of the three fiscal years preceding the year in which the termination occurs, payable in a single lump sum cash payment, (c) the continuation of all Company-sponsored health and welfare benefits and Company-provided car allowance for 36 months following the date of termination and (d) full acceleration of vesting of any outstanding equity awards.

        For purposes of Mr. Hood's employment agreement, "good reason" is defined generally as Mr. Hood's voluntary termination of employment after the occurrence, without Mr. Hood's consent, of (i) a material modification of the nature of his duties or scope of responsibilities resulting in a demotion of Mr. Hood or a substantial reduction in his responsibilities, (ii) a reduction of base salary, (iii) a material breach of his employment agreement by us, (iv) the failure of any of our successors to assume the severance obligations under his employment agreement, (v) the relocation of his place of employment more than 25 miles from his current office location, or (vi) the failure of Mr. Hood to report directly to the board of directors or a reduction in his title as provided for within his employment agreement.

        For purposes of Mr. Irion's employment agreement, "good reason" is defined generally as Mr. Irion's voluntary termination of employment after the occurrence, without Mr. Irion's consent, of (i) a material modification of the nature of his duties or scope of responsibilities, resulting in a demotion of Mr. Irion or a substantial reduction in his responsibilities, (ii) a reduction of base salary, (iii) a material breach of his employment agreement by us, (iv) the failure of any of our successors to assume his employment agreement in any situation other than a change in control (as defined in his employment agreement), or (v) any of the following within the two-year period following a change in control (as defined in his employment agreement): change in status, title or responsibilities (other than a promotion), a reduction in base salary or failure to pay compensation or benefits owed within five days of the date due, failure to increase base salary at least annually at a percentage no less than the average increases granted to Mr. Irion during the three most recent full years prior to the change in control, the failure to continue compensation and benefits in effect prior to the change in control or provide at least equal levels and opportunities of the same, the filing of a petition for bankruptcy, any material breach of Mr. Irion's employment agreement by us, any termination for cause which does not comply with the terms of the agreement, the failure of any of our successors to agree to assume his employment agreement, and the relocation of his place of employment more than 50 miles from his current office location.

  Restrictive Covenants

        Pursuant to their respective employment agreements, Messrs. Hood and Irion are each subject to non-competition and non-solicitation restrictions for a two-year period after termination of employment; provided, however, that in the event of a material breach of any of the covenants set forth within their respective agreements (a) we may cease making severance payments to Mr. Hood and Mr. Hood must repay all severance amounts previously received from the Company in addition to any amounts received from us due to the purchase of any common stock in connection with his termination of employment and (b) Mr. Irion must pay us the sum of $1,000 per day for each day during which he is in breach of such covenants, or the amount of damages we can reasonably demonstrate were incurred, if greater.

  Section 280G Cutback

        Each of Messrs. Hood and Irion's employment agreements contains a cutback provision pursuant to which, to the extent either of Messrs. Hood or Irion receives any payment or other benefit in connection with a change in control transaction that would subject him to excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code (the "Code"), such payments will be reduced by such amount and in such order provided for within his employment agreement in order to avoid excise taxes, such that he will receive either (i) the full amount of all such payments or (ii) a portion of the payments having a value equal to $1 less than the amount that would trigger excise taxes, whichever provides the greatest portion of payments on an after-tax basis.

  Amendments in Connection with this Offering

        Pursuant to the amended and restated employment agreements intended to be entered into with each of Messrs. Hood and Irion (the "A&R Agreements"), the Company will agree to employ each of Messrs. Hood and Irion for a new three-year term starting on the date of this offering. After the initial three-year term, each executive's agreement will be subject to automatic one-year extensions unless either party provides written notice of non-extension to the other party prior to six months of the expiration of the then-current term.

        Pursuant to Mr. Hood's A&R Agreement, Mr. Hood's annual base salary will be increased to $500,000 as of the closing of this offering. In addition, Mr. Hood's A&R Agreement will provide that as of the date of this offering he will serve as a member of our board of directors and that during the term of Mr. Hood's A&R Agreement we will nominate him for continued service on our board when his then-current term as a director ends.

        Mr. Irion's A&R Agreement will be revised to reflect Mr. Irion's current annual base salary of $327,000. In addition, pursuant to Mr. Irion's A&R Agreement, his severance multiple will be decreased from three to two, such that he will be entitled to receive only 24 months of continued base salary and benefits and two times his highest recent bonus as severance. Mr. Irion will also no longer be entitled to the acceleration of his equity awards upon termination of employment under the agreement, although pursuant to the terms of the offering grant agreements for Messrs. Hood and Irion, each will be entitled to pro rata vesting of his offering grant RSUs upon a termination of employment by us without cause or by the executive for good reason, based on actual Company performance with respect to the performance targets. Mr. Irion's "good reason" definition will be revised to include a relocation of his place of employment more than 50 miles from his current office location prior to a change in control and the provision requiring Mr. Irion to pay us liquidated damages while he is in breach of the restrictive covenants will be removed.

        Finally, each A&R Agreement will (a) include specified target bonus percentages, (b) provide that we will maintain a directors and officers insurance policy covering the applicable executive, (c) eliminate the car allowance from the benefits provided during the severance period and (d) provide that non-renewal of the term of the employment agreement by the Company will not constitute a severance event under the A&R Agreement.

Employment Letter with Westley Parks

  Employment Term and Position

        Mr. Parks is party to an employment letter that replaced a prior employment agreement in order to remove his fixed employment term. Pursuant to his employment letter, Mr. Parks serves as the Vice President—Atlantic Region.

  Base Salary, Annual Bonus, Benefits

        Pursuant to the terms of his employment letter, Mr. Parks is entitled to an annual base salary of $242,000. Mr. Parks' base salary was subsequently increased and is currently $252,000 per year. In 2013, Mr. Parks was also eligible to receive an annual bonus in accordance with the RVP Bonus Plan (as defined below). For a description of this cash incentive bonus plan, please see below under "—Annual Cash Incentive Compensation." Further, Mr. Parks is eligible for health benefits and a car allowance.

  Severance

        Mr. Parks' employment letter provides for severance upon a termination by us without cause or by Mr. Parks for good reason pursuant to our Severance Policy (as described below). In accordance with our Severance Policy, upon a termination of Mr. Parks' employment by us without cause or by reason of his resignation for "good reason" (as defined in the Severance Policy), Mr. Parks is entitled to severance consisting of (a) continued base salary for 24 months, payable in 24 monthly installments, and (b) continued health benefits for the same 24-month period. We have the option to reduce Mr. Parks' severance package by the same amount by which we reduce the duration of Mr. Parks' non-compete period (as described below), should we choose to do so, but by no more than 50% in either case. The Neff Holdings LLC Executive Severance Policy (the "Severance Policy") defines "good reason" generally as (i) a material reduction in the executive's annual base salary, (ii) a material modification of the executive's duties where such modification constitutes a demotion, or (iii) the required relocation (on a permanent basis) of the executive's office location by more than fifty miles from his or her current office location.

  Restrictive Covenants

        Pursuant to his employment letter, Mr. Parks is subject to non-competition and non-solicitation restrictions for a 24 month period after termination of employment, subject to reduction or clawback in accordance with the terms of the Severance Policy. As described above, in accordance with our Severance Policy, we are permitted to reduce the duration of Mr. Parks' non-compete period by up to 50%, which will result in a corresponding reduction in Mr. Parks' severance payment by the same percentage.

Annual Cash Incentive Compensation

        For fiscal year 2013, we sponsored the Neff Rental 2013 Incentive Plan—CEO and CFO (the "CEO and CFO Bonus Plan"), a corporate level bonus program whereby both Messrs. Hood and Irion were eligible for a target bonus equal to 50% of base salary based on corporate rental EBITDA, which we calculate as Adjusted EBITDA excluding any gain from sales of rental equipment, and corporate rental EBITDA minus net capital expenditure targets, with a maximum bonus payout equal to 100% of base salary. Pursuant to the CEO and CFO Bonus Plan, Mr. Irion's bonus was also subject to certain key performance objectives, or "KPOs," related to timeliness of financial reporting, monitoring rate improvement and achieving a specified ratio of revenue growth to EBITDA growth. For each KPO not achieved, Mr. Irion's bonus would have been reduced by 10%; however, all of the KPOs for 2013 were achieved. Mr. Hood's bonus was not subject to any KPOs for fiscal year 2013.

        For fiscal year 2013, we sponsored the Neff Rental Compensation Plan 2013—Region Vice President (the "RVP Bonus Plan"), a regional level bonus program for regional vice presidents. Under the RVP Bonus Plan, Mr. Parks was eligible to receive an annual bonus in an amount up to 100% of his base salary, where 80% of his annual bonus was based upon the achievement of regional rental EBITDA performance targets and 20% of his annual bonus was based upon the achievement of corporate rental EBITDA performance targets (calculated as described for purposes of the CEO and CFO Bonus Plan). Pursuant to the RVP Bonus Plan, Mr. Parks' bonus was also subject to certain KPOs related to the improvement of rental rates, fleet return on investment and improved worker safety. For each KPO not achieved, Mr. Parks' bonus would have been reduced by 10%; however, all of the KPOs for 2013 were achieved.

        The actual dollar amounts of annual cash bonuses awarded to each named executive officer for 2013 performance are set forth above in the "2013 Summary Compensation Table" in the column entitled "Non-Equity Incentive Plan Compensation." Such actual bonuses represent 112% achievement of the corporate rental EBITDA target for Messrs. Hood and Irion under the CEO and CFO Bonus Plan and represent 116% achievement of the regional rental EBITDA target and 112% achievement of the corporate rental EBITDA target for Mr. Parks under the RVP Bonus Plan.

Equity-Based Compensation Awards

        We currently sponsor the Neff Holdings LLC Management Equity Plan, as adopted October 1, 2010 (the "2010 Option Plan"), which is described below under the heading "—Equity Compensation Plans." Pursuant to the 2010 Option Plan, we have provided long-term equity compensation to our named executive officers in the form of options to acquire our Class B limited voting membership units ("Class B units" and such options, the "2010 Employee Options"). No named executive officer received unit option awards in 2013 under the 2010 Option Plan. Effective October 12, 2010, Messrs. Hood, Irion and Parks were granted options to purchase 218,000, 130,000 and 60,000 Class B units, respectively, at an exercise price of $23.86 per unit. As described below, all options under the 2010 Option Plan will be converted to options with respect to common units in connection with this offering. On June 1, 2011, the exercise price of these options was reduced to $10.82 in connection with Neff Holdings' distribution in 2011 of $120 million to its members as a return of capital (the "2011 Distribution"). A portion (62.5%) of the 2010 Employee Options granted under the 2010 Option Plan to Messrs. Hood, Irion and Parks vest over time (the "Service Options") and the remaining portion (37.5%) vest in equal installments upon the achievement of certain earnings-based targets (the "Performance Options"). The Service Options vest in equal installments on each of the first four anniversaries of the grant date, beginning with October 12, 2011. The vesting of the Performance Options is subject to achievement of certain earnings-based targets over four periods beginning with the period October 1, 2010 through December 31, 2011 and then over the next three calendar years, with the ability to vest in previous periods' tranches if cumulative targets are met. Upon a change in control of Neff Holdings, all of the then-outstanding 2010 Employee Options will fully vest and become exercisable. The Organizational Transactions will not trigger a change in control for purposes of the 2010 Option Plan.

        Any unvested options will generally terminate on the date of the named executive officer's termination, except that if the named executive officer is terminated by us without cause or resigns for good reason (as defined in the applicable named executive officer's employment agreement or employment letter), any portion of the Service Option that would have vested in the 90 day period immediately following the date of termination will vest as if the employment had not been terminated. Unvested Performance Options will remain outstanding following the date of termination through the date of determination of performance if the termination is by us without cause or by the executive for good reason following the end of the applicable performance period and prior to the date the performance conditions are determined. All outstanding vested Service Options (including any Service Options accelerated upon termination) and Performance Options will terminate and no longer be exercisable 90 days after the date of termination, with the exception that in the event that the performance conditions with respect to any Performance Option are determined to be satisfied after the 60th day following the date of termination, the named executive officer will have 30 days following the date of such determination to exercise such portion of the Performance Option. If the named executive officer is terminated for any reason prior to this offering, we can repurchase all or any portion of the units issued pursuant to the exercise of the executive's option. Because no options have been exercised and because we do not intend to terminate any named executive officer prior to the consummation of this offering, no such repurchase is contemplated.

        For additional information about all outstanding options held by our named executive officers, please see the "Outstanding Equity Awards at Fiscal Year End" table below.

        Going forward, we intend to adopt a 2014 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2014 Incentive Award Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2014 Incentive Award Plan, please see the section titled "—Equity Compensation Plans" below.

  Offering Grants to Employees under the 2014 Incentive Award Plan

        In connection with this offering, we intend to grant equity awards under the 2014 Incentive Award Plan to certain of our employees, including the named executive officers (the "offering grants"). We intend that the offering grants for Messrs. Hood, Irion and Parks will have a grant-date fair value equal to 100%, 70% and 50% of their base salaries, respectively. Each named executive officer's offering grant is intended to be composed of 50% of stock options and 50% of restricted stock units, or "RSUs." The stock options are intended to vest, subject to continued employment, in equal annual installments on the first four anniversaries of the date of grant. The RSUs are intended to cliff-vest on the third anniversary of the date of grant, subject to continued employment (except as otherwise described above with respect to Messrs. Hood and Irion), and (a) in the case of 50% of each such executive's RSUs, only if the Company's return on invested capital for the three-year period from the date of grant exceeds its weighted average cost of capital for such period and (b) in the case of the other 50% of each such executive's RSUs, only if our total shareholder return, as measured for such period, is equal to or greater than the median total shareholder return of companies in the Trading Companies and Distributors GICS Sub-Industry for such period.

Other Elements of Compensation

  Retirement Plans

        We currently maintain the Neff Rental LLC 401(k) Plan (the "401(k) Plan"), a 401(k) retirement savings and profit-sharing plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) Plan. Currently, we provide a discretionary match of contributions made by participants in the 401(k) Plan, whereby our matching contributions begin to vest upon the participant's completion of his or her second year of service and continue vesting ratably on each of the next five anniversaries thereafter through the participant's sixth year of service. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

        We do not maintain any qualified pension plans or non-qualified deferred compensation plans.

Employee Benefits and Perquisites

        Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

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  medical, dental and vision benefits;

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  medical and dependent care flexible spending accounts;

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  short-term and long-term disability insurance; and

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  life insurance.

        Perquisites.    We provide members of our management team, including our named executive officers, with a car allowance. In 2013, Messrs. Hood, Irion and Parks each received a car allowance, equal to $12,000, $10,800 and $10,800, respectively.

        We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

        We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Executive Stock Ownership Policy

        We intend to adopt an executive stock ownership policy in connection with this offering which will encourage our executives, within five years after this offering, to hold shares of our common stock with a value equal to a specified multiple of base salary (five times annual base salary, in the case of the Chief Executive Officer, three times annual base salary, in the case of the Chief Financial Officer and our executive and senior vice presidents, and one times annual base salary, in the case of our other vice presidents).

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of Class B units underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2013.

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date
Graham Hood	10/12/10	163,500	34,063	20,438	10.82	10/12/2020
Mark Irion	10/12/10	97,500	20,313	12,188	10.82	10/12/2020
Westley Parks	10/12/10	45,000	9,375	5,625	10.82	10/12/2020

(1)
Reflects options granted pursuant to the 2010 Option Plan, subject to both time-based and performance-based vesting restrictions. The time-based vesting options vest in four equal installments on each of the first four anniversaries of the grant date, or on October 12, 2011, 2012, 2013 and 2014. The performance-based vesting options vest based on the achievement of certain EBITDA-related performance targets at the end of each calendar year ending 2011, 2012, 2013 and 2014. As of December 31, 2013, 102,188, 60,938 and 28,125 of the time-based options and 61,313, 36,563 and 16,875 of the performance-based options were vested and exercisable for Messrs. Hood, Irion and Parks, respectively.

 Director Compensation Table

        The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
James Continenza	75,000	—	75,000
Robert Singer	60,000	—	60,000

(1)
Amounts include the annual retainer fees earned by Messrs. Continenza (who served as chairman of our board of directors and as a member of the compensation committee) and Singer (who served on the audit committee), equal to $45,000 for each director in connection with services on our board in the 2013 fiscal year, payable on a quarterly basis. Amount for Mr. Continenza also includes the annual retainer fee equal to $30,000 earned in connection with his services as chairman of the board, payable on a quarterly basis. Mr. Continenza did not receive any additional amount as a result of his compensation committee services. Amount for Mr. Singer also includes the annual retainer fee equal to $15,000 earned in connection with his services on our audit committee, payable on a quarterly basis.

(2)
Neither Mr. Continenza nor Mr. Singer received any equity awards during fiscal year 2013. The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2013 by each of Messrs. Continenza and Singer. Neither Mr. Continenza nor Mr. Singer held stock awards as of such date.

Name	Grant Date	Options Outstanding at Fiscal Year End(a)
James Continenza	11/11/10	12,573	(b)
Robert Singer	11/11/10	8,801	(c)

(a)
Reflects options to purchase Class B units granted to our non-employees directors pursuant to the 2010 Option Plan, subject to service-based vesting restrictions. As described below, all such options will be converted into options to purchase common units in connection with this offering. All such options have an exercise price of $10.82 per unit, adjusted from $23.86 per unit in connection with the 2011 Distribution like the 2010 Employee Options, as described above under "—Narrative Disclosure to the Summary Compensation Table—Equity-Based Compensation Awards." The options vest in equal installments on each of the first four anniversaries of the grant date, or November 11, 2010, subject to continued service as a member of the board of directors through the applicable vesting date. Upon a change in control of Neff Holdings, all such options will fully vest and become exercisable. The Organizational Transactions will not trigger a change in control for purposes of the 2010 Option Plan.

(b)
Of such 12,573 options outstanding, 9,430 were exercisable and 3,143 were unexercisable as of December 31, 2013.

(c)
Of such 8,801 options outstanding, 6,601 were exercisable and 2,200 were unexercisable as of December 31, 2013.

        Our third non-employee director, Mr. Joseph Deignan, did not receive any compensation during fiscal year 2013.

        We reimbursed each non-employee director for expenses incurred during fiscal year 2013 in connection with his services as a director.

  Director Compensation Following this Offering

        We intend to adopt a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors other than Mr. Deignan. Pursuant to this policy, each eligible non-employee director other than the chairperson of the board will receive an annual cash retainer of $45,000 and the chairperson will receive an annual cash retainer of $80,000. Each compensation committee member other than the committee chairperson will receive an additional annual cash retainer of $5,000 and the committee chairperson will receive an additional annual cash retainer of $10,000. Each audit committee member other than the committee chairperson will receive an additional annual cash retainer of $7,500 and the committee chairperson will receive an additional annual cash retainer of $15,000. Each nominating and corporate governance committee member other than the committee chairperson will receive an additional annual cash retainer of $2,500 and the committee chairperson will receive an additional annual cash retainer of $5,000. Each annual retainer will be paid quarterly in arrears.

        Also, pursuant to this director compensation policy, each year, we intend to grant each eligible non-employee director an award of restricted stock units in Neff Corporation with a grant-date fair value of $85,000 for each non-employee director other than the chairperson of the board of directors and $100,000 for the chairperson. The terms of each such award will be set forth in a written award agreement between each director and us, which we intend will generally provide for vesting after one year of continued service as a director. We expect that the first such award will be made in connection with this offering. Directors elected or appointed mid-quarter will receive a pro-rated portion of the annual retainer and the annual award, in each case adjusted to reflect his or her period of service.

        We intend to adopt a director stock ownership policy encouraging directors to hold shares of our common stock with a value equal to three times his or her annual cash retainer fee (exclusive of any committee retainers).

Equity Compensation Plans

  Neff Holdings LLC Management Equity Plan (the "2010 Option Plan")

        Neff Holdings currently sponsors the 2010 Option Plan, in order to align the interests of our employees, managers and directors with the interests of our company. The 2010 Option Plan permits the grant of awards in the form of Class B units, phantom units or options, warrants or other securities that are convertible, exercisable or exchangeable for or into Class B units, as the committee determines, but to date, only options to purchase Class B units have been granted under the 2010 Option Plan. In connection with this offering, all such options will be converted into options with respect to common units. We expect that on and after the completion of this offering and following the effectiveness of the Neff Corporation 2014 Incentive Award Plan (as described below), no further grants will be made under the 2010 Option Plan.

  2014 Incentive Award Plan

        We intend to adopt the Neff Corporation 2014 Incentive Award Plan (the "Plan"), subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

        Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our affiliates will be eligible to receive awards under the Plan. Following this offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

        Limitation on Awards and Shares Available.    An aggregate of            Class A common shares (referred to in this summary as common shares) will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an option or SAR (as defined below); (2) shares subject to an SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

        Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of common shares that may be subject to one or more awards granted to any person pursuant to the Plan during any calendar year will be            and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $                . Further, the maximum aggregate grant date fair value of awards granted to any non-employee director during any calendar year will be $            .

        Awards.    The Plan will provide for the grant of stock options, including incentive stock options, or "ISOs," nonqualified stock options, or "NSOs," restricted stock, dividend equivalents, stock payments, restricted stock units, or "RSUs," deferred stock, deferred stock units, performance awards, and stock appreciation rights, or "SARs." No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in common shares, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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  NSOs and ISOs.  Stock options provide for the right to purchase common shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable common shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver common shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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  Stock Payments, Other Incentive Awards and Cash Awards.  Stock payments are awards of fully vested common shares that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from common shares or value metrics related to common shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

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  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on common shares and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan subject to performance based-vesting unless and until such awards have vested.

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  Deferred Stock Awards.  Deferred stock awards represent the right to receive common shares on a future date. The Plan provides that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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  Deferred Stock Units.  Deferred stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred stock unit entitles the holder thereof to receive one common share on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. The Plan provides that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

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  Performance Awards.  Performance Awards will be granted by the plan administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in common shares or in a combination of both. The Plan provides that performance awards may include "phantom" stock awards that provide for payments based upon the value of common shares and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common shares or in a combination of both.

        Section 162(m).    Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to our "covered employees" (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute qualified performance based compensation ("QPBC"). Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders' meeting that occurs during 2018 at which members of our board of directors are to be elected; (2) a material modification of the Plan; (3) an exhaustion of the share supply under the Plan; and (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

        In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital (or invested capital) and cost of capital; (x) return on stockholders' equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of and dividends with respect to common shares or appreciation in and/or maintenance of such price or dividends; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales, unit volume or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance, (xxvii) inventory turns or cycle time, (xxviii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xxix) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxx) lease placement of equipment, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

        Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting common shares, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control (as defined in the Plan) of our company, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the administrator may cause any or all of such awards to become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

        Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, common shares that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

        Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

Other Compensation Programs

  Neff Holdings LLC 2014 Management Special Bonus Plan

        Neff Holdings entered into a management special bonus plan, effective June 1, 2014, whereby certain service providers (including our named executive officers and non-employee directors) received single, lump sum cash bonus payments upon the closing of the Second Lien Loan and distribution of cash to our sponsor. Our named executive officers, Messrs. Hood, Irion and Parks, received management special bonuses pursuant to this plan on June 20, 2014 equal to $6,593,000, $3,931,000 and $1,814,000, respectively. Our non-employee directors, Messrs. Continenza and Singer, received special bonuses pursuant to this plan on July 3, 2014 equal to $380,000 and $266,000, respectively. The special bonuses are subject to our clawback within one year following payment to the extent any participant engages in behavior while employed by us which would have justified a termination for cause prior to the payment of the award.

  Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan

        Neff Holdings entered into a transaction bonus plan whereby certain service providers (including our named executive officers and non-employee directors) are eligible to receive cash bonus payments payable upon a sale transaction (defined as a change in control of Neff Holdings or the consummation of a public offering by Neff Holdings, any successor or any holding company formed for the purpose of owning an equity interest in Neff Holdings that results in securities of such entity being listed on an SEC-registered national securities exchange (including this offering) that raises at least $200,000,000 that is applied to the payment of liabilities of Neff Holdings and its affiliates or is otherwise distributed to its members), subject to their continued employment or services at the time of consummation of the sale transaction and execution of a release of claims against the company. If a sale transaction or qualified public offering occurs as stated above, the plan will pay out to participants a total of $9,921,650 in transaction bonuses, subject to a minimum enterprise value goal of $900,000 for certain employees other than the named executive officers. Our named executive officers, Messrs. Hood, Irion and Parks, are eligible to receive transaction bonuses pursuant this plan equal to $2,606,522, $1,554,349 and $717,391, respectively. Our non-employee directors, Messrs. Continenza and Singer, are eligible to receive transaction bonuses pursuant to this plan equal to $150,333 and $105,233, respectively. The sale transaction bonuses will be payable in a lump sum within 30 days following the closing date of the sale transaction. We intend to adopt, in connection with this offering, an amendment to the Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan whereby the threshold of receipts required to trigger bonus payments will be reduced from $200,000,000 to $175,000,000.

  Neff Holdings LLC 2014 Incentive Bonus Plan

        Neff Holdings expects to enter into a cash incentive bonus plan, in connection with this offering, whereby certain service providers (including our named executive officers and non-employee directors) will have a contingent right to receive cash distribution awards in connection with our sponsor's receipt of a specified level of proceeds in connection with the sale, disposition or transfer of its common units in Neff Holdings. At such time as our sponsor receives cash proceeds of at least $81,000,000, we will fund an incentive pool of $2,100,000 and at such time as our sponsor receives cash proceeds of at least $108,000,000, we will fund an additional incentive pool of $2,100,000. Our named executive officers, Messrs. Hood, Irion and Parks, will be eligible to receive 28.01%, 16.70% and 7.71% of the incentive pool, respectively, in a single, lump sum payment pursuant to the terms of their individual written award agreements, subject to continued services through the relevant date at which the incentive pool is established and subject to the execution of a non-revocable release of claims. Our non-employee directors, Messrs. Continenza and Singer, will be eligible to receive 1.62% and 1.13% of the incentive pool, respectively, in a single, lump sum payment pursuant to the terms of their individual written award agreements, subject to continued employment through the relevant date at which the incentive pool is established and subject to the execution of a non-revocable release of claims. Proceeds from this offering may count toward the threshold under this cash incentive bonus plan, but only to the extent that Wayzata receives proceeds in connection with its sale, disposition or transfer of its common units in Neff Holdings.

  2014 Senior Executive Bonus Plan

        We intend to adopt the Neff Corporation 2014 Senior Executive Incentive Bonus Plan (the "Executive Bonus Plan"), to be effective as of the day immediately prior to this offering. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal features of the Executive Bonus Plan are summarized below.

        The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments. Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as our compensation committee may in its sole discretion determine. The payment of a bonus under the Executive Bonus Plan to a participant with respect to a performance period will generally be conditioned on such participant's continued employment on the last day of such performance period, provided that our compensation committee may make exceptions to this requirement in its sole discretion.

        The performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our affiliates, including but not limited to the following possible performance goals: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital (or invested capital) and cost of capital; (x) return on stockholders' equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of and dividends with respect to common shares or appreciation in and/or maintenance of such price or dividends; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales, unit volume or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance, (xxvii) inventory turns or cycle time, (xxviii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xxix) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxx) lease placement of equipment, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for Executive Bonus Plan awards.

        The Executive Bonus Plan is administered by our compensation committee. Our compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan provides that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earliest of:

  •
  the first material modification of the Executive Bonus Plan;

  •
  the first stockholders meeting at which members of our board of directors are elected during 2018; or

  •
  such other date required by Section 162(m) of the Code.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock immediately prior to and after the consummation of this offering and the Organizational Transactions described herein, for:

  •
  each person or group known to us who beneficially owns more than 5.0% of our Class A common stock or Class B common stock immediately prior to this offering;

  •
  each of our directors and director nominees;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Unless otherwise noted below, the address for each beneficial owner listed on the table is 3750 N.W. 87th Avenue, Suite 400, Miami, FL 33178. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws.

        As described in "Our Organizational Structure" and "Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement," each common unit (other than common units held by us) is redeemable for one of our Class A common shares, or, at our option, cash equal to the market value of one of our Class A common shares. In addition, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units.

        As described in "Our Organizational Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," concurrently with this offering, we will issue to Wayzata one share of Class B common stock for each common unit they own. As a result, the number of shares of Class B common stock listed in the table below generally correlates to the number of common units in Neff Holdings that Wayzata will own immediately prior to and after this offering (but after giving effect to the Organizational Transactions other than this offering).

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering Assuming the Underwriters' Option is Not Exercised			Shares Beneficially Owned After This Offering Assuming The Underwriters' Option is Exercised in Full
Name and Address of Beneficial Owner	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power(1)
Wayzata(2)	—	100		—			—
Graham Hood	—	—		—			—
Mark Irion	—	—		—			—
Westley Parks	—	—		—			—
Robert Singer	—	—		—			—
James Continenza	—	—		—			—
Joseph Deignan	—	—		—			—
Gerard E. Holthaus	—	—		—			—
All executive officers and directors as a group	—	—		—			—

*
Represents less than 1%.

(1)
Each share of Class A common stock entitles the registered holder thereof to one vote on all matters presented to stockholders for a vote generally, including the election of directors. Each share of Class B common stock entitles the registered holder thereof to one vote on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law.

(2)
Wayzata represents the aggregate shareholdings of Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P., which are advised by Wayzata Investment Partners LLC. The address for such stockholders is c/o Wayzata Investment Partners LLC, 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Each of the related party transactions described below was negotiated on an arm's length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

        The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

The Organizational Transactions

        In connection with the Organizational Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Organizational Transactions, including entering into the Tax Receivable Agreement. These transactions are described in "Our Organizational Structure."

Tax Receivable Agreement

        As described in "Our Organizational Structure," we intend to use substantially all of the proceeds from this offering to purchase common units of Neff Holdings, in part from Wayzata (to the extent the underwriters exercise their option to purchase additional shares of Class A common stock) and otherwise directly from Neff Holdings. We expect to obtain an increase in our share of the tax basis of the assets of Neff Holdings as a result of these Organizational Transactions, including the use of such proceeds to repay certain indebtedness of Neff Holdings. We may obtain a similar increase in our share of the tax basis of the assets of Neff Holdings in the future, when (as described below under "—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of the Offering—Common Unit Redemption Right") an existing owner receives shares of our Class A common stock or cash at our election in connection with an exercise of such existing owner's right to have common units in Neff Holdings held by such existing owner redeemed by Neff Holdings or, at the election of Neff Corporation, exchanged (which we intend to treat as our direct purchase of common units from an existing owner for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by an existing owner to Neff Holdings for redemption or sold to us upon the exercise of our election to acquire such common units directly) (such basis increase, together with the basis increases described in the immediately preceding sentence, the "Basis Adjustments"). Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations issued thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Neff Holdings on the date that we purchase common units directly from Neff Holdings with a portion of the proceeds from this offering must be allocated among the members of Neff Holdings to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Neff Holdings will be required to make certain special allocations of its items of loss and deduction to us over time that are in excess of our pro rata share of such items of loss or deduction. Any Basis Adjustment as well as the special allocations described above will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        In connection with the transactions described above, we will enter into a Tax Receivable Agreement with each of our existing owners that will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of Neff Holdings attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Neff Holdings intends to have in effect an election under Section 754 of the Code effective for the taxable year in which we purchase common units from the existing owners with the proceeds of this offering and each taxable year in which a redemption or exchange of Neff Holdings common units for shares of our Class A common stock or cash occurs. These tax benefit payments are not conditioned upon one or more of the existing owners maintaining a continued ownership interest in either Neff Holdings or us. Our existing owners' rights under the Tax Receivable Agreement are assignable to transferees of its common units in Neff Holdings (other than Neff Corporation as transferee pursuant to redemption of common units in Neff Holdings). We expect to benefit from the remaining 15% of cash savings, if any, that we may actually realize.

        The actual Basis Adjustments, as well as any amounts paid to our existing owners under the Tax Receivable Agreement will vary depending on a number of factors, including:

  •
  the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Neff Holdings at the time of each redemption or exchange;

  •
  the price of shares of our Class A common stock at the time of the initial purchases or subsequent redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of the initial purchases or subsequent redemptions or exchanges;

  •
  the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

  •
  the amount and timing of our income—the Tax Receivable Agreement generally will require Neff Corporation to pay 85% of the net tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Neff Corporation does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

        For purposes of the Tax Receivable Agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, had there been no tax benefit to us as a result of the special allocations described above and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the existing owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

        The payment obligations under the Tax Receivable Agreement are obligations of Neff Corporation and not of Neff Holdings. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to our existing owners could be substantial. Any payments made by us to our existing owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Neff Holdings and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash and available borrowings under the Revolving Credit Facility.

        The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor's obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of a majority of Neff Corporation's "independent directors" (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the corresponding rules of the NYSE). The single Wayzata board member will not be an "independent director" for this purpose and will not have the ability to cause Neff Corporation to elect an early termination of the Tax Receivable Agreement.

        Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

        As a result of a change in control or our election to terminate the Tax Receivable Agreement early, (i) we could be required to make cash payments to our existing owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to our existing owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to an existing owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to our existing owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. Although we are not currently aware of any potential challenge, if we subsequently determine that any Basis Adjustments or other tax benefits may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to our existing owners under the Tax Receivable Agreement related to such Basis Adjustments or other tax benefits in an interest-bearing escrow account until such a challenge is no longer possible.

        If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the Tax Receivable Agreement, we will place any subsequent tax benefit payments that would otherwise be made to the existing owners into an interest-bearing escrow account until there is a final determination. We will have full responsibility for, and sole discretion over, all Neff Corporation tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the existing owners.

        Under the Tax Receivable Agreement, we are required to provide our existing owners with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 30 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to our existing owners within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

        Assuming that there are no material changes in the relevant tax law, the underwriters exercise in full their option to purchase additional shares of Class A common stock, Neff Holdings is able to fully depreciate or amortize its assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, and the market value of one share of Class A common stock is equal to the initial public offering price per share, we expect that future payments under the Tax Receivable Agreement in respect of our initial purchase of common units of Neff Holdings from Neff Holdings and Wayzata, will aggregate $             million and range from approximately $             million to $             million per year over the next 15 years. Future payments under the Tax Receivable Agreement in respect of subsequent redemptions or exchanges by our existing owners will be in addition to these amounts and are expected to be substantial.

        Assuming that Neff Corporation purchased all of the common units of Neff Holdings in connection with this initial public offering, there are no material changes in the relevant tax law, Neff Holdings is able to fully depreciate or amortize its assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, and the market value of one share of Class A common stock is equal to the initial public offering price per share, future payments under the Tax Receivable Agreement in respect of such purchases could aggregate $            and range from approximately $             million to $             million per year over the next 15 years.

        The foregoing numbers are merely estimates, and the actual payments and timing of such payments could differ materially depending on a number of factors. As discussed above, actual amounts of payments under the Tax Receivable Agreement and the timing of such payments will vary and will be determined based on a number of factors, including the timing of future redemptions or exchanges of common units in Neff Holdings, the price of Class A common stock at the time of each redemption or exchange, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the timing and amount of any subsequent asset dispositions. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments under the Tax Receivable Agreement as compared to the estimates set forth above.

Neff Holdings LLC Agreement

  Agreement in Effect Before Completion of this Offering

        The existing owners of Neff Holdings are parties to an Amended and Restated Limited Liability Company Agreement of Neff Holdings LLC, dated as of October 1, 2010 and amended as of October 20, 2010, which governs the business operations of Neff Holdings and defines the relative rights and privileges associated with the existing Class A units and Class B units of Neff Holdings. We refer to this agreement as the "Existing LLC Agreement." The day-to-day business operations of Neff Holdings are overseen and implemented by officers of Neff Holdings, subject to limitations imposed by the board of managers. Under the Existing LLC Agreement, Neff Holdings is governed by a four-member board of managers, who qualify as "managers" for purposes of the Delaware limited liability company statute. Holders of more than 50% of the outstanding Class A units are entitled to elect the managers from time to time; provided that the Chief Executive Officer shall at all times serve as a manager. Each member of the board of managers has one vote on all matters submitted to the board, and board actions require a vote of the majority of managers. Each existing member's rights under the Existing LLC Agreement continue until the effective time of the new Neff Holdings operating agreement to be adopted in connection with this offering, as described below, at which time the existing members will continue as members that hold common units in Neff Holdings with the respective rights thereunder.

  Agreement in Effect Upon Completion of this Offering

        In connection with the completion of this offering, we and our existing owners will enter into Neff Holdings' second amended and restated limited liability company agreement, which we refer to as the "Neff Holdings LLC Agreement."

        Appointment as Manager.    Under the Neff Holdings LLC Agreement, we will become a member and the sole manager of Neff Holdings. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Neff Holdings without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Neff Holdings and the day-to-day management of Neff Holdings' business. Pursuant to the terms of the Neff Holdings LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of Neff Holdings except by our election.

        Compensation.    We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by Neff Holdings for fees and expenses incurred on behalf of Neff Holdings, including all expenses associated with this offering and maintaining our corporate existence.

        Distributions.    The Neff Holdings LLC Agreement will require "tax distributions" to be made by Neff Holdings to its members, as that term is defined in the agreement. Tax distributions will be made as and when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of Neff Holdings, including us, based on such member's allocable share of the taxable income of Neff Holdings and an assumed tax rate that will be determined by us. For this purpose, the taxable income of Neff Holdings, and Neff Corporation's allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of an equity interest in Neff Holdings from our existing owners or the use of the proceeds from this offering to repay certain indebtedness of Neff Holdings (as described above under "—Tax Receivable Agreement"). The assumed tax rate that we expect to use for purposes of determining tax distributions from Neff Holdings to its members will approximate our reasonable estimate of the highest combined federal, state, and local tax rate that may potentially apply to any one of Neff Holdings' members, regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Neff Holdings for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Neff Holdings LLC Agreement will also allow for distributions to be made by Neff Holdings to its members on a pro rata basis out of "distributable cash," as that term is defined in the agreement. We expect Neff Holdings may make distributions out of distributable cash periodically to the extent permitted by our credit facilities and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

        Transfer Restrictions.    The Neff Holdings LLC Agreement generally does not permit transfers of common units by members, subject to limited exceptions. Any transferee of common units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Neff Holdings.

        Recapitalization.    The Neff Holdings LLC Agreement recapitalizes the units currently held by the existing members of Neff Holdings, as well as units underlying certain options currently outstanding, into a new single class of common units of Neff Holdings. The Neff Holdings LLC Agreement will also reflect a split of common units such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions.

        Common Unit Redemption Right.    The Neff Holdings LLC Agreement provides a redemption right to the existing members and the holders of options over common units in Neff Holdings which entitles them to have their common units redeemed by Neff Holdings, at the election of each such person, for, at our option, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender common units to Neff Holdings for cancellation. The Neff Holdings LLC Agreement requires that we contribute cash or shares of our Class A common stock to Neff Holdings in exchange for an amount of newly issued common units in Neff Holdings to us equal to the number of common units redeemed by the member. Neff Holdings will then distribute the cash or shares of our Class A common stock to the redeeming member to complete the redemption. At our election, we may effect a direct exchange of cash or our Class A common stock for such common units in lieu of such a redemption. Neither Neff Corporation nor Neff Holdings can compel any member to tender their common units for redemption by Neff Holdings or to directly exchange such common units with Neff Corporation. However, once a member tenders its common units for redemption, Neff Corporation, in its sole discretion, will determine at such time whether to contribute cash or shares to Neff Holdings to complete the redemption or to effect a direct exchange with such redeeming member. Whether by redemption or exchange, we are obligated to ensure that at all times the number of common units in Neff Holdings that we own equals the number of our outstanding shares of Class A common stock. To the extent Neff Corporation, in its discretion, elects to contribute shares of Class A common stock to Neff Holdings to complete a redemption, Neff Holdings will issue to Neff Corporation in respect of such contribution an equal number of common units of Neff Holdings, which transaction will maintain the one-to-one ratio. To the extent Neff Corporation, it its discretion, elects to effect a direct exchange with the redeeming member to complete a redemption, Neff Corporation will issue to such redeeming member a number of shares of Class A common stock equal to the number of common units of Neff Holdings delivered by such redeeming member to Neff Corporation in such exchange, which transaction will maintain the one-to-one ratio.

        Maintenance of One-to-One Ratio between Shares of Class A Common Stock and Common Units.    The Neff Holdings LLC Agreement requires Neff Holdings to take all actions with respect to its common units, including reclassifications, distributions, divisions or recapitalizations, to maintain at all times a one-to-one ratio between the number of common units owned by us and the number of shares of our Class A common stock outstanding. This ratio requirement disregards (i) shares of our Class A common stock under unvested options issued by us, (ii) treasury stock and (iii) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Neff Holdings. In addition, this Class A common stock ratio requirement disregards all common units at any time held by any other person, including our existing members and the holders of options over common units. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Neff Holdings LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding common units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Neff Holdings LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Neff Holdings which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Neff Holdings is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the common units that is not accompanied by an identical subdivision or combination of our Class A common stock to maintain at all times a one-to-one ratio between the number of common units owned by us and the number of outstanding shares of our Class A common stock, subject to exceptions.

        Issuance of Common Units Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us (as opposed to options issued by Neff Holdings), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Neff Holdings a number of common units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Neff Holdings or its subsidiaries, we will make, or be deemed to make, a capital contribution in Neff Holdings equal to the aggregate value of such shares of Class A common stock and Neff Holdings will issue to us a number of common units equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Neff Holdings or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Neff Holdings (or the applicable subsidiary of Neff Holdings) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Neff Holdings or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Neff Holdings (or such subsidiary) the number of vested shares at a price equal to the market price per share, Neff Holdings (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Neff Holdings equal to the purchase price for such shares in exchange for an equal number of common units of Neff Holdings.

        Dissolution.    The Neff Holdings LLC Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve Neff Holdings. In addition to a voluntary dissolution, Neff Holdings will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up Neff Holdings; (ii) second, to pay debts and liabilities owed to creditors of Neff Holdings, other than members; (iii) third, to pay debts and liabilities owed to members; and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Neff Holdings (as determined based on the number of common units held by a member relative to the aggregate number of all outstanding common units).

        Confidentiality.    Each member will agree to maintain the confidentiality of Neff Holdings' confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

        Indemnification.    The Neff Holdings LLC Agreement provides for indemnification of the manager, members and officers of Neff Holdings and their respective subsidiaries or affiliates.

Registration Rights Agreement

        We intend to enter into a Registration Rights Agreement with our existing owners in connection with this offering. The Registration Rights Agreement will provide our existing owners certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, they can require us to register under the Securities Act shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their common units in Neff Holdings (including common units issuable upon exercise of options issued by Neff Holdings). The Registration Rights Agreement will also provide for piggyback registration rights for all stockholders that are parties to the agreement.

Other Compensation Programs

        Neff Holdings has entered into certain bonus plans to provide cash bonus payments to certain of its service providers (including its named executive officers and non-employee directors) as described above under "Executive Compensation—Other Compensation Programs."

Director and Officer Indemnification and Insurance

        We have entered into indemnification agreements with certain of our directors and executive officers, and purchased directors' and officers' liability insurance. See "Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors."

Our Policy Regarding Related Party Transactions

        Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the NYSE. Under the new policy:

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  any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

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  any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

        In connection with the review and approval or ratification of a related person transaction:

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  management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

        In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

DESCRIPTION OF CAPITAL STOCK

General

        At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation, or our "certificate," and we will adopt our amended and restated by-laws, or our "by-laws." Our certificate will authorize capital stock consisting of:

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              shares of Class A common stock, par value $0.01 per share;

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              shares of Class B common stock, par value $0.01 per share; and

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              shares of preferred stock, with a par value per share that may be established by the board of directors in the applicable certificate of designations.

        We are selling        shares of Class A common stock in this offering (                shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

        The following summary describes the material provisions of our capital stock. We urge you to read our certificate and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

        Certain provisions of our certificate and our by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

        Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

        Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

        Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

        Each holder of Class B common stock shall be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

        Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

        Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets.

Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

        Upon the consummation of this offering, Wayzata will own 100% of our outstanding Class B common stock.

Preferred Stock

        Upon the closing of this offering and the effectiveness of our certificate, the total of our authorized shares of preferred stock will be             shares. Upon the closing of this offering, we will have no shares of preferred stock outstanding.

        Under the terms of our certificate that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Anti-Takeover Provisions

        Our certificate of incorporation and by-laws, as they will be in effect upon completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

        Section 203 of the Delaware General Corporation Law.    We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

        Classified Board of Directors.    Our certificate will divide our board of directors into three classes with staggered three-year terms. In addition, our certificate and our by-laws will provide that directors may be removed only for cause. Under our certificate and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

        Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Stockholder Action by Written Consent.    Our certificate and our by-laws will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

        Special Meetings of Stockholders.    Our by-laws also will provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    In addition, our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

        Amendment of Certificate of Incorporation or By-laws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Upon completion of this offering, our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described in the prior three paragraphs.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation and by-laws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

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  any breach of his duty of loyalty to us or our stockholders;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  any transaction from which the director derived an improper personal benefit; or

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  improper distributions to stockholders.

        These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

        Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Wayzata or any director who is not employed by us or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Wayzata or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Neff Corporation. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters' Rights of Appraisal and Payment

        Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Neff Corporation. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

        Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is            .

Trading Symbol and Market

        We will apply to list our Class A common stock on the NYSE under the symbol "NEFF."

 SHARES ELIGIBLE FOR FUTURE SALE

        If our stockholders sell substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our Class A common stock could decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

        Upon completion of the offering, we will have outstanding an aggregate of        shares of our Class A common stock, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

        In addition, each common unit held by our existing owners will be redeemable, at the election of each existing owner, for, at Neff Corporation's option, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the market price of one share of Class A common stock (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Neff Holdings LLC Agreement; provided that, at Neff Corporation's election, Neff Corporation may effect a direct exchange of such Class A common stock or such cash for such common units. Upon consummation of this offering, our existing owners will hold            common units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with our existing owners that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose shares are required to be aggregated) who is an affiliate and who has beneficially owned our shares for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares then outstanding, which will equal approximately        shares immediately after completion of this offering; or

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  the average weekly trading volume in our shares on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

        Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

        Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

        We and our officers and directors and existing stockholders have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock. Morgan Stanley & Co. LLC and Jefferies LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See "Underwriters."

        The restrictions in the immediately preceding paragraph do not apply to certain transfers including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, subject to certain conditions, (ii) to satisfy tax withholding requirements, subject to certain conditions, (iii) pursuant to our equity incentive plans and (iv) in certain other transactions not involving a disposition for value.

Equity Awards

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately        shares of Class A common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

Registration Rights

        See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Revolving Credit Facility

        This summary is qualified in its entirety by reference to the agreement which is filed as an exhibit to the registration statement, of which this prospectus forms a part.

General

        On October 1, 2010, certain of our subsidiaries including Neff LLC and Neff Holdings LLC entered into a senior secured credit agreement with Bank of America, N.A. as agent, swing line lender and letter of credit issuer, and the other financial institutions party thereto. The Revolving Credit Facility was amended and restated on November 20, 2013, and further amended on June 9, 2014 as part of the Refinancing. The Revolving Credit Facility matures on November 20, 2018.

        The Revolving Credit Facility provides for revolving loans of up to an aggregate of $425 million, including a $42.5 million sub-limit for swing-line loans and a $30 million sub-limit for the issuance of standby or commercial letters of credit, subject to certain availability conditions. The amount available for borrowings under the Revolving Credit Facility is calculated according to a formula based primarily on the value of our rental fleet and equipment and, to a lesser extent, our accounts receivable and parts inventory. As of June 30, 2014, borrowings under the Revolving Credit Facility totaled $324.2 million, including $4.7 million in outstanding letters of credit, and $96.1 million was available for additional borrowings based on our borrowing base as of such date. All borrowings under the Revolving Credit Facility are subject to the satisfaction of usual and customary conditions, including accuracy of representations and warranties and absence of a default. The Revolving Credit Facility is secured by first-priority liens upon substantially all of our assets, subject to customary exceptions and exclusions.

Security

        Neff Holdings and Neff LLC guarantee the Revolving Credit Facility. The Revolving Credit Facility is secured by first-priority liens on substantially all of the assets of Neff Rental LLC and the guarantors, subject to customary exceptions and exclusions.

Interest and Fees

        Borrowings under the Revolving Credit Facility bear interest, at our option, at either a LIBOR rate or base rate, in each case plus an applicable margin. LIBOR loans bear interest at the LIBOR rate plus 250 basis points and base rate loans bear interest at the sum of (a) 150 basis points plus (b) the greatest of (i) the prime rate, (ii) the federal funds rate plus 50 basis points and (iii) LIBOR plus 100 basis points. The applicable margin on borrowings under the Revolving Credit Facility is at variable rates based on average availability and ranging from 2.00% to 2.50% for LIBOR borrowings, stepping down 25 basis points for the quarterly period following delivery of financial statements reflecting a total leverage ratio of less than 2.75 to 1.00.

        The Revolving Credit Facility requires that we pay quarterly in arrears an annual commitment fee for each lender's unused commitment under the Revolving Credit Facility. The Revolving Credit Facility provides for the payment to the lenders of an unused line fee of 0.50% if less than 33% of the daily average unused portion under the Revolving Credit Facility is utilized, 0.375% if less than 66% but at least 33% is utilized, and 0.25% if 66% or more is utilized. The unused line fee is payable on the daily average unused portion of the commitments under the Revolving Credit Facility (whether or not then available).

Prepayments

        Voluntary prepayments of amounts outstanding under the Revolving Credit Facility, in whole or in part, are permitted at any time, so long as we give notice as required by the Revolving Credit Facility.

However, if prepayment is made with respect to a LIBOR-based loan and the prepayment is made on a date other than an interest payment date, we must pay customary breakage costs.

Certain Covenants

        The Revolving Credit Facility contains financial covenants, applicable at any time excess availability is less than the greater of $35.0 million or 10% of the aggregate commitments of all lenders, which require us to maintain (i) a consolidated leverage ratio of not more than 5.95 to 1.00 for each fiscal quarter ended during the period from June 9, 2014 through and including June 30, 2014, stepping down to 5.75 to 1.00 for each fiscal quarter ended during the period from July 1, 2014 through and including December 31, 2014, stepping down to 5.50 to 1.00 for each fiscal quarter ended during the period from January 1, 2015 through and including June 30, 2015, stepping down to 5.25 to 1.00 for each fiscal quarter ended during the period from July 1, 2015 through and including September 30, 2015, stepping down to 5.00 to 1.00 for each fiscal quarter ended during the period from October 1, 2015 through and including December 31, 2015, stepping down to 4.75 to 1.00 for each fiscal quarter ended during the period from January 1, 2016 through and including June 30, 2016, stepping down to 4.50 to 1.00 for each fiscal quarter ended during the period from September 30, 2016 and thereafter and (ii) a fixed charge coverage ratio of not less than 1.00 to 1.00, in each case until such time as excess availability exceeds the threshold described above for a period of at least 30 days. As of June 30, 2014, we were in compliance with the financial covenants in the Revolving Credit Facility.

        Additionally, the Revolving Credit Facility imposes a number of customary incurrence-based restrictive covenants applicable to each credit party, including restrictions on the ability to incur additional indebtedness, create liens, make investments and declare or pay dividends.

Events of Default

        The Revolving Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenants defaults, cross-defaults to certain other indebtedness in excess of $5.0 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $10.0 million, failure of any security document supporting the Revolving Credit Facility to be in full force and effect and a change of control.

Organizational Transaction Amendments

        We intend to amend the Revolving Credit Facility to, among other things, reflect the changes in our structure as a result of the Organizational Transactions on or prior to the consummation of this offering. We intend to repay approximately $           million of our borrowings under the Revolving Credit Facility with the net proceeds of this offering. See "Use of Proceeds."

The Second Lien Loan Facility

        This summary is qualified in its entirety by reference to the agreement which is filed as an exhibit to the registration statement, of which this prospectus forms a part.

General

        On June 9, 2014, Neff Rental LLC, Neff LLC and Neff Holdings entered into a second lien credit agreement with Credit Suisse AG, as administrative agent and collateral agent, and various lenders party thereto. Neff Corporation is not party to the second lien credit agreement. On the closing date of the second lien credit agreement, Neff Rental LLC borrowed $575.0 million of second lien term loans thereunder. The proceeds provided by these Second Lien Loans were used to (i) redeem the Senior Secured Notes in full plus redemption premiums and accrued and unpaid interest thereon, (ii) make a $354.4 million distribution to the members of Neff Holdings and pay the transaction bonus to certain management and independent members of the board of directors and (iii) pay fees and expenses related to the foregoing. The maturity date of the Second Lien Loan is June 9, 2021.

        The second lien credit agreement provides for uncommitted incremental term loans not to exceed in an aggregate principal amount $75.0 million plus additional amounts that may be incurred subject to compliance with a total leverage ratio of 5.25:1.00.

Security

        Neff Holdings and Neff LLC guarantee the Second Lien Loan. The Second Lien Loan is secured by second-priority liens on substantially all of the assets of Neff Rental LLC and the guarantors, subject to customary exceptions and exclusions.

Interest

        The Second Lien Loan bears interest, at our option, at either a LIBOR rate or base rate, in each case plus an applicable margin. LIBOR loans bear interest at the LIBOR rate plus 625 basis points and base rate loans bear interest at the sum of (a) 525 basis points plus (b) the greatest of (i) the prime rate, (ii) the federal funds rate plus 50 basis points and (iii) LIBOR plus 100 basis points. The LIBOR rate margin is subject to a "floor" of 100 basis points. We generally elect the LIBOR rate, and given LIBOR currently is less than 1.00%, our effective interest rate under the Second Lien Loan as of June 30, 2014 is 7.25% per annum.

Prepayments

        Voluntary prepayments of the Second Lien Loan, in whole or in part, are permitted at any time, so long as we give notice as required by the documentation governing the Second Lien Loan. Voluntary prepayments on or before June 9, 2015 must be accompanied by a prepayment premium of 2.0% and voluntary prepayments after June 9, 2015 but before June 9, 2016 must be accompanied by a prepayment premium of 1.0%, in each case of the principal amount prepaid. If prepayment is made with respect to a LIBOR-based Second Lien Loan and the prepayment is made on a date other than an interest payment date, we must pay customary breakage costs.

        We must make mandatory prepayments of principal on the Second Lien Loan if our total leverage ratio for any fiscal year, commencing with the fiscal year ending December 15, 2015, exceeds 3.00 to 1.00. These prepayment provisions require us to prepay an amount equal to either 25% of our excess cash flow (if our total leverage ratio is equal to or less than 4.00 to 1.00) or 50% of our excess cash flow (if our total leverage ratio is greater than 4.00 to 1.00). Second Lien Loans may be optionally prepaid by Neff Rental LLC at any time.

        The documentation governing the Second Lien Loan requires Neff Rental LLC to repay Second Lien Loans with (i) 100% of proceeds of any incurrence of indebtedness not permitted by the second lien credit agreement, (ii) 100% of proceeds of asset sales, subject to a reinvestment right, and (iii) 50% of excess cash flow at the end of the applicable fiscal year, with such percentage decreasing as Neff Rental LLC's total leverage ratio decreases, in each case subject to customary exceptions and exclusions.

Certain Covenants

        The credit agreement for the Second Lien Loan contains customary incurrence-based restrictive covenants applicable to each credit party, including restrictions on the ability to incur additional indebtedness, create liens, make investments and declare or pay dividends.

Events of Default

        The documentation governing the Second Lien Loan contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenants defaults, certain events of bankruptcy and insolvency, judgment defaults in excess of $30.0 million, failure of any security document supporting the Second Lien Loan to be in full force and effect and a change of control.

Organizational Transaction Amendments

        On or prior to the consummation of this offering, we intend to amend documentation governing the Second Lien Loan to, among other things, reflect the changes in our structure as a result of the Organizational Transactions. We intend to prepay approximately $           million of the principal amount of the Second Lien Loan with the net proceeds of this offering and pay approximately $           million in prepayment premiums in connection with that prepayment, plus accrued and unpaid interest on the amount prepaid. See "Use of Proceeds."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion is limited to Non-U.S. Holders that purchase our Class A common stock issued pursuant to this offering and that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

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  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our Class A common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        Distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        Subject to the discussion below under "Information Reporting and Backup Withholding" and "Additional Withholding Tax on Payments Made to Foreign Accounts," a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our Class A common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our Class A common stock will generally not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United

States or conducted through certain U.S.-related financial intermediaries generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock, in each case, paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, including providing sufficient documentation evidencing its compliance (or deemed compliance) with FATCA, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Alternatively, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "Distributions," the withholding under FATCA may be credited against and therefore reduce such other withholding tax.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Jefferies LLC are acting as joint book-running managers of the offering and as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Piper Jaffray & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial public offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the public offering price, underwriting discounts and commissions before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    . We have agreed to reimburse the underwriters for certain expenses in an amount up to $    .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

        We will apply to list our Class A common stock on the NYSE under the trading symbol "NEFF".

        We and our officers and directors and existing stockholders have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock,

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

        The restrictions in the immediately preceding paragraph do not apply to certain transfers including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, subject to certain conditions, (ii) to satisfy tax withholding requirements, subject to certain conditions, (iii) pursuant to our equity incentive plans and (iv) in certain other transactions not involving a disposition for value.

        Morgan Stanley & Co. LLC and Jefferies LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market so stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnity each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. Merrill Lynch, Pierce, Fenner and Smith Incorporated served as lead arranger and book-runner and its affiliate serves as agent under the Revolving Credit Facility. An affiliate of Jefferies LLC served as joint bookrunner, joint lead arranger and syndication agent under the documentation governing the Second Lien Loan. Affiliates of Wells Fargo Securities, LLC serve as co-collateral agent and syndication agent under the Revolving Credit Facility. In addition, certain affiliates of the underwriters, including affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC under the Revolving Credit Facility and Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC under the Second Lien Loan, hold a portion of the indebtedness being partially repaid with the proceeds of this offering. See "Use of Proceeds."

Pricing of this Offering

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospectus and those of our industry in general, our revenues, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-revenues ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the

European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        This document is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss

Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

        The validity of the Class A common stock offered hereby is being passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The balance sheet of Neff Corporation as of August 31, 2014, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Neff Holdings LLC and subsidiaries as of December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 under the Securities Act with the SEC to register with the SEC the shares of our Class A common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our Class A common stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at www.sec.gov.

        We also maintain an Internet website at www.neffrental.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Neff Corporation

        We have audited the accompanying balance sheet of Neff Corporation (the "Company") as of August 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Neff Corporation as of August 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
September 3, 2014

NEFF CORPORATION

BALANCE SHEET

August 31, 2014
ASSETS
Total Assets	$—

LIABILITIES AND STOCKHOLDER'S EQUITY
Common Stock, $0.01 par value—100 shares authorized	—
Common Stock subscription rights receivable	(100)
Additional paid-in capital	100

Total liabilities and stockholder's equity	$—

The accompanying notes are an integral part of this balance sheet.

 NEFF CORPORATION

NOTES TO BALANCE SHEET

NOTE 1—ORGANIZATION

        Neff Corporation (the "Corporation") was formed as a Delaware corporation on August 18, 2014. The Corporation's fiscal year end is December 31. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Neff Holdings LLC. The Corporation will be the sole managing member of Neff Holdings LLC and will operate and control all of the businesses and affairs of Neff Holdings LLC and, through Neff Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

NOTE 2—BASIS OF PRESENTATION

        The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Stockholder's Equity and Cash Flows have not been presented as there have been no activities by this entity.

NOTE 3—STOCKHOLDER'S EQUITY

        On August 31, 2014, the Corporation recorded a $100 common stock subscription rights receivable from Wayzata Opportunities Fund II, L.P.

        On                        , 2014, the Corporation amended and restated its certificate of incorporation to increase the total number of shares the Corporation shall have the authority to issue to                shares, consisting of                shares of Class A voting common stock and                shares of Class B voting common stock. Holders of Class A common stock shall be entitled to one vote for each share of Class A common stock held on all matters submitted to stockholders for vote, consent or approval. Holders of Class B common stock shall be entitled to one vote for each share of Class B common stock held.

NEFF HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2013	June 30, 2014
ASSETS
Cash and cash equivalents	$190	$589
Accounts receivable, net of allowance for doubtful accounts of $1,957 in 2014 and $1,639 in 2013	55,598	55,323
Inventories	1,709	2,035
Rental equipment, net	347,256	426,423
Property and equipment, net	25,915	32,708
Prepaid expenses and other assets	19,159	18,878
Goodwill	58,765	58,765
Intangible assets, net	18,110	17,357

Total assets	$526,702	$612,078

LIABILITIES AND MEMBERS' SURPLUS (DEFICIT)
Liabilities
Accounts payable	$11,514	$18,828
Accrued expenses and other liabilities	32,906	40,619
Revolving credit facility	279,200	324,173
Second lien loan, net of unamortized discount of $2,858	—	572,142
Senior secured notes	200,000	—

Total liabilities	523,620	955,762

Members' surplus (deficit)
Members' deficit	(5,688)	(335,045)
Accumulated surplus (deficit)	8,770	(8,639)

Total members' surplus (deficit)	3,082	(343,684)

Total liabilities and members' surplus (deficit)	$526,702	$612,078

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2014
Revenues
Rental revenues	$130,744	$152,626
Equipment sales	13,429	10,794
Parts and service	6,194	6,675

Total revenues	150,367	170,095

Cost of revenues
Cost of equipment sold	7,888	6,119
Depreciation of rental equipment	34,667	36,489
Cost of rental revenues	34,819	37,624
Cost of parts and service	3,716	4,094

Total cost of revenues	81,090	84,326

Gross profit	69,277	85,769

Other operating expenses
Selling, general and administrative expenses	38,386	40,372
Other depreciation and amortization	4,622	4,708
Transaction bonus	—	24,506

Total other operating expenses	43,008	69,586

Income from operations	26,269	16,183

Other expenses
Interest expense	12,103	15,119
Loss on extinguishment of debt	—	15,896
Amortization of debt issue costs	804	2,339

Total other expenses	12,907	33,354

Income (loss) before income taxes	13,362	(17,171)
Provision for income taxes	(332)	(238)

Net income (loss)	$13,030	$(17,409)

Net income (loss) per unit
Basic	$1.42	$(1.89)
Diluted	$1.36	$(1.89)
Weighted average units used in income (loss) per unit
Basic	9,200	9,200
Diluted(1)	9,587	9,200

(1)
Does not include the anti-dilutive impact of 581 options granted under the 2010 Equity Plan.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

(unaudited)(Note 1)

Loss before income taxes		$(17,171)
Pro forma benefit from income taxes (39% assumed statutory tax rate)		6,697

Pro forma net loss		$(10,474)

Pro forma net loss per share
Basic	$

Diluted	$

Weighted average shares outstanding:
Basic

Diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2014
Cash Flows from Operating Activities
Net income (loss)	$13,030	$(17,409)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	38,427	40,444
Amortization of debt issue costs	804	2,339
Amortization of intangible assets	862	753
Amortization of original issue discount on second lien	—	17
Gain on sale of equipment	(5,541)	(4,675)
Provision for bad debt	911	1,371
Equity-based compensation expense	612	528
Loss on extinguishment of debt	—	15,896
Changes in operating assets and liabilities:
Accounts receivable	748	(1,096)
Inventories, prepaid expenses and other assets	(1,942)	(2,061)
Accounts payable	829	(1,690)
Accrued expenses and other liabilities	1,485	1,150

Net cash provided by operating activities	50,225	35,567

Cash Flows from Investing Activities
Purchases of rental equipment	(92,950)	(105,938)
Proceeds from sale of equipment	13,429	10,794
Purchases of property and equipment	(10,626)	(11,020)
Interest rate swap payments	(2,484)	—

Net cash used in investing activities	(92,631)	(106,164)

Cash Flows from Financing Activities
Borrowings under revolving credit facility	82,003	481,912
Repayments under revolving credit facility	(40,024)	(436,939)
Proceeds from second lien loan, net of original issue discount	—	572,125
Distribution to members	—	(329,885)
Repayment of senior secured notes	—	(200,000)
Payment of call premiums	—	(7,218)
Debt issue costs	—	(8,999)

Net cash provided by financing activities	41,979	70,996

Net (decrease) increase in cash and cash equivalents	(427)	399
Cash and cash equivalents, beginning of period	586	190

Cash and cash equivalents, end of period	$159	$589

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        Neff Holdings LLC, a Delaware limited liability company ("Neff Holdings LLC"), is wholly-owned by certain affiliates of Wayzata Investment Partners LLC. Neff Holdings LLC operates as a holding company of its wholly-owned direct and indirect subsidiaries, Neff LLC ("Neff LLC"), Neff Rental LLC ("Neff Rental LLC") and Neff Rental Finance Corp. ("Neff Rental Finance Corp.", and together with Neff Rental LLC, Neff LLC and Neff Holdings LLC, the "Company")(Neff Rental Finance Corp. was dissolved on July 18, 2014, see Note 4). The Company owns and operates equipment rental locations throughout the eastern, southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

        The unaudited condensed consolidated balance sheet as of December 31, 2013 is derived from the Company's audited financial statements. The unaudited condensed consolidated financial statements as of June 30, 2014 and for six months ended June 30, 2014 and 2013 in the Company's opinion reflect all adjustments which are necessary for a fair presentation of its financial position as of the dates thereof, and its results of operations and cash flows for the periods presented, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013. The results of operations for the interim period are not necessarily indicative of the results which may be reported for the year ending December 31, 2014.

        The Company has evaluated subsequent events through the date these financial statements were available to be issued on September 3, 2014.

        All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Equity-Based Compensation

        During the six months ended June 30, 2014 and 2013, equity-based compensation expense relating to the Company's equity-based compensation awards was $0.5 million and $0.6 million, respectively. During six months ended June 30, 2014 and 2013, no equity-based awards were granted, forfeited or exercised.

Goodwill and Intangible Assets

        Goodwill and trademark and tradenames are reviewed at least annually for impairment. Acquired intangible assets with finite useful lives (customer list) are amortized over their useful lives. The Company expenses costs to renew or extend the term of a recognized intangible asset.

Comprehensive Income (Loss)

        The Company had no items of other comprehensive income (loss) in any of the periods presented.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which provides guidance on recognizing revenue. The guidance includes steps an entity should apply to achieve the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual and interim reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company expects to adopt ASU 2014-09 when effective, and the impact on the Company's financial statements is not currently estimable.

Pro Forma Statements of Operations (unaudited)

  Pro forma income taxes

        Neff Corporation will be subject to federal, state and local income tax upon completion of its initial public offering.

        The pro forma income tax provision presents the Company's results from operations as if it were subject to federal, state and local income tax. However, only a portion of the Company's units will be purchased in connection with the initial public offering of Neff Corporation, therefore only a portion of the Company's earnings will be taxed at Neff Corporation's statutory corporate income tax rate of 39.0%. The Company anticipates that the actual consolidated effective tax rate of Neff Corporation will be lower than 39.0% and will be dependent upon the number of units purchased in connection with the initial public offering of Neff Corporation.

  Earnings per unit

        In connection with the initial public offering of Neff Corporation, the Company anticipates completing a unit distribution of                 units for each unit outstanding as of the date of the consummation of the initial public offering.

        Pro forma weighted average units outstanding reflect the pro forma effect of the unit distribution, the 2013 Distribution and the June 2014 Distribution as if those incremental units had been outstanding for the six months ended June 30, 2014.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

  Basic weighted average units outstanding:

Incremental units(1)
Basic weighted average units outstanding

Total pro forma units for purposes of calculating pro forma basic net loss per unit

(1)
Represents incremental units assumed to have funded the 2013 Distribution (Note 4) and June 2014 Distribution (Note 2).

2013 Distribution	$
June 2014 Distribution	$

Total Distributions
IPO offering price	$

Incremental units

  Diluted weighted average units outstanding:

Incremental units(1)	$
Diluted weighted average units outstanding(2)	$

Total pro forma diluted units for purposes of calculating pro forma diluted net loss per unit

(1)
Represents incremental units assumed to have funded the 2013 Distribution (Note 4) and June 2014 Distribution (Note 2).

(2)
Includes                units issued to management and members of the board.

NOTE 2—REFINANCING

        On June 9, 2014, Neff Rental LLC entered into a second lien credit agreement (the "Second Lien Credit Agreement") as borrower. Under the terms of the Second Lien Credit Agreement, Neff Rental LLC borrowed $575.0 million of second lien term loans (the "Second Lien Loan").

        The Company used the net proceeds from the Second Lien Loan to redeem the outstanding Senior Secured Notes (Note 4), to pay a $329.9 million cash distribution to the members of Neff Holdings LLC (the "June 2014 Distribution"), to pay incentive bonuses earned in connection with consummation of the refinancing to management and certain members of the Company's board of managers (the "Transaction Bonus") and to pay fees and expenses. As a result of the repayment of the Senior Secured Notes, the Company recorded a loss on debt extinguishment of $15.9 million (including $8.7 million of unamortized debt issue costs and $7.2 million for call premiums).

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—REFINANCING (Continued)

        The sources and uses of the refinancing are as follows (in thousands):

Sources		Uses
Second Lien Loan	$575,000	Redeem Senior Secured Notes	$200,000
		Call premium on Senior Secured Notes	7,218
		Accrued interest on Senior Secured Notes	1,283
		Revolving Credit Facility debt issue costs and accrued interest	1,675
		Second Lien Loan debt issue costs	7,914
		Second Lien Loan original issue discount	2,875
		Transaction Bonus	24,150
		Distribution to members	329,885

Total sources	$575,000		$575,000

NOTE 3—INTANGIBLE ASSETS

        The carrying amount and accumulated amortization of intangible assets as of June 30, 2014 and December 31, 2013, consisted of the following (in thousands, except as noted):

		June 30, 2014
	Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Indefinite life:
Trademarks and tradenames	N/A	$10,854	$—	$10,854
Finite life:
Customer list	12	13,987	(7,484)	6,503

Total intangible assets		$24,841	$(7,484)	$17,357

		December 31, 2013
	Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Indefinite life:
Trademarks and tradenames	N/A	$10,854	$—	$10,854
Finite life:
Customer list	12	13,987	(6,731)	7,256

Total intangible assets		$24,841	$(6,731)	$18,110

        During the six months ended June 30, 2014 and 2013, amortization expense related to the customer list was $0.8 million and $0.9 million, respectively.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—INTANGIBLE ASSETS (Continued)

        The customer list is amortized on an accelerated basis, based on estimated cash flows over the useful life of the customer list. Accumulated amortization and expected future annual amortization expense are as follows (in thousands):

Accumulated amortization at June 30, 2014	$7,484
Estimated amortization expense
Remainder of 2014	757
2015	1,286
2016	1,070
2017	877
2018	719
2019 through 2022	1,794

Total	$13,987

NOTE 4—DEBT

        Debt consisted of the following as of June 30, 2014 and December 31, 2013 (in thousands, except percent data):

	December 31, 2013	June 30, 2014
Revolving Credit Facility with interest ranging from the lender's prime rate plus up to 1.5% to LIBOR plus up to 2.5% (2.8% at June 30, 2014)	$279,200	$324,173
Second Lien Loan with interest of LIBOR plus 6.3%, with 1.0% LIBOR floor, net of unamortized discount of $2,858 (7.3% at June 30, 2014)	—	572,142
Senior Secured Notes	200,000	—

Total indebtedness	$479,200	$896,315

        On October 1, 2010, Neff Rental LLC and Neff LLC entered into its senior secured revolving credit facility (the "Revolving Credit Facility") as co-borrowers. The obligations under the Revolving Credit Facility are guaranteed by Neff Holdings LLC. The Revolving Credit Facility is secured by a first priority security interest in substantially all of the Company's assets. Interest on any base rate loans under the Revolving Credit Facility is due quarterly and interest on any LIBOR rate loans under the Revolving Credit Facility is due at three month intervals or, if shorter, at the end of the selected LIBOR period. Availability under the Revolving Credit Facility is subject to a borrowing base formula consisting of eligible accounts receivable and eligible rental fleet.

        In May 2011, Neff Rental LLC and Neff Rental Finance Corp., as co-issuers, completed a private offering of $200.0 million aggregate principal amount of 9.625% Senior Secured Notes (the "Senior Secured Notes"). Neff Rental Finance Corp. was formed in April 2011 for the sole purpose of co-issuing the Senior Secured Notes and had been capitalized with an amount of cash required to satisfy minimum statutory requirements. The terms of the Senior Secured Notes were governed by an indenture. The obligations under the Senior Secured Notes were guaranteed by Neff Holdings LLC and Neff LLC and were secured by a second priority security interest in substantially all of the Company's assets. Interest on

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—DEBT (Continued)

the Senior Secured Notes was payable in cash semi-annually in arrears on May 15 and November 15 of each year. The Senior Secured Notes maturity date was May 15, 2016. The Senior Secured Notes were repaid in full on June 9, 2014 (Note 2). Following the repayment of the Senior Secured Notes, Neff Rental Finance Corp. was dissolved on July 18, 2014.

        On March 12, 2012, the Revolving Credit Facility was amended (the "March 2012 Amendment"). The March 2012 Amendment increased total borrowing capacity to $200.0 million, provided for a mechanism whereby the Company could request (but the lenders under the Revolving Credit Facility have no obligation to provide) up to $100.0 million of incremental revolving loan commitments under the Revolving Credit Facility, reduced applicable margins applicable to loans and other credit extensions, extended the maturity to the earlier of March 12, 2016 and ninety days prior to the maturity date of the Senior Secured Notes and modified the excess availability requirements relating to cash dominion and the implementation of certain financial covenants.

        On October 25, 2012, the Revolving Credit Facility was amended (the "October 2012 Amendment"). The October 2012 Amendment increased total maximum borrowing capacity from $200.0 million to $225.0 million.

        On November 20, 2013, the Revolving Credit Facility was amended and restated (the "2013 Amendment and Restatement"). Among other things, the 2013 Amendment and Restatement increased total maximum borrowing capacity from $225.0 million to $375.0 million, provided for a mechanism whereby the Company could request up to $25.0 million of incremental revolving loan commitments under the Revolving Credit Facility, permitted the payment of a $110.0 million cash distribution to the members of Neff Holdings LLC (the "2013 Distribution"), extended the maturity to the earlier of November 20, 2018 and ninety days prior to the maturity date of the Senior Secured Notes and modified the excess availability requirements relating to cash dominion and the implementation of certain financial covenants and covenants relating to appraisals and field audits. Following the repayment of the Senior Secured Notes, the maturity date of the Revolving Credit Facility is November 20, 2018.

        The obligations under the Second Lien Credit Agreement are guaranteed by Neff Holdings LLC and Neff LLC and are secured by a second priority security interest in substantially all of the Company's assets. The Second Lien Loan included a $2.9 million original issue discount that will be amortized as interest expense over the term of the Second Lien Loan. The Second Lien Loan has a maturity date of June 9, 2021.

        On June 9, 2014, in connection with entering into the Second Lien Credit Agreement and repayment of the Senior Secured Notes, the Revolving Credit Facility was further amended (the "June 2014 Amendment"). Among other things, the June 2014 Amendment increased total maximum borrowing capacity from $375.0 million to $425.0 million, permitted the payment of the June 2014 Distribution, permitted the payment of the Transaction Bonus, permitted the repayment of the Senior Secured Notes and modified the consolidated total leverage ratio covenant. As of June 30, 2014, total availability under the Revolving Credit Facility was $96.1 million.

        The Company paid approximately $7.9 million in June 2014 of debt issue costs related to the Second Lien Loan, which are amortized over the term of the Second Lien Loan utilizing the effective interest method. The Company paid approximately $1.2 million in June 2014 of debt issue costs related to the June 2014 Amendment, which are amortized over the term of the Revolving Credit Facility. Accumulated

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—DEBT (Continued)

amortization at June 30, 2014 for debt issue costs was $2.7 million and $0.1 million for the Revolving Credit Facility and Second Lien Loan, respectively.

        The Revolving Credit Facility and Senior Lien Credit Agreement contain various affirmative, negative and financial reporting covenants. The covenants, among other things, place restrictions on the Company's ability to acquire and sell assets, incur additional indebtedness and prepay other indebtedness other than the Revolving Credit Facility. The Company is subject to certain financial covenants under its Revolving Credit Facility if availability declines below $42.5 million. The Company was in compliance with all financial covenants under the Revolving Credit Facility and the Second Lien Credit Agreement as of June 30, 2014.

        The Company had $4.5 million in outstanding letters of credit at June 30, 2014 and December 31, 2013, that were primarily associated with its insurance coverage.

NOTE 5—DERIVATIVE FINANCIAL INSTRUMENTS

        On October 1, 2010, the Company recorded interest rate swaps ("Interest Rate Swaps") on its balance sheet as a liability at a fair value of $16.9 million. The Interest Rate Swaps were not accounted for as hedges and changes in fair value were included directly in the statement of operations. The Company reduced the accrued swap liability by the amount of the semi-annual net settlement as settlements were made. Under the terms of the Interest Rate Swaps, a semiannual net settlement was made on January 4 and July 4 each year for the difference between the fixed rate of 5.621% and the variable rate based upon the six month LIBOR rate on the notional amount of the Interest Rate Swaps. On January 4, 2013, the Company made the final payment of $2.5 million and the agreement for the Interest Rate Swaps expired. The Company did not record a gain or loss on interest rate swaps for the six months ended June 30, 2014 or 2013.

        The Company's hedging transactions are authorized and executed pursuant to its regularly reviewed policies and procedures, which prohibit the use of derivative financial instruments for trading or speculative purposes.

NOTE 6—INCOME TAXES

        Neff Holdings LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. The Company is not subject to income taxes for federal and state purposes. Rather, taxable income or loss is included in the respective federal and state income tax returns of the Company's members.

        On October 1, 2010, the Company purchased substantially all of the assets of Neff Holdings Corp. and certain of its affiliates (collectively, the "Predecessor") in connection with the Predecessor's bankruptcy cases under chapter 11 of title 11 of the United States Code.

        At June 30, 2014 and December 31, 2013, the amount of uncertain tax positions was approximately $4.8 million. The uncertain tax positions relate solely to tax positions taken by the Predecessor prior to the acquisition by the Company, and are recorded in accrued expenses and other liabilities. The Company's practice is to recognize interest and penalties on uncertain tax positions in income tax expense. In addition, the Company has accrued interest and penalties of $2.6 million and $2.3 million as of June 30, 2014 and December 31, 2013, respectively, which is also recorded in accrued expenses and other liabilities.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2014
	(in thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest	$12,236	$14,893
Non-cash investing activities:
Purchases of rental equipment included in accounts payable and other accrued liabilities at period end	$24,161	$24,947

NOTE 8—FAIR VALUE DISCLOSURES

        The carrying amounts for accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to their immediate to short-term maturity. The fair value of the Revolving Credit Facility approximates its carrying value as of June 30, 2014 and December 31, 2013, as the variable interest rate approximates market rates. The fair value of the Second Lien Loan approximates its carrying value as of June 30, 2014, as the variable interest rate approximates market rates.

        The FASB has established a framework for measuring fair value and requires that assets and liabilities measured at fair value be classified and disclosed in one of the following three categories:

        Level 1: Quoted market prices in active markets for identical assets or liabilities

        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

        Level 3: Unobservable inputs that are not corroborated by market data

        The Company used the following methods to measure the fair value of certain assets and liabilities:

        Senior Secured Notes.    The fair value of the Senior Secured Notes was calculated based on information from third party financial institutions supported by minimal market activity, and may not be representative of the prices that would be derived from a more active market. The Senior Secured Notes were classified as Level 2.

        The following table reflects the carrying amount and fair value of the Senior Secured Notes as of June 30, 2014 and December 31, 2013 (in thousands):

	December 31, 2013		June 30, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Secured Notes	$200,000	$212,376	$—	$—

        The Company made the final scheduled semi-annual net payment for the Interest Rate Swaps on January 4, 2013 and as a result, the Interest Rate Swaps were not measured as of June 30, 2014 or December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
Neff Holdings LLC

        We have audited the accompanying consolidated balance sheets of Neff Holdings LLC and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, members' (deficit) surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neff Holdings LLC and subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
September 3, 2014

NEFF HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2012	December 31, 2013
ASSETS
Cash and cash equivalents	$586	$190
Accounts receivable, net of allowance for doubtful accounts of $1,639 in 2013 and $1,472 in 2012	49,845	55,598
Inventories	1,666	1,709
Rental equipment, net	315,880	347,256
Property and equipment, net	21,827	25,915
Prepaid expenses and other assets	10,653	19,159
Goodwill	58,765	58,765
Intangible assets, net	19,837	18,110

Total assets	$479,059	$526,702

LIABILITIES AND MEMBERS' SURPLUS
Liabilities
Accounts payable	$28,442	$11,514
Accrued expenses and other liabilities	34,147	32,906
Interest rate swaps	2,484	—
Revolving credit facility	142,621	279,200
Senior secured notes	200,000	200,000

Total liabilities	407,694	523,620

Commitments and contingencies (Note 12)
Members' surplus
Members' surplus (deficit)	103,088	(5,688)
Accumulated (deficit) surplus	(31,723)	8,770

Total members' surplus	71,365	3,082

Total liabilities and members' surplus	$479,059	$526,702

The accompanying notes are an integral part of these consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013
Revenues
Rental revenues	$234,609	$281,038
Equipment sales	44,828	33,487
Parts and service	11,540	12,682

Total revenues	290,977	327,207

Cost of revenues
Cost of equipment sold	25,528	19,204
Depreciation of rental equipment	66,017	70,768
Maintenance of rental equipment	69,337	74,482
Cost of parts and service	6,982	7,677

Total cost of revenues	167,864	172,131

Gross profit	123,113	155,076

Other operating expenses
Selling, general and administrative expenses	71,621	78,617
Other depreciation and amortization	9,041	8,968

Total other operating expenses	80,662	87,585

Income from operations	42,451	67,491

Other expenses
Interest expense	23,221	24,598
Loss on interest rate swaps	102	—
Amortization of debt issue costs	1,461	1,929

Total other expenses	24,784	26,527

Income before income taxes	17,667	40,964
Provision for income taxes	(159)	(471)

Net income	$17,508	$40,493

Net income (loss) per unit
Basic	$1.90	$4.40
Diluted	$1.83	$4.14
Weighted average units used in income (loss) per unit
Basic	9,200	9,200
Diluted	9,587	9,781

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

(unaudited)(Note 1)

Income before income taxes		$40,964
Pro forma provision for income taxes (39% assumed statutory tax rate)		(15,976)

Pro forma net income		$24,988

Pro forma net income per share
Basic	$

Diluted	$

Weighted average shares outstanding:
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' (DEFICIT) SURPLUS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)

	Member Units	Members' Surplus (Deficit)	Accumulated (Deficit) Surplus	Total
BALANCE—December 31, 2011	9,200	$101,610	$(49,231)	$52,379
Equity—based compensation expense	—	1,478	—	1,478
Net income	—	—	17,508	17,508

BALANCE—December 31, 2012	9,200	103,088	(31,723)	71,365
Return of capital to members (Note 7)	—	(110,000)	—	(110,000)
Equity—based compensation expense	—	1,224	—	1,224
Net income	—	—	40,493	40,493

BALANCE—December 31, 2013	9,200	$(5,688)	$8,770	$3,082

The accompanying notes are an integral part of these consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013
Cash Flows from Operating Activities
Net income	$17,508	$40,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	73,050	78,009
Amortization of debt issue costs	1,461	1,929
Amortization of intangible assets	2,008	1,727
Gain on sale of equipment	(19,300)	(14,283)
Provision for bad debt	1,975	2,278
Equity-based compensation expense	1,478	1,224
Loss on interest rate swaps	102	—
Changes in operating assets and liabilities:
Accounts receivable	(13,544)	(8,031)
Inventories, prepaid expenses and other assets	(2,041)	(425)
Accounts payable	1,029	1,009
Accrued expenses and other liabilities	4,605	4,480

Net cash provided by operating activities	68,331	108,410

Cash Flows from Investing Activities
Purchases of rental equipment	(159,192)	(144,483)
Proceeds from sale of equipment	44,828	33,487
Purchases of property and equipment	(11,556)	(11,852)
Interest rate swap payments	(5,102)	(2,484)

Net cash used in investing activities	(131,022)	(125,332)

Cash Flows from Financing Activities
Repayments under revolving credit facility	(86,540)	(105,867)
Borrowings under revolving credit facility	150,461	242,446
Return of capital to members	—	(110,000)
Debt issue costs	(806)	(10,053)

Net cash provided by financing activities	63,115	16,526

Net increase (decrease) in cash and cash equivalents	424	(396)
Cash and cash equivalents, beginning of year	162	586

Cash and cash equivalents, end of year	$586	$190

The accompanying notes are an integral part of these consolidated financial statements.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        Neff Holdings LLC, a Delaware limited liability company ("Neff Holdings LLC"), is wholly-owned by certain affiliates of Wayzata Investment Partners LLC ("Wayzata"). Neff Holdings LLC operates as a holding company of its wholly-owned direct and indirect subsidiaries, Neff LLC ("Neff LLC"), Neff Rental LLC ("Neff Rental LLC") and Neff Rental Finance Corp. ("Neff Rental Finance Corp." and together with Neff Rental LLC, Neff LLC and Neff Holdings LLC, the "Company"). The Company owns and operates equipment rental locations throughout the eastern, southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

        The Company has evaluated subsequent events through the date these financial statements were available to be issued on September 3, 2014.

        All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of the consolidated financial statements including those related to depreciation, bad debts, income taxes, self-insurance reserves, goodwill and intangible assets, derivative financial instruments and contingencies. Management relies on historical experience and other assumptions, believed to be reasonable under the circumstances, in making its judgments and estimates. Actual results could differ from those judgments and estimates.

Recognition of Revenue

        The Company recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is probable.

        Rental revenues in the consolidated statements of operations include revenues earned on equipment rentals and related revenues such as the fees the Company charges for the pickup and delivery of equipment, damage waivers and other surcharges. Revenues earned on equipment rentals are recognized as earned over the contract period which may be daily, weekly or monthly. Revenues earned on pick-up and delivery fees, damage waivers and other surcharges, are recognized at the time the services are provided.

        Revenues from the sale of equipment and parts are recognized at the time of delivery to, or pick-up by the customer and when all obligations under the sales contract have been fulfilled. Service revenues are recognized at the time the services are provided.

        Sales taxes collected are not included in reported sales.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

Delivery Costs

        Depreciation of delivery vehicles is included in other operating expenses in the consolidated statements of operations and amounted to approximately $5.7 million and $5.9 million for the years ended December 31, 2013 and 2012, respectively. All other delivery related costs are included in cost of revenues.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

        Inventories, which consist principally of parts and supplies, are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Comprehensive Income (Loss)

        The Company had no items of other comprehensive income (loss) in any of the periods presented.

Property and Equipment

        Property and equipment is initially recorded at original cost and is stated net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized at cost. Repairs and maintenance are expensed as incurred. Leasehold improvements are amortized using the straight-line method over their useful lives or the life of the lease, whichever is shorter.

        The Company assigns the following estimated useful lives to these categories:

Category
Buildings	30 years
Office equipment	2-8 years
Service equipment and vehicles	2-8 years
Shop equipment	7 years

Rental Equipment

        Rental equipment is initially recorded at original cost and is stated net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to eight years with estimated 10-20% residual values).

        The Company routinely reviews the assumptions utilized in computing rates of depreciation of its rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. The Company may be required to change these estimates based on changes in its industry,

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

end markets or other circumstances. If these estimates change in the future, the Company may be required to recognize increased or decreased depreciation expense for these assets.

Valuation of Long-lived Assets

        Long-lived assets and intangibles with finite useful lives (customer list) are evaluated for impairment if events or circumstances suggest that assets may be impaired. An assessment of recoverability is performed prior to any write-down of assets based on the undiscounted cash flows of the assets. An impairment charge is recorded on those assets considered impaired for which the estimated fair value is below the carrying amount.

Prepaid Expenses and Other Assets

        Prepaid expenses and other assets primarily include debt issue costs, prepaid expenses and deposits. Debt issue costs are amortized over the term of the debt utilizing the effective interest method (see Note 7).

Allowance for Doubtful Accounts

        Allowances for doubtful accounts are based on estimated losses related to accounts receivable balances. The establishment of allowances requires the use of judgments and assumptions regarding estimated losses on accounts receivable balances.

Insurance

        The Company is insured against general liability claims, workers' compensation claims and automobile liability claims up to specified limits per claim and in the aggregate, subject to deductibles per occurrence of up to $0.3 million. Insured losses within these deductible amounts are accrued based upon the aggregate liability for reported claims incurred as well as an estimated liability for claims incurred but not reported. These liabilities are not discounted and are classified in accrued expenses and other liabilities. The Company is self-insured for group medical and dental claims. The Company has accrued a liability net of expected insurance recoveries for unpaid claims, including incurred but not reported claims, totaling $2.9 million, for insurance as of December 31, 2013 and 2012. The Company had $4.5 million in outstanding letters of credit at December 31, 2013 that were associated with its insurance coverage.

Income Taxes

        Neff Holdings LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes (see Note 11). Accordingly, income taxes are the responsibility of the members.

Goodwill and Intangible Assets

        Goodwill and trademarks and tradenames are reviewed at least annually (October 1 annual test date) for impairment. Acquired intangible assets with finite useful lives (customer list) are amortized over their useful lives (see Note 5). The Company expenses costs to renew or extend the term of a recognized intangible asset.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

Fair Value of Financial Instruments

        The fair market value of financial instruments held by the Company is based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such assets or liabilities.

        The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair market value due to the short term maturities of these instruments unless otherwise disclosed in these consolidated financial statements (see Note 14).

Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled approximately $0.5 million for the years ended December 31, 2013 and 2012.

Segment Reporting

        The Company's operations consist of the rental and sale of equipment, and parts and services in one operating segment and one reportable segment. The Company's chief operating decision maker is its Board of Managers. The Board of Managers is comprised of six individuals. Five of the individuals on the Board of Managers are elected by members of Neff Holdings LLC who hold more than a majority of the issued and outstanding Class A Units and the remaining manager is the Company's Chief Executive Officer. The Board makes and approves key strategic resource allocation decisions and reviews the performance of the Company. The Company operates in the United States and had minimal international sales for each of the periods presented.

Recently Issued Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, which provides guidance on recognizing revenue. The guidance includes steps an entity should apply to achieve the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual and interim reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company expects to adopt ASU 2014-09 when effective, and the impact on the Company's financial statements is not currently estimable.

Pro Forma Statements of Operations (unaudited)

  Pro forma income taxes

        Neff Corporation will be subject to federal, state and local income tax upon completion of its initial public offering.

        The pro forma income tax provision presents the Company's results from operations as if it were subject to federal, state and local income tax. However, only a portion of the Company's units will be purchased in connection with the initial public offering of Neff Corporation, therefore only a portion of the Company's earnings will be taxed at Neff Corporation's statutory corporate income tax rate of 39.0%. The Company anticipates that the actual consolidated effective tax rate of Neff Corporation will be lower

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

than 39.0% and will be dependent upon the number of units purchased in connection with the initial public offering of Neff Corporation.

  Earnings per unit

        In connection with the initial public offering of Neff Corporation, the Company anticipates completing a unit distribution of                 units for each unit outstanding as of the date of the consummation of the initial public offering.

        Pro forma weighted average units outstanding reflect the pro forma effect of the unit distribution as if it had occurred as of January 1, 2013.

  Basic weighted average units outstanding:

Incremental units(1)
Basic weighted average units outstanding

Total pro forma units for purposes of calculating pro forma basic net income per unit

(1)
Represents incremental units assumed to have funded distributions within the twelve months prior to the initial public offering.

2013 Distribution	$
June 2014 Distribution

Total Distributions
IPO offering price	$

Incremental units

  Diluted weighted average units outstanding:

Incremental units(1)	$
Diluted weighted average units outstanding(2)	$

Total pro forma diluted units for purposes of calculating pro forma diluted net income per unit

(1)
Represents incremental units assumed to have funded distributions within the twelve months prior to the initial public offering.

(2)
Includes                units issued to management and members of the board.

NOTE 2—ACCOUNTS RECEIVABLE

        The majority of the Company's customers are engaged in construction and industrial business throughout the eastern, southern and western regions of the United States. The Company extends credit to its customers and evaluates collectibility of accounts receivable based upon an evaluation of the customers' financial condition and credit history. For receivables from certain types of construction projects, the Company's policy is to secure its accounts receivable by obtaining liens on the customer's projects and

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—ACCOUNTS RECEIVABLE (Continued)

issuing notices of the liens to the projects' owners and general contractors. All other receivables are generally unsecured.

        The following table summarizes activity for allowance for doubtful accounts (in thousands):

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013
Beginning balance	$1,925	$1,472
Provision for bad debt	1,975	2,278
Charge offs	(2,428)	(2,111)

Ending balance	$1,472	$1,639

NOTE 3—RENTAL EQUIPMENT

        Rental equipment consisted of the following as of December 31, 2013 and 2012 (in thousands):

	December 31, 2012	December 31, 2013
Rental equipment	$439,907	$514,520
Less accumulated depreciation	(124,027)	(167,264)

Rental equipment, net	$315,880	$347,256

NOTE 4—PROPERTY AND EQUIPMENT

        Property and equipment consist of the following as of December 31, 2013 and 2012 (in thousands):

	December 31, 2012	December 31, 2013
Land	$25	$25
Buildings	55	55
Leasehold improvements	1,624	2,480
Office equipment	1,836	2,483
Service equipment and vehicles	32,967	40,589
Shop equipment	1,506	1,984

	38,013	47,616
Less: accumulated depreciation	(16,186)	(21,701)

Property and equipment, net	$21,827	$25,915

        Depreciation expense for property and equipment was $7.2 million and $7.0 million for the years ended December 31, 2013 and 2012, respectively.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—INTANGIBLE ASSETS

        The Company's trademarks and tradenames are intangible assets with indefinite useful lives. The Company tests its trademarks and tradenames for impairment annually or as of an interim date if circumstances suggest that assets may be impaired. As part of its annual impairment testing of intangible assets, the Company may perform a qualitative or quantitative assessment. If a quantitative test is performed, the fair value of the trademarks and tradenames is measured using the royalty savings method which includes inputs such as revenue, a royalty rate and a discount rate, to reflect the savings realized by owning the trademarks and tradenames, and thus not having to pay a royalty fee to a third party. The Company tested its trademarks and tradenames as of October 1, 2013, and determined that its trademarks and tradenames were not impaired.

        The carrying amount and accumulated amortization of intangible assets as of December 31, 2013 and 2012, consisted of the following (in thousands, except as noted):

		December 31, 2013
	Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Indefinite life:
Trademarks and tradenames	N/A	$10,854	$—	$10,854
Finite life:
Customer list	12	13,987	(6,731)	7,256

Total intangible assets		$24,841	$(6,731)	$18,110

		December 31, 2012
	Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Indefinite life:
Trademarks and tradenames	N/A	$10,854	$—	$10,854
Finite life:
Customer list	12	13,987	(5,004)	8,983

Total intangible assets		$24,841	$(5,004)	$19,837

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—INTANGIBLE ASSETS (Continued)

        The customer list is amortized on an accelerated basis, based on estimated cash flows over the useful life of the customer list. Accumulated amortization and expected future annual amortization expense are as follows (in thousands):

Accumulated amortization at December 31, 2013	$6,731
Estimated amortization expense
2014	1,510
2015	1,286
2016	1,070
2017	877
2018	719
2019 through 2022	1,794

Total	$13,987

        Amortization expense related to the customer list was $1.7 million and $2.0 million for the years ended December 31, 2013 and 2012, respectively.

NOTE 6—GOODWILL

        Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment annually or, if necessary, more frequently if events indicate a decline in fair value below its carrying value. As part of its annual impairment testing of goodwill, the Company may perform a qualitative or quantitative assessment. Should the qualitative assessment indicate that the two-step impairment test must be performed, the Company must first determine whether the fair value of the reporting unit exceeds the carrying value. If the fair value of the goodwill is less than the implied value, the Company is required to write-off the excess goodwill as an operating expense.

        The Company uses an equally weighted combination of the income and market approaches when performing its two-step impairment test of goodwill. The Company assigns an equal weight to the respective methods as they are both acceptable valuation approaches in determining the fair value of a business.

        The income approach establishes fair value by methods which discount or capitalize earnings and/or cash flow by a discount or capitalization rate that reflects market rate of return expectations, market conditions and the risk of the relative investment. The Company uses a discounted cash flow method when applying the income approach. The market approach establishes fair value by comparing the Company to publicly traded companies or by analyzing actual transactions of similar businesses.

        The Company tested its goodwill as of October 1, 2013, and determined that its goodwill was not impaired. There were no changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—DEBT

        Debt consisted of the following as of December 31, 2013 and 2012 (in thousands, except percent data):

	December 31, 2012	December 31, 2013
Revolving Credit Facility with interest ranging from the lender's prime rate plus up to 1.5% to LIBOR plus up to 2.5% (2.8% at December 31, 2013)	$142,621	$279,200
Senior Secured Notes	200,000	200,000

Total indebtedness	$342,621	$479,200

        On October 1, 2010, Neff Rental LLC and Neff LLC entered into its senior secured revolving credit facility (the "Revolving Credit Facility") as co-borrowers. The obligations under the Revolving Credit Facility are guaranteed by Neff Holdings LLC. The Revolving Credit Facility is secured by a first priority security interest in substantially all of the Company's assets. Interest on any base rate loans under the Revolving Credit Facility is due quarterly and interest on any LIBOR rate loans under the Revolving Credit Facility is due at three month intervals or, if shorter, at the end of the selected LIBOR period. Availability under the Revolving Credit Facility is subject to a borrowing base formula consisting of eligible accounts receivable and eligible rental fleet.

        In May 2011, Neff Rental LLC and Neff Rental Finance Corp., as co-issuers (the "Co-Issuers"), completed a private offering of $200.0 million aggregate principal amount of 9.625% Senior Secured Notes (the "Senior Secured Notes"). Neff Rental Finance Corp. was formed in April 2011 for the sole purpose of co-issuing the Senior Secured Notes and has been capitalized with an amount of cash required to satisfy minimum statutory requirements. Except with respect to such amount of cash, Neff Rental Finance Corp. does not have any assets, operations or revenues. The terms of the Senior Secured Notes are governed by an indenture (the "Indenture"). The obligations under the Senior Secured Notes are guaranteed by Neff Holdings LLC and Neff LLC (the "Guarantors") and are secured by a second priority security interest in substantially all of the Company's assets. Interest on the Senior Secured Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year. The Senior Secured Notes mature on May 15, 2016.

        On March 12, 2012, the Revolving Credit Facility was amended (the "March 2012 Amendment"). The March 2012 Amendment increased total borrowing capacity to $200.0 million, provided for a mechanism whereby the Company could request (but the lenders under the Revolving Credit Facility have no obligation to provide) up to $100.0 million of incremental revolving loan commitments under the Revolving Credit Facility, reduced applicable margins applicable to loans and other credit extensions, extended the maturity to the earlier of March 12, 2016 and ninety days prior to the maturity date of the Senior Secured Notes (to the extent any Senior Secured Notes remain outstanding on such date) and modified the excess availability requirements relating to cash dominion and the implementation of certain financial covenants.

        On October 25, 2012, the Revolving Credit Facility was amended (the "October 2012 Amendment"). The October 2012 Amendment increased total maximum borrowing capacity from $200.0 million to $225.0 million.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—DEBT (Continued)

        On November 20, 2013, the Revolving Credit Facility was amended and restated (the "2013 Amendment and Restatement"). Among other things, the 2013 Amendment and Restatement increased total maximum borrowing capacity from $225.0 million to $375.0 million, provided for a mechanism whereby the Company could request (but the lenders under the Revolving Credit Facility have no obligation to provide) up to $25.0 million of incremental revolving loan commitments under the Revolving Credit Facility, permitted the payment of a $110.0 million cash distribution to the members of Neff Holdings LLC (the "2013 Distribution"), extended the maturity to the earlier of November 20, 2018 and ninety days prior to the maturity date of the Senior Secured Notes (to the extent any Senior Secured Notes remain outstanding on such date) and modified the excess availability requirements relating to cash dominion and the implementation of certain financial covenants and covenants relating to appraisals and field audits. As of December 31, 2013, total availability under the Revolving Credit Facility was $91.1 million.

        In connection with the 2013 Amendment and Restatement, the Indenture and the intercreditor agreement that relates to the Senior Secured Notes (the "Intercreditor Agreement") were amended (together with the 2013 Amendment and Restatement, the "2013 Amendments"). The amendment to the Indenture, among other things, amended (i) the debt incurrence covenant contained in the Indenture to allow for first-priority lien credit facilities of up to the greater of $400 million and the Borrowing Base (as defined in the Indenture), (ii) the restricted payments covenant contained in the Indenture to permit the payment of the 2013 Distribution, and (iii) certain definitions contained in the Indenture. The amendment to the Intercreditor Agreement amended certain provisions in the Intercreditor Agreement so that the liens on collateral securing the first-priority lien credit facilities referred to above will be senior in all respects and prior to any lien on collateral securing the obligations under the Indenture, on the terms set forth in the Intercreditor Agreement.

        The Company paid approximately $10.1 million in 2013 of debt issue costs related to the 2013 Amendments ($2.4 million and $7.7 million related to the Revolving Credit Facility and Senior Secured Notes, respectively), which are amortized over the terms of the Revolving Credit Facility and Senior Secured Notes utilizing the effective interest method. Accumulated amortization at December 31, 2013 for debt issue costs was $2.0 million and $2.7 million for the Revolving Credit Facility and Senior Secured Notes, respectively. Accumulated amortization at December 31, 2012 for debt issue costs was $1.3 million and $1.4 million for the Revolving Credit Facility and Senior Secured Notes, respectively.

        The Revolving Credit Facility and Senior Secured Notes contain various affirmative, negative and financial reporting covenants. The covenants, among other things, place restrictions on the Company's ability to acquire and sell assets, incur additional indebtedness and prepay other indebtedness other than the Revolving Credit Facility. The Company is subject to certain financial covenants under its Revolving Credit Facility if availability declines below $46.9 million. The Company was in compliance with all financial covenants under the Revolving Credit Facility and the Senior Secured Notes as of December 31, 2013.

NOTE 8—EQUITY—BASED COMPENSATION

        Neff Holdings LLC adopted the Neff Holdings LLC Management Equity Plan on October 1, 2010 (the "2010 Equity Plan"). Under the 2010 Equity Plan, Neff Holdings LLC may grant options or other equity based awards to acquire Neff Holdings LLC class B limited voting membership units to employees (including executive officers) and non-employee directors of the Company.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—EQUITY—BASED COMPENSATION (Continued)

        On October 12, 2010, under the 2010 Equity Plan, Neff Holdings LLC granted options to certain employees of the Company to acquire an aggregate of 800,000 class B limited voting membership units (the "2010 Employee Options"). The 2010 Employee Options will vest as follows: 62.5% will vest over time (the "Service Options") and the remaining 37.5% will vest in equal installments upon the achievement of certain earnings-based targets (the "Performance Options"). Each employee's Service Options will vest in equal installments on each of the first four anniversaries of the grant date beginning with October 12, 2011. The vesting of the Performance Options is subject to periodic or cumulative achievement of certain earnings-based targets over four periods beginning with the period October 1, 2010 through December 31, 2011 and then over the next three calendar years. If any of the Performance Options do not vest over the vesting period, then any unvested Performance Options terminate. The 2010 Employee Options had an exercise price of $23.86 per share (see Option Amendment below in this Note 8), which price was not less than the fair market value of a class B limited voting membership unit on the date of the grant. As of December 31, 2013 and 2012, 565,094 and 375,844 of the 2010 Employee Options had vested, respectively.

        On November 11, 2010, under the 2010 Equity Plan, Neff Holdings LLC granted options to acquire 21,374 class B limited voting membership units to two members of the Board of Managers (the "2010 Director Options," together with the 2010 Employee Options, the "2010 Options"). The 2010 Director Options will vest over time (25% of each 2010 Director Option will vest in equal installments on each of the first four anniversaries of November 11, 2010). The 2010 Director Options had an exercise price of $23.86 per share (see Option Amendment below in this Note 8), which price was not less than the fair market value of a class B limited voting membership unit on the date of the grant. As of December 31, 2013 and 2012, 16,031 and 10,687 of the 2010 Director Options had vested, respectively. As of December 31, 2013 and 2012, there were 221,626 class B limited voting membership units available for future grants of equity awards under the 2010 Equity Plan.

        Upon a change in control of Neff Holdings LLC, all of the then outstanding 2010 Options would fully vest and become exercisable. The fair value of the 2010 Options at grant date was estimated using the Black-Scholes multiple option model. The following weighted average assumptions were used to value the 2010 Options: an expected term of 5 years, a risk free rate of 1.17%, volatility of 50% and no expected dividends. The estimated weighted average fair value per option granted in 2010 was $6.07. The risk free rate for periods within the contracted life of the options was based on the yield on U.S. Treasury securities to extrapolate a forward yield curve. As Neff Holdings LLC's membership units are privately held and there has been no history of exercises and forfeitures, volatility was based on the average volatilities of public entities and expected life was based on management estimates considering maximum contractual terms and vesting periods at grant date.

        In 2011, the Company made a $120.0 million cash distribution to the members of Neff Holdings LLC as a return of capital (the "2011 Distribution"). On June 1, 2011, in connection with the 2011 Distribution, Neff Holdings LLC amended all of the 2010 Options (the "Option Amendment"). The Option Amendment, among other things, reduced the exercise price of the 2010 Options from $23.86 to $10.82 and modified the Performance Option component of the 2010 Employee Options by increasing the earnings-based targets over the remaining vesting period of the 2010 Employee Options. The Company accounted for the Option Amendment as a modification. The incremental compensation cost that resulted from the Option Amendment amounted to $1.0 million and is being recognized over the remaining vesting period of the 2010 Options.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—EQUITY—BASED COMPENSATION (Continued)

        Equity-based compensation expense relating to the Company's equity-based compensation awards was $1.2 million and $1.5 million for the years ended December 31, 2013 and 2012, respectively.

        The weighted average exercise price and the weighted average remaining contractual life of the options under the 2010 Equity Plan as of December 31, 2013 was $10.82 and 7 years, respectively. As of December 31, 2013 and 2012, Neff Holdings LLC had 778,374 class B limited voting membership unit options outstanding that were granted to employees and non-employee directors of the Company.

        The total compensation cost related to 2010 Employee Options not yet recognized as of December 31, 2013 totaled approximately $0.8 million; that cost is expected to be recognized over a period of 1 year for both the Service Options and the Performance Options. The total compensation cost related to 2010 Director Options not yet recognized as of December 31, 2013 totaled approximately $39.1 thousand; that cost is expected to be recognized over a period of 1 year. For the years ended December 31, 2013 and 2012, there were no grants, exercises or forfeitures of options.

NOTE 9—RETIREMENT PLAN

        The Company has a 401(k) plan for its employees (the "401(k) Plan"). Participating employees may contribute to the 401(k) Plan through salary deductions. Neff Rental LLC is the sponsor of the 401(k) Plan. The Company made $1.0 million and $0.8 million in matching contributions to the 401(k) Plan for the years ended December 31, 2013 and 2012, respectively.

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

        On October 1, 2010, as part of the Acquisition (Note 11), the Company recorded interest rate swaps ("Interest Rate Swaps") on its balance sheet as a liability at a fair value of $16.9 million. The Interest Rate Swaps were not accounted for as hedges and changes in fair value were included directly in the statement of operations. The Company reduced the accrued swap liability by the amount of the semi-annual net settlement as settlements were made. Under the terms of the Interest Rate Swaps, a semiannual net settlement was made on January 4 and July 4 each year for the difference between the fixed rate of 5.621% and the variable rate based upon the six month LIBOR rate on the notional amount of the Interest Rate Swaps. During 2012, the Company made semi-annual payments of $2.7 million and $2.4 million in January 2012 and July 2012, respectively. The Interest Rate Swaps had a notional amount of $100.0 million through January 4, 2013. On January 4, 2013, the Company made the final payment of $2.5 million and the agreement for the Interest Rate Swaps expired.

        The Company's hedging transactions are authorized and executed pursuant to its regularly reviewed policies and procedures, which prohibit the use of derivative financial instruments for trading or speculative purposes.

        The $0.1 million loss on interest rate swaps for the year ended December 31, 2012 was related to the change in the fair value of the Interest Rate Swaps. The Company did not record a gain or loss on interest rate swaps for the year ended December 31, 2013.

        The fair value of the Interest Rate Swaps as of December 31, 2012 was $2.5 million.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following tables provide details regarding the Company's derivative financial instruments (in thousands):

	For the Year Ended December 31, 2012		For the Year Ended December 31, 2013
	Loss Reclassified from Accumulated Other Comprehensive Loss to Earnings	Loss Recognized in Earnings(a)	Loss Reclassified from Accumulated Other Comprehensive Loss to Earnings	Loss Recognized in Earnings
Interest Rate Swaps	$—	$(102)	$—	$—

	December 31, 2013	December 31, 2012
	Fair Value of Derivative Liability	Fair Value of Derivative Liability(b)
Interest Rate Swaps (Note 14)	$—	$2,484

(a)
Classified in Other expenses—Loss on interest rate swaps.

(b)
Classified in Liabilities—Interest rate swaps

NOTE 11—INCOME TAXES

        Neff Holdings LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. The Company is not subject to income taxes for federal and state purposes. Rather, taxable income or loss is included in the respective federal and state income tax returns of the Company's members. Tax years 2010 through 2012 are open to examination by federal and state taxing authorities.

        In June 2012, the Company received notice from the Internal Revenue Service ("IRS") that the IRS would be auditing the 2010 federal tax return (the "IRS Predecessor Audit") of Neff Holdings Corp. On October 1, 2010, the Company purchased substantially all of the assets of Neff Holdings Corp. and certain of its affiliates (collectively, the "Predecessor") in connection with the Predecessor's bankruptcy cases under chapter 11 of title 11 of the United States Code (the "Acquisition"). The IRS Predecessor Audit began in July 2012 and in August 2013 the Company received notice from the IRS that the IRS had completed the IRS Predecessor Audit and had made no changes to the tax return. In November 2012, the Company received notice from the IRS that the IRS would be auditing the Company's 2010 federal tax return (the "IRS Company Audit"). The IRS Company Audit began in December 2012 and in December 2013 the Company received notice from the IRS that the IRS had completed the IRS Company Audit and had made no changes to the tax return.

        In connection with the Acquisition uncertain tax liabilities were assumed by the Company and are recorded in accrued expenses as of December 31, 2013 and 2012. At December 31, 2013 and 2012, the amount of uncertain tax positions recorded in accrued expenses was approximately $4.8 million and $4.9 million, respectively. No other income tax liabilities or assets are included in the balance sheets as of December 31, 2013 or December 31, 2012.

        The Company's practice is to recognize interest and penalties on uncertain tax positions in income tax expense. The Company recognized $0.5 million and $0.4 million for interest and penalties during the years ended December 31, 2013 and 2012, respectively. The Company has accrued interest and penalties of $2.3 million and $1.7 million as of December 31, 2013 and 2012, respectively. The Company expects to

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—INCOME TAXES (Continued)

reverse $4.4 million in uncertain tax positions and $2.1 million in interest and penalties during the year ending December 31, 2014.

        A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

Ending balance—December 31, 2011	$5,071
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions as a result of lapse of applicable statute of limitations	(195)

Ending balance—December 31, 2012	4,876
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions as a result of lapse of applicable statute of limitations	(126)

Ending balance—December 31, 2013	$4,750

NOTE 12—RELATED-PARTY TRANSACTIONS AND OTHER COMMITMENTS

Related Party Transactions

        For the years ended December 31, 2013 and 2012, the Company had no material related party transactions.

Operating Leases

        The Company leases real estate, rental equipment and other equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rental amounts. For leases with step rent provisions, under which the rental payments increase incrementally over the life of the lease, the Company recognizes the total minimum lease payments on a straight-line basis over the lease term. As of December 31, 2013, future minimum rental payments under non-cancelable operating lease arrangements are as follows for the years ending December 31 (in thousands):

2014	$6,246
2015	4,992
2016	3,341
2017	2,936
2018	1,864
Thereafter	2,072

$21,451

        Rental expense under operating lease arrangements amounted to approximately $6.9 million and $6.6 million years ended December 31, 2013 and 2012, respectively.

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED-PARTY TRANSACTIONS AND OTHER COMMITMENTS (Continued)

Litigation Matters

        The Company is party to legal proceedings and potential claims arising in the ordinary course of business. The Company's management does not believe that these matters will have a material effect on the Company's financial position, results of operations, or cash flows.

NOTE 13—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013
	(in thousands)
Supplemental Disclosures of Cash Flow Information (in thousands)
Cash paid for interest	$23,138	$24,676
Non-cash investing activities:
Purchases of rental equipment included in accounts payable and other accrued liabilities at year end	$33,039	$9,381
Non-cash financing activities:
Accrued Revolving Credit Facility debt issue costs	$—	$182

NOTE 14—FAIR VALUE DISCLOSURES

        The carrying amounts for accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to their immediate to short-term maturity. The fair value of the Revolving Credit Facility approximates its carrying value as of December 31, 2013, as variable interest rates approximate market rates.

        The Company used the following methods to measure the fair value of certain assets and liabilities:

        Interest Rate Swaps.    The Interest Rate Swaps were valued utilizing pricing models taking into account inputs such as interest rates and notional amounts (see Note 10).

        Senior Secured Notes.    The fair value of the Senior Secured Notes was calculated based on information from third party financial institutions supported by minimal market activity, and may not be representative of the prices that would be derived from a more active market.

        The following table reflects the carrying amount and fair value of the Senior Secured Notes as of December 31, 2013 and 2012 (in thousands):

	December 31, 2012		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Secured Notes	$200,000	$208,100	$200,000	$212,376

        The FASB has established a framework for measuring fair value and requires that assets and liabilities measured at fair value be classified and disclosed in one of the following three categories:

        Level 1: Quoted market prices in active markets for identical assets or liabilities

        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

NEFF HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—FAIR VALUE DISCLOSURES (Continued)

        Level 3: Unobservable inputs that are not corroborated by market data

        The Company made the final scheduled semi-annual net payment for the Interest Rate Swaps on January 4, 2013 and as a result, the Interest Rate Swaps were not measured as of December 31, 2013.

        The following table provides fair value measurement information of the Interest Rate Swaps measured on a recurring basis as of December 31, 2012 (in thousands):

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest Rate Swaps	$—	$2,484	$—

        There were no transfers into or out of Level 1, 2 or 3 during the years ended December 31, 2013 and 2012.

NOTE 15—SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of the quarterly operating results during 2013 and 2012 is as follows (in thousands):

	2013
	1st	2nd	3rd	4th
Revenues	$70,077	$80,290	$86,395	$90,445
Gross Profit	29,964	39,313	42,443	43,356
Income from operations	8,810	17,459	20,085	21,137

Net income	$2,314	$10,716	$13,498	$13,965

	2012
	1st	2nd	3rd	4th
Revenues	$60,786	$70,685	$76,448	$83,058
Gross Profit	22,518	29,729	34,583	36,283
Income from operations	3,717	9,877	14,170	14,687

Net (loss) income	$(2,508)	$3,668	$7,803	$8,545

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses to be paid by Neff Corporation, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee		$12,880
FINRA filing fee		15,500
NYSE listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

        Upon completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, Neff Corporation's amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated by-laws of Neff Corporation will provide that:

  •
  Neff Corporation shall indemnify its directors and officers for serving Neff Corporation in those capacities or for serving other business enterprises at Neff Corporation's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Neff Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  Neff Corporation may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  Neff Corporation is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  Neff Corporation will not be obligated pursuant to the amended and restated by-laws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by Neff Corporation's board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the amended and restated certificate of incorporation and amended and restated by-laws are not exclusive, and Neff Corporation is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

  •
  Neff Corporation may not retroactively amend the by-law provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

        Neff Corporation's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. Neff Corporation also maintains directors and officers insurance to insure such persons against certain liabilities.

        These indemnification provisions and the indemnification agreements entered into between Neff Corporation and its officers and directors may be sufficiently broad to permit indemnification of Neff Corporation's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of Neff Corporation and Neff Holdings LLC and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities.

        On August 31, 2014, Neff Corporation agreed to issue 100 shares of common stock, par value $0.01 per share, to Wayzata in exchange for $100. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

        We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

  (b)
  Financial Statement Schedules.

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.    Undertakings.

        The undersigned Neff Corporation hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Neff Corporation pursuant to the foregoing provisions, or otherwise, Neff Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Neff Corporation of expenses incurred or paid by a director, officer, or controlling person of Neff Corporation in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Neff Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Neff Corporation hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Neff Corporation pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Neff Corporation has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida on the 29th day of October, 2014.

NEFF CORPORATION
By:	/s/ MARK IRION Mark Irion Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GRAHAM HOOD Graham Hood	President, Chief Operating Officer and Director (Principal Executive Officer)	October 29, 2014
/s/ MARK IRION Mark Irion	Chief Financial Officer (Principal Accounting and Financial Officer)	October 29, 2014

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation of Neff Corporation, to be in effect upon the completion of this offering

3.2	*	Form of Amended and Restated By-laws of Neff Corporation, to be in effect upon the completion of this offering

4.1	*	Form of Class A common stock certificate of Neff Corporation

5.1	*	Opinion of Latham & Watkins LLP

10.1	*	Form of Tax Receivable Agreement

10.2	*	Form of Registration Rights Agreement

10.3		LLC Agreement of Neff Holdings LLC, as currently in effect

10.4	*	Form of Second Amended and Restated Limited Liability Company Agreement of Neff Holdings LLC

10.5		Second Lien Credit Agreement, dated as of June 9, 2014, among Neff Holdings, LLC, Neff LLC, Neff Rental LLC, the Lenders Party thereto, Credit Suisse AG as Administrative Agent and Collateral Agent, Credit Suisse Securities (USA) LLC, as Joint Bookrunner and Joint Lead Arranger, and Jefferies Finance LLC, as Joint Bookrunner, Joint Lead Arranger and Syndication Agent

10.6	*	Amendment No. 1, dated as of October 14, 2014, to the Second Lien Credit Agreement, dated as of June 9, 2014, among Neff Holdings, LLC, Neff LLC, Neff Rental LLC, the Lenders Party thereto, Credit Suisse AG as Administrative Agent and Collateral Agent, Credit Suisse Securities (USA) LLC, as Joint Bookrunner and Joint Lead Arranger, and Jefferies Finance LLC, as Joint Bookrunner, Joint Lead Arranger and Syndication Agent

10.7		Amended and Restated Senior Secured Credit Agreement, dated as of October 1, 2010 and as amended and restated as of November 20, 2013, among Neff LLC, Neff Holdings LLC, the other Credit Parties party thereto, the Lenders party thereto from time to time, Bank of America, N.A., as Agent, Swing Line Lender and L/C Issuer, Bank of America, N.A. and Wells Fargo Capital Finance, LLC as Co-Collateral Agents, Wells Fargo Capital Finance, LLC as Syndication Agent and Regions Bank as Documentation Agent and Merrill Lynch, Pierce, Fenner and Smith Incorporated as Lead Arranger and Bookrunner

10.8	†	Amendment No. 1, dated as of June 9, 2014, to the Amended and Restated Senior Secured Credit Agreement, dated as of October 1, 2010 and as amended and restated as of November 20, 2013, among Neff LLC, Neff Holdings LLC, the other Credit Parties party thereto, the Lenders party thereto from time to time, Bank of America, N.A., as Agent, Swing Line Lender and L/C Issuer, Bank of America, N.A. and Wells Fargo Capital Finance, LLC as Co-Collateral Agents, Wells Fargo Capital Finance, LLC as Syndication Agent and Regions Bank as Documentation Agent and Merrill Lynch, Pierce, Fenner and Smith Incorporated as Lead Arranger and Bookrunner

Exhibit Number		Description
10.9	*	Amendment No. 2, dated as of October 14, 2014, to the Amended and Restated Senior Secured Credit Agreement, dated as of October 1, 2010 and as amended and restated as of November 20, 2013, among Neff LLC, Neff Holdings LLC, the other Credit Parties party thereto, the Lenders party thereto from time to time, Bank of America, N.A., as Agent, Swing Line Lender and L/C Issuer, Bank of America, N.A. and Wells Fargo Capital Finance, LLC as Co-Collateral Agents, Wells Fargo Capital Finance, LLC as Syndication Agent and Regions Bank as Documentation Agent and Merrill Lynch, Pierce, Fenner and Smith Incorporated as Lead Arranger and Bookrunner

10.10		Form of Neff Corporation 2014 Incentive Award Plan

10.11		Form of Neff Corporation 2014 Senior Executive Incentive Bonus Plan

10.12		Form of Neff Holdings LLC 2014 Management Special Bonus Plan

10.13		Form of Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan

10.14		Form of Neff Holdings LLC 2014 Incentive Bonus Plan

10.15		Neff Holdings LLC Management Equity Plan, dated as of October 1, 2010

10.16	†	Employment Agreement by and between Graham Hood and Neff Corp., dated as of March 2007, and as amended September 30, 2010 and May 10, 2013

10.17	†	Employment Agreement by and between Mark Irion and Neff Corp., dated as of March 1, 2000, and as amended January 31, 2005, July 8, 2005, May 31, 2007, September 30, 2010 and June 1, 2011

10.18	†	Employment Letter between Westley Parks and Neff Rental LLC, dated as of November 29, 2011

10.19	*	Form of Indemnification Agreement

21.1		List of subsidiaries of Neff Corporation

23.1		Consent of Deloitte & Touche LLP as to Neff Corporation

23.2		Consent of Deloitte & Touche LLP as to Neff Holdings LLC

23.3	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	†	Power of Attorney (included in the signature page to this registration statement)

99.1	†	Consent of Robert Singer, as director nominee

99.2	†	Consent of James Continenza, as director nominee

99.3	†	Consent of Joseph Deignan, as director nominee

99.4	†	Consent of Gerard E. Holthaus, as director nominee

*
To be submitted by amendment.

†
Previously filed.